CORUS ENTERTAINMENT INC.
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SHAW COMMUNICATIONS INC.

SHARE PURCHASE AGREEMENT
January 13th, 2016

THIS SHARE PURCHASE AGREEMENT is made January 13th, 2016

BETWEEN:

CORUS ENTERTAINMENT INC., a corporation governed by the laws of Canada (the “Purchaser”),

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SHAW COMMUNICATIONS INC., a corporation governed by the laws of the Province of Alberta (the “Vendor”),

RECITALS:

A.	The Vendor beneficially owns and controls all of the issued and outstanding shares of Shaw Media Inc., a corporation governed by the laws of the Province of Alberta (the “Company”).

B.	The Purchaser wishes to purchase, and the Vendor wishes to sell, all of the issued and outstanding shares in the capital of the Company and the Purchased Debt (as defined herein).

C.	The Vendor and the Purchaser are “related parties” pursuant to the requirements of MI 61-101 (as defined herein) and, as such, the purchase and sale of the Purchased Shares (as defined herein) and the Purchased Debt constitutes a “related party transaction” (as defined in MI 61-101) for each of the Vendor and the Purchaser.

D.	The Purchaser has obtained a formal valuation prepared by Barclays Capital Canada Inc. as required under MI 61-101 in connection with the purchase and sale of the Purchased Shares and the Purchased Debt and will seek Purchaser Shareholder Approval (as defined herein) in accordance with this Agreement.

E.	The Vendor is exempt from the requirements under MI 61-101 to obtain a formal valuation or minority shareholder approval in respect of the transactions contemplated by this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Accounts Receivable” means all accounts receivable, notes receivable, bills receivable, trade accounts, book debts and insurance claims due or deemed to be due to the Company, including any refunds and rebates receivable due or deemed to be due to the Company, and the benefit of all security (including cash deposits), guarantees and other collateral held by the Company, all as recorded on the Books and Records in accordance with GAAP as at the given date;

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly;

“Agreement” means this Share Purchase Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article”, “Section”, “Schedule” or “Exhibit” mean the specified Article or Section of, or Schedule or Exhibit to, this Agreement;

“Alternative Transaction” has the meaning given in Section 7.4(a) hereof;

“Appurtenances” means privileges, rights, easements and appurtenances both at law and equity belonging to or for the benefit of Real Property, including means of access between Real Property and a public way, rights in respect of or for any other uses upon which the present use is dependent (such as pipelines, cables, railway sidings) and rights existing in and to any streets, alleys, passages and other rights-of-way;

“Arbitrating Accountant” has the meaning given in Section 3.3(c) hereof;

“Arm’s Length” has the meaning given in the Tax Act;

“Balance Sheet” means the audited consolidated statement of financial position of the Company and its Subsidiaries as at August 31, 2015, forming part of the Company Financial Statements;

“Benefit Plans” means plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered to which the Company or any of its Subsidiaries is a party or bound or in which the Employees participate or under which the Company or any of its Subsidiaries has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its Employees or former employees, directors or officers, individuals working on contract with the Company or any of its Subsidiaries or other individuals providing services to any of them of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such Persons), excluding Statutory Plans;

“Books and Records” means books and records of the Company and its Subsidiaries or of the Vendor or its Affiliates principally relating to the Company or any of its Subsidiaries including financial, corporate, operations and sales books and records, sales and purchase records, lists of suppliers and customers, formulae, business reports, and material plans and projections and all other material documents, surveys, plans, files, records, assessments, correspondence, and other material data and information, financial or otherwise, including all material data, information and databases stored on computer-related or other electronic media;

“Business” means the business of the Company and its Subsidiaries, namely that of providing Canadians with programming content through a portfolio of conventional television stations, specialty television channels, and digital and mobile properties;

“Business Day” means any day, other than a Saturday or Sunday, on which Royal Bank of Canada in Toronto, Ontario and Calgary, Alberta is open for commercial banking business during normal banking hours;

“Canadian Securities Laws” means the securities legislation and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Securities Regulator made thereunder;

“Claims” includes claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, assessments or reassessments, informations or other similar processes;

“Closing” means the completion of the transactions contemplated by this Agreement;

“Closing Date” means:

(a)	if the conditions set out in Article 8 and Article 9 have been satisfied or waived (other than those Closing conditions that by their nature are only capable of being satisfied on the Closing Date, which conditions are capable of being satisfied) at a moment in time that is at least seven Business Days prior to the end of a calendar month, the first Business Day of the immediately following calendar month;

(b)	if the conditions set out in Article 8 and Article 9 have been satisfied or waived (other than those Closing conditions that by their nature are only capable of being satisfied on the Closing Date, which conditions are capable of being satisfied) at a moment in time that is fewer than seven Business Days prior to the end of a calendar month, the first Business Day of the second calendar month following the month in which the conditions set out in Article 8 and Article 9 have been satisfied or waived (other than those Closing conditions that by their nature are only capable of being satisfied on the Closing Date, which conditions are capable of being satisfied);

(c)	such earlier or later date as may be agreed to in writing by the Purchaser and the Vendor,

and provided that if the Vendor reasonably expects to receive the Tax Ruling during the calendar month in which the Closing Date would otherwise occur pursuant to paragraph (a) or (b) above, the Vendor may, on not less than five Business Days written notice prior to the date on which the Closing Date would otherwise occur pursuant to paragraph (a) or (b) above, delay the Closing Date to the first Business Day of the calendar month immediately following the calendar month in which the Closing Date would otherwise occur, and provided that in no event shall the Closing Date be later than the Outside Date; and provided further that if any portion of the Purchaser Debt Financing provided for in the Purchaser Commitment Letters would be unavailable on the date on which the Closing Date is otherwise scheduled to occur and the aggregate net proceeds of the Purchaser Debt Financing that would be available together with the proceeds from one or more Purchaser Offerings completed following the date of this Agreement would not be sufficient to pay the amount provided for in Section 3.2(a) on the date on which the Closing Date is otherwise scheduled to occur, the Purchaser may, from time to time, on written notice prior to the Closing, delay the Closing Date to a date specified by the Purchaser (which must be the first Business Day of a calendar month), provided that in no event shall the delayed Closing Date be later than the Outside Date and the Purchaser shall not be entitled to delay the Closing Date pursuant to this proviso if it has breached in any material respect any of its obligations pursuant to Section 7.5.

“Closing Time” means 9:00 a.m. (Toronto time), on the Closing Date or such other time on the Closing Date as the Parties may agree in writing as the time at which the Closing shall take place;

“Closing Working Capital” has the meaning given in Section 3.3(a) hereof;

“Collective Agreements” means collective agreements (including expired collective agreements which have not been renewed) and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which the Company or any of its Subsidiaries is bound or which impose any obligations upon the Company or any of its Subsidiaries or set out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective agreements;

“Company” has the meaning given in the recitals to this Agreement;

“Company Disclosure” means the disclosure prepared by the Vendor regarding the Company, its Subsidiaries, the Business and the Purchased Shares and, to the extent required, the Vendor, required to be included under applicable Law in the Purchaser Circular or any prospectus or other offering document prepared in connection with a Purchaser Offering, including the Company Financial Statements and, to the extent required, the unaudited interim consolidated financial statements of the Company and its Subsidiaries for any period subsequent to August 31, 2015;

“Company Financial Statements” means, collectively, the audited consolidated statements of the Company of income, comprehensive income, changes in shareholders’ equity and cash flows and all notes thereto for each of the years ended August 31, 2013, August 31, 2014 and August 31, 2015 and the audited consolidated statements of the Company of financial position as at August 31, 2014 and August 31, 2015, and all notes thereto, copies of which are attached to the Vendor Disclosure Letter;

“Company Material Adverse Change” means (i) any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or collectively in the aggregate are, or either individually or collectively in the aggregate would reasonably be expected to be, materially adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (a) the announcement of the execution of this Agreement or the transactions contemplated herein; or (b) any change in GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which the Company and its Subsidiaries conduct business; or (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions, or in national or global financial or capital markets; or (d) any change generally affecting the industries in which the Company and its Subsidiaries conduct business; or (e) any natural disaster; or (f) any actions taken (or omitted to be taken) at the written request of the Purchaser including, for greater certainty, any actions requested in writing by the Purchaser that would be implemented following consummation of the transactions contemplated by this Agreement; or (g) any action taken by the Company or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business); provided, however, that with respect to clauses (b), (c), (d) and (e) above, such matter does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to comparable entities operating in the industries in which the Company and its Subsidiaries conduct business (in which case, only the incremental disproportionate impact shall be taken into account in determining whether a “Company Material Adverse Change” has occurred or would reasonably be expected to occur), and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Company Material Adverse Change” has occurred or would reasonably be expected to occur; or (ii) any fact or state of facts, circumstance, change, effect, occurrence or event which, either individually or collectively in the aggregate is or would reasonably be expected to be materially adverse to the ability of the Vendor and/or the Company to complete or consummate the transactions contemplated by this Agreement;

“Company Plan” means any Benefit Plan that is sponsored or maintained by the Company or any of its Subsidiaries;

“Consideration Shares” means the 71,364,853 Purchaser Class B Shares issuable to the Vendor pursuant to this Agreement in partial satisfaction of the Purchase Price;

“Consolidated Plan of Compromise, Arrangement and Reorganization” means the consolidated plan of compromise, arrangement and reorganization dated June 23, 2010 pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act involving Canwest Global Communications Corp. (“Canwest”), Canwest Media Inc. (“CMI”) and certain subsidiaries of Canwest;

“Contracts” means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which a Party or any of its Subsidiaries is a party or by which any of them are legally bound or under which a Party or any of its Subsidiaries has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees;

“control” means, in respect of:

(a)	a corporation, the ability of a Person or group of Persons acting in concert to influence the manner in which the business of such corporation is carried on, whether as a result of ownership of sufficient voting shares of such corporation to enable that Person or group of Persons to elect a majority of the directors of such corporation or by contract or otherwise;

(b)	a partnership, trust, syndicate or other entity, actual power or authority to manage and direct the affairs of, or ownership of more than fifty percent (50%) of the transferable beneficial interests in, such entity, and the term “controlled” has a corresponding meaning;

“CRTC” means the Canadian Radio-television and Telecommunications Commission or any successor body thereto;

“CRTC Approval” means the approval by the CRTC pursuant to the administrative approach set out in Broadcasting Information Bulletin CRTC 2008-8-2 of the transactions contemplated by this Agreement or such other approval as may be required;

“CRTC Licence” means a licence issued by the CRTC to carry on a programming undertaking;

“Data Protection Laws” means any applicable Laws relating to (i) the privacy of users of the products or services of the Company and its Subsidiaries and all internet websites owned, maintained or operated by the Company or its Subsidiaries and (ii) any other applicable data protection and privacy Laws, including those regarding the collection, storage, processing, transfer, disclosure, use and provision of notice of breach regarding any data consisting of personal information, in each case as such term is defined under the applicable Law, that is, or is capable of being, associated with identifiable individuals (in each case, as may be amended or re-enacted);

“Defined Benefit Plans” means any Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Tax Act and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act;

“Determination Date” has the meaning given in Section 3.3(c) hereof;

“Dispute”, “Dispute Notice” and “Dispute Period” have the respective meanings attributed thereto in Section 3.3(b) hereof;

“Effective Time” means 12:01 a.m. (Toronto time) on the first day of the calendar month in which the Closing occurs;

“Elected Amount” has the meaning given in Section 3.5(a) hereof;

“Employees” means individuals employed by the Company or any of its Subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

“Employment Contracts” means written Contracts, other than Benefit Plans, relating to an Employee, including any written communication or practice relating to an Employee which imposes any obligation on the Company or any of its Subsidiaries;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, developments or similar agreements, easements, rights-of-way, title defects, options or adverse claims or encumbrances of any kind or character whatsoever;

“Environment” means the environment and natural environment as defined in any Environmental Laws and includes indoor air and any living things;

“Environmental Approvals” means permits, certificates, licences, authorizations, consents, agreements, instructions, directions, notices, registrations, approvals or other rights made, issued, granted, conferred or required by a Governmental Authority pursuant to any Environmental Law relating to the operations, business or assets of the Company or any of its Subsidiaries;

“Environmental Laws” means Laws relating to the Environment and public health or safety, and includes Laws relating to any sewer system and to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances;

“Environmental Orders” means Orders issued, filed or imposed by any Governmental Authority pursuant to any Environmental Laws and include certificates of property use and Orders requiring investigation, assessment, monitoring, managing, controlling, treatment, removal, excavation or remediation of any site or Hazardous Substance, or requiring that any Release or any other activity be reduced, modified, managed, controlled, stopped or eliminated or requiring any form of payment or co-operation be provided to any Governmental Authority;

“Equipment Contracts” means Contracts relating to Tangible Personal Property and includes motor vehicle leases, equipment leases, leases of computer hardware and computer systems, conditional sales contracts, title retention agreements and other similar agreements;

“GAAP” means generally accepted accounting principles from time to time approved by the Chartered Professional Accountants Canada, or any successor institute, applicable as at the date on which any calculation or determination is required to be made;

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, courts, bodies, boards, tribunals or dispute settlement panels, stock exchanges or other law, rule or regulation-making organizations or entities:

(a)	having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b)	exercising, or entitled to exercise, any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Governance and Investor Rights Agreement” means the governance and investor rights agreement to be entered into on the Closing Date between the Vendor and the Purchaser in the form attached as Exhibit A hereto;

“Governmental Authorizations” means authorizations, approvals, including Environmental Approvals, franchises, Orders, certificates, consents, directives, notices, licences, permits, variances, agreements, instructions, registrations or other rights issued to or required by a Party or any of its Subsidiaries, by or from any Governmental Authority;

“Hazardous Substances” means pollutants, contaminants, wastes of any nature, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances or dangerous goods as defined, judicially interpreted or identified in any Environmental Laws including asbestos, asbestos-containing materials, polychlorinated biphenyls (PCBs) and mould;

“Improvements” means plants, buildings, structures, fixtures, erections and improvements located on, over, under or upon the Real Property and mechanical, electrical, plumbing, heating and air-conditioning systems relating to the Real Property, including any of the foregoing under construction;

“Incurred” means, in relation to claims under the Parent Plans, the date on which the event giving rise to such claim occurred and, in particular: (i) with respect to a death or dismemberment claim, shall be the date of the death or dismemberment; (ii) with respect to a short-term or long-term disability claim, shall be the date that the period of short-term or long-term disability commenced (provided that a short-term or long-term disability claim shall be deemed to be Incurred prior to the Closing Date where any Employee suffers a disability after the Closing Date and such disability would be considered under the terms of the Parent Plan, as it read as at the Closing Date, to be a recurrence of disability that occurred prior to the Closing Date); (iii) with respect to an extended health care claim, including dental and medical treatments, shall be the date of the treatment; and (iv) with respect to a prescription drug or vision care claim, the date that the prescription was filled;

“Indemnification Period” means the period commencing on the date of this Agreement and expiring on the date that is 18 months from the Closing Date;

“Indemnified Party” has the meaning given in Section 11.3(a) hereof;

“Indemnifying Party” has the meaning given in Section 11.3(a) hereof;

“Information Technology” means physical or virtualized computer hardware, specialized technology equipment rooms, commissioned, licensed or internally built software, databases, data archives and websites owned or leased by the Company or any of its Subsidiaries;

“Intellectual Property” means intellectual property rights, whether registered or not, owned, licensed, used or held by the Company or any of its Subsidiaries, including:

(a)	inventions, pending patent applications (including divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents, including those inventions, pending patent applications and issued patents;

(b)	trade-marks, trade dress, trade-names, business names, corporate names, domain names, website names and world wide web assesses, logos and other indicia of origin;

(c)	copyrights, including the copyright registrations and applications;

(d)	industrial designs and similar rights, including those registrations and applications; and

(e)	material proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing;

“Laws” means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

“Leased Real Property” means lands and/or premises which are used by the Company or any of its Subsidiaries and which are leased, subleased, licensed to or otherwise occupied by the Company or any of its Subsidiaries pursuant to a Real Property Lease and the interests of the Company or any of its Subsidiaries in any Improvements and Appurtenances;

“Lenders” means Royal Bank of Canada and each other Person who becomes a lender in respect of one or more of the Purchaser Debt Financings pursuant to one or more of the Purchaser Commitment Letters;

“Losses” means assessments or reassessments, judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Material Contracts” means Contracts to which the Company or any of its Subsidiaries is a party:

(a)	involving aggregate payments to or by the Company and/or its Subsidiaries in excess of $10,000,000 in a fiscal year or in the aggregate, including program output or licence agreements with any production studio, producer or distributor based in Canada, the United States or otherwise, and any other supplier or customer agreements not otherwise disclosed in this Agreement;

(b)	entered into after September 1, 2015 for the acquisition or disposition, directly or indirectly (by merger or otherwise), of any material assets or any capital stock or other equity interests of any Person;

(c)	relating to the acquisition or disposition of any material assets or any capital stock or other equity interests of any Person pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other continuing payment obligations (contingent or actual);

(d)	that constitute shareholder agreements, joint venture agreements that are material in nature, partnership agreements, strategic alliance agreements or trust agreements, in each case governing the Company or any of its Subsidiaries;

(e)	which restrict or purport to restrict the Company and/or its Subsidiaries from competing with any Person in any business or in any geographic area or to engage in any business or other activity; or

(f)	which, if terminated without the consent of the Company and/or its Subsidiaries, would reasonably be expected to have a Company Material Adverse Change;

and in each case, including any and all amendments and revisions thereto and restatements thereof;

“Material Subsidiaries” means the material Subsidiaries of the Purchaser, being those subsidiaries listed in the current annual information form of the Purchaser;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“misrepresentation” has the meaning given in Canadian Securities Laws;

“Multi-Employer Plans” means Benefit Plans to which the Company is required to contribute and which are not maintained or administered by the Company or any of its Affiliates;

“Notice” has the meaning given in Section 13.5 hereof;

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator, including Environmental Orders;

“Outside Date” means May 2, 2016, or such later date as may be agreed to by the Parties in writing, provided that:

(a)	the Outside Date shall automatically be extended if CRTC Approval has not been obtained by such date to the first Business Day of the calendar month following the date on which CRTC Approval has been obtained; and

(b)	the Outside Date shall automatically be extended to the first Business Day of the calendar month immediately following the calendar month in which the Outside Date would otherwise occur in the event the Vendor reasonably expects to receive the Tax Ruling during such following calendar month;

provided further and notwithstanding any of the foregoing or any other provision of this Agreement, in no event shall the Outside Date be extended or deemed to be extended beyond October 3, 2016;

“Owned Real Property” means real property, owned or purported to be owned in fee simple, by the Company or any of its Subsidiaries, and real property, other than Leased Real Property, in which the Company or any of its Subsidiaries has an interest, including Improvements and Appurtenances;

“Parent DC Pension Plan” means the Vendor DC Pension Plan having registration number 55709 under the Pension Benefits Standards Act (Canada) in which Employees participate;

“Parent Plan” means any Benefit Plan that is sponsored or maintained by the Vendor and in which Employees participate;

“Parties” means each of the Vendor and the Purchaser collectively, and “Party” means either of them;

“Pension Plans” means Benefit Plans providing pensions, superannuation benefits or retirement savings, including pension plans, top up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act) and “retirement compensation arrangements” (as defined in the Tax Act);

“Pension Plan Unfunded Liability” means an unfunded liability in respect of any Pension Plan, including a going concern unfunded liability, a solvency deficiency or wind-up deficiency, determined as at the date of the most recent actuarial valuation prepared in respect of such plan;

“Permitted Encumbrances” means:

(a)	the Encumbrances listed in Section 1.1 of the Vendor Disclosure Letter;

(b)	liens for Taxes, assessments and governmental charges that are due but are being contested in good faith and diligently by appropriate proceedings and in respect of which adequate provision for the related monetary obligation has been made;

(c)	in respect of real property, servitudes, easements, restrictions, rights-of-way and other similar rights or any interest therein, provided the same are not of such nature as to materially adversely affect the use or value of the property subject thereto;

(d)	in respect of real property, the reservations in any original grants from the Crown of any real property or interest therein which do not materially adversely affect the use or value of the real property subject thereto;

(e)	assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease and liens or rights reserved in any lease for rent or for compliance with the terms of such lease;

(f)	inchoate liens claimed or held by any Governmental Authority or a public utility in respect of the payment of Taxes or utilities not yet due and payable;

(g)	in respect of Tangible Personal Property, liens of any kind, provided the same are not of such nature as to materially adversely affect the use or value of the Tangible Personal Property subject thereto; and

(h)	liens under pension standards legislation applicable to any Benefit Plan that relate to employee contributions withheld from pay but not yet due to be remitted to the applicable Benefit Plan;

“Person” means any individual, sole proprietorship, partnership, firm, entity, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Personal Information” means information in the possession or under the control of the Company about an identifiable individual;

“Pertinent Partnership” has the meaning given in the definition of Vendor Taxes;

“Plan Emergence Agreement” means the Plan Emergence Agreement entered into on June 25, 2010 by Canwest, CMI, Skipper and the Monitor (as defined therein) in connection with the Consolidated Plan of Compromise, Arrangement and Reorganization;

“Post-Retirement Benefit Plans” means any Benefit Plans providing health, dental, life insurance or any other welfare benefits beyond retirement or other termination of service to any Employees or former employees, or officers or directors of the Company or any of its Subsidiaries (or any spouse, beneficiary or dependent of any such person), whether a Company Plan or Parent Plan;

“Pre-Closing Reorganization” has the meaning given in Section 7.3(a) hereof;

“Pre-Closing Tax Period” means any taxable period ending on or before the Effective Time and that portion of any Straddle Period up to the Effective Time;

“Pre-Closing Time” has the meaning given in the definition of Vendor Taxes;

“Purchase Price” has the meaning given in Section 3.1 hereof;

“Purchased Debt” means the ordinary course non-interest bearing debt owing by the Company to the Vendor, and which debt is in the aggregate principal amount of approximately $335 million as of November 30, 2015 (which principal amount, for certainty, may increase or decrease from such date until the Closing Time), which is to be evidenced by one or more promissory notes by the Closing Time in mutually acceptable form;

“Purchased Shares” means all of the issued and outstanding shares in the capital of the Company, being 10,000,100 Class A common shares in the capital of the Company;

“Purchaser Acquisition Proposal” means:

(a)	any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution, or winding-up in respect of the Purchaser that, if consummated, would result in a Person or group of joint actors beneficially owning 50% or more of the equity securities of the Purchaser;

(b)	any direct or indirect sale of assets (or any lease, long-term supply arrangement, licence, or other arrangement having the same economic effect as a sale) of the Purchaser or any of its Subsidiaries representing 50% or more of the consolidated assets, revenues, or earnings of the Purchaser;

(c)	any direct or indirect sale, issuance, or acquisition of shares or other equity interests (or securities convertible or exchangeable into or exercisable for such shares or interests) in the Purchaser or any of its material Subsidiaries representing 50% or more of the issued and outstanding equity interests of the Purchaser or such material Subsidiary or rights or interests therein or thereto;

(d)	any similar transaction or series of transactions involving the Purchaser or any of its Subsidiaries, directly or indirectly; or

(e)	any inquiry, proposal, offer, or public announcement of an intention to do any of the foregoing;

in each case, made after the date hereof, and excluding the transactions contemplated by this Agreement or any transaction involving only the Purchaser and one or more of its Subsidiaries;

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time;

“Purchaser Class A Shareholders” means the holders of Purchaser Class A Shares;

“Purchaser Class A Shares” means the Class A participating shares in the capital of the Purchaser;

“Purchaser Class B Shares” means the Class B Non-Voting participating shares in the capital of the Purchaser;

“Purchaser Commitment Letters” means, collectively, the Purchaser Senior Debt Commitment Letter, the Purchaser Equity Commitment Letter and the Purchaser Note Commitment Letter, and each a “Purchaser Commitment Letter”;

“Purchaser Core Representations” means the representations and warranties of the Purchaser set forth in Sections 1 (Organization and Qualification), 2 (Residence), 3 (Due Authorization and Enforceability of Obligations), and 7 (Capitalization) of Schedule 5.1;

“Purchaser Debt Financings” means: (a) the agreement of each of the applicable Lenders to lend, subject to the terms and conditions of the Purchaser Senior Debt Commitment Letter, the amounts set forth therein; and (b) the agreement of each of the applicable Lenders to lend, subject to the terms and conditions of the Purchaser Equity Commitment Letter, the Purchaser Note Commitment Letter or both, as applicable, the amounts set forth therein, respectively, except to the extent that the obligations of the Lenders under the Purchaser Equity Commitment Letter and/or Purchaser Note Commitment Letter have been reduced or terminated in accordance with the terms thereof as a result of the completion of one or more Purchaser Offerings, the proceeds of all of which will be used by the Purchaser for purposes of financing the cash portion of the Purchase Price;

“Purchaser Disclosure Letter” means the disclosure letter executed by the Purchaser and delivered to the Vendor concurrently with the execution of this Agreement;

“Purchaser Equity Commitment Letter” means the commitment letter dated the date of this Agreement between the Purchaser and the Lenders, including the summaries of terms attached thereto, providing for an equity bridge credit facility;

“Purchaser Financial Statements” has the meaning given in Section 10 of Schedule 5.1 hereto;

“Purchaser Indemnified Parties” has the meaning given in Section 11.1(a) hereof;

“Purchaser Material Adverse Change” means (i) any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or collectively in the aggregate are, or either individually or collectively in the aggregate would reasonably be expected to be, materially adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (a) the announcement of the execution of this Agreement or the transactions contemplated herein; or (b) any change in GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business; or (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; or (d) any change generally affecting the industries in which the Purchaser and its Subsidiaries conduct business; or (e) any natural disaster; or (f) any action taken by the Purchaser or any of its Subsidiaries that is required pursuant to this Agreement (including any item agreed to be taken pursuant to Section 7.4, but excluding any obligation to act in the ordinary course of business); provided, however, that with respect to clauses (b), (c), (d) and (e) above, such matter does not have a disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to comparable entities operating in the industries in which the Purchaser and its Subsidiaries conduct business (in which case, only the incremental disproportionate impact shall be taken into account in determining whether a “Purchaser Material Adverse Change” has occurred or would reasonably be expected to occur), and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Purchaser Material Adverse Change” has occurred or would reasonably be expected to occur; or (ii) any fact or state of facts, circumstance, change, effect, occurrence or event which either individually or collectively in the aggregate is or would reasonably be expected to be materially adverse to the ability of the Purchaser to complete or consummate the transactions contemplated by this Agreement;

“Purchaser Meeting” means the special meeting of Purchaser Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Purchaser Shareholder Approval;

“Purchaser Note Commitment Letter” means the commitment letter dated the date of this Agreement between the Purchaser and the Lenders, including the summaries of terms attached thereto, providing for a high-yield note bridge credit facility;

“Purchaser Offerings” means one or more public or private offerings of equity or debt securities of the Purchaser, including an offering of Subscription Receipts;

“Purchaser Public Documents” means all forms, reports, schedules, statements and other documents filed by the Purchaser on SEDAR since September 1, 2014;

“Purchaser Senior Debt Commitment Letter” means the commitment letter dated the date of this Agreement between the Purchaser and the Lenders, including the summaries of terms attached thereto, providing for a term credit facility and a revolving credit facility;

“Purchaser Shareholder Approval” means the approval of the issuance of the Consideration Shares and the purchase of the Purchased Shares at the Purchaser Meeting by: (a) the Purchaser Class A Shareholders and Purchaser Class B Shareholders, each voting as a class, by ordinary resolution, in accordance with the “minority approval” requirements of Part 8 of MI 61-101; and (b) the Purchaser Class B Shareholders, by ordinary resolution, in accordance with the requirements of the TSX;

“Purchaser Shareholders” means the Purchaser Class A Shareholders and the holders of Purchaser Class B Shares;

“Purchaser Shares” means, collectively, the Purchaser Class A Shares and the Purchaser Class B Shares;

“Real Property” means the Owned Real Property and the Leased Real Property;

“Real Property Leases” means Contracts pursuant to which the Company or any of its Subsidiaries uses or occupies the Leased Real Property, including all rights related to Improvements and Appurtenances;

“Release” has the meaning prescribed in any Environmental Laws and includes any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional;

“Representative” means, in respect of a Person, its Subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

“Securities Regulators” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Services” means all conventional television undertakings, all licensed and exempt specialty television services, including any ownership interests in such undertakings, and all associated non-linear offerings owned or controlled by the Company and its Subsidiaries;

“Shomi Partnership” means the general partnership between Shaw Cablesystems Limited and Rogers Media Inc. established for the purpose of developing, launching and operating a premium subscription video on demand service;

“Special Committee” means the committee of the board of directors of the Purchaser formed for the purpose, among other things, of considering the transactions contemplated by this Agreement;

“Straddle Period” means any taxable period which begins before the Effective Time and ends after the Effective Time;

“Straddle Period Return” means a Tax Return for a Straddle Period;

“Statutory Plans” means statutory benefit plans which the Company or any of its Subsidiaries are required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Subscription Receipts” means subscription receipts to acquire Purchaser Class B Shares;

“Subsidiaries” with respect to a Person means, at the time such determination is being made, any other Person controlled by such first Person, in each case, whether directly or indirectly, but in the case of the Company, excludes the Shomi Partnership;

“Tangible Personal Property” means machinery, equipment, furniture, furnishings, office equipment, computer hardware, supplies, materials, vehicles, material handling equipment, implements, parts, tools and spare parts and tangible assets (other than the Real Property) owned or used or held by the Company or any of its Subsidiaries, including: (a) any of the foregoing which are in storage or in transit; (b) other tangible personal property of the Company or any of its Subsidiaries whether located in or on the Real Property or elsewhere; and (c) any of the foregoing which may be attached to Real Property but are not Improvements;

“Target Working Capital” means $136,269,000; a calculation of Target Working Capital is set out in Section 1.1 of the Vendor Disclosure Letter;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Tax Ruling” has the meaning given in Section 7.4(c) hereof;

“Taxing Authority” means any federal, provincial, state, local or foreign Governmental Authority having responsibility for Taxes;

“Technical Information” means know-how and related technical knowledge owned, used or held by the Company or any of its Subsidiaries, including:

(a)	trade secrets, confidential information and other proprietary know-how, other than content licences, program format licences, and other licenced program formats;

(b)	information of a scientific, technical, financial or business nature regardless of its form;

(c)	uniform resource locators, domain names, telephone, telecopy, internet protocol and email addresses, and UPC consumer packaging codes; and

(d)	documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

“Technology” means Intellectual Property, Technical Information and Information Technology;

“Transaction Agreements” means, collectively, this Agreement, the Governance and Investor Rights Agreement and the Transition Services Agreement;

“Transition Services Agreement” means the transition services agreement to be entered into on the Closing Date between the Vendor and the Purchaser substantially in the form agreed to by the Parties on the date hereof;

“TSX” means the Toronto Stock Exchange;

“Union” means an organization of employees formed for purposes that include the regulation of relations between employees and employers and includes a provincial, territorial, national or international union, a certified council of unions, a designated or certified employee bargaining agency, and any organization which has been declared a union pursuant to applicable labour relations legislation;

“Unrelated Person” has the meaning provided in subsection 55(3.01) of the Tax Act;

“Vendor Core Representations” means the representations and warranties of the Vendor in Sections 1 (Organization and Qualification of the Company), 2 (Status of the Vendor and Right to Sell), 3 (Residence), 4 (Due Authorization and Enforceability of Obligations), 7 (Capitalization), 8 (Subsidiaries), 37 (Securities Law Matters), 38 (Brokers) and 39 (Assets Located and Sales in the United States) of Schedule 4.1;

“Vendor Disclosure Letter” means the disclosure letter executed by the Vendor and delivered to the Purchaser concurrently with the execution of this Agreement;

“Vendor Indemnified Parties” has the meaning given in Section 11.2(a) hereof;

“Vendor Public Documents” means all forms, reports, schedules, statements and other documents filed by the Vendor on SEDAR since September 1, 2014;

“Vendor Taxes” means: (1) any and all Taxes payable or receivable of the Company or its Subsidiaries with respect to any Pre-Closing Tax Period, and for these purposes income Taxes in respect of a Straddle Period of a corporation shall be calculated on the basis that: (i) such Straddle Period for the corporation and any partnership in which the corporation has a direct or indirect interest at the Effective Time (a “Pertinent Partnership”) ended immediately before the Effective Time (the “Pre-Closing Time”); and (ii) the income and taxable income of the corporation and any Pertinent Partnership for such Straddle Period was reduced by the maximum amount of deductions and credits, including any discretionary deductions and credits, that would have been available to the corporation or Pertinent Partnership, as the case may be, had the corporation’s or Pertinent Partnership’s taxation year ended at the Pre-Closing Time; for which purpose any deduction or credit that is calculated for an annual or periodic basis shall be prorated on the basis of the number of days in the period starting on the commencement of such Straddle Period and ending at the Pre-Closing Time as compared to 365 days; and (2) any and all Taxes of the Company or its Subsidiaries with respect to periods between the Effective Time and up to and including the Closing Time arising as a result of, or in connection with or relating to, any non-ordinary course events or transactions that occur in that period;

“Working Capital” means the aggregate working capital of the Company and its Subsidiaries calculated in accordance with, and including only the categories of items set forth in, Section 1.1 of the Vendor Disclosure Letter;

1.2	“Working Capital Adjustment” has the meaning given in Section 3.3(a) hereof; and “Working Capital Statement” has the meaning given in Section 3.3(a) hereof. Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(b)	Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

(c)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(d)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e)	No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)	Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

(h)	Statutory References – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(i)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(j)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(k)	Affiliates – The Parties acknowledge that they are Affiliates by virtue of being under common control; however, for purposes of this Agreement and the interpretation of the provisions of this Agreement, the Parties agree that the Purchaser and its Subsidiaries shall be deemed not to be Affiliates of the Vendor and its Subsidiaries and that the Vendor and its Subsidiaries shall be deemed not to be Affiliates of the Purchaser and its Subsidiaries.

1.3	Knowledge

(a)	Any reference to the “knowledge of the Vendor” or to the “knowledge of the Company” means the actual knowledge, after reasonable inquiry (but excluding any inquiries or searches of public registries or filings), of the following officers of the Vendor and the Company: Trevor English, Senior Vice President Corporate Development & Business Planning of the Vendor, Barbara Williams, Executive Vice President and President of the Company, Michael French, Vice President, Finance of the Company, Ella Stuart, Vice President, Taxation, of the Vendor, and Peter Johnson, Senior Vice President, Corporate Secretary and General Counsel of the Vendor.

(b)	Any reference to the “knowledge of the Purchaser” means the actual knowledge, after reasonable inquiry (but excluding any inquiries or searches of public registries or filings), of the following officers of the Purchaser: Doug Murphy, President and Chief Executive Officer, Tom Peddie, Chief Financial Officer, Kathleen McNair, Executive Vice President, Special Advisor to the CEO and Chief Integration Officer, Gary Maavara, Executive Vice President and General Counsel, Judy Adam, Vice President, Finance, and Jeremy Wilson, Vice President, Taxation.

1.4	Entire Agreement

This Agreement and the agreements and other documents entered into pursuant to or in connection with this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.5	Schedules

The schedules and exhibits to this Agreement, listed below, are an integral part of this Agreement:

Schedule		Description
Schedule 4.1	-	Vendor Representations and Warranties
Schedule 5.1	-	Purchaser Representations and Warranties
Schedule 7.4	-	Alternative Transaction
Exhibit		Description

Exhibit A	-	Governance and Investor Rights Agreement

ARTICLE 2
PURCHASE AND SALE

2.1	Action by Vendor and Purchaser

Subject to the provisions of this Agreement, at the Closing Time:

(a)	Purchase and Sale of Purchased Shares and Purchased Debt – the Vendor shall sell and the Purchaser shall purchase the Purchased Shares and the Purchased Debt, in each case free and clear of all Encumbrances;

(b)	Payment of Purchase Price – the Purchaser shall pay the Purchase Price to the Vendor as provided in Sections 3.2, 3.3 and 3.6;

(c)	Transfer and Delivery of the Purchased Shares and Purchased Debt – the Vendor shall transfer and deliver to the Purchaser (i) share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Company to enter the Purchaser or its nominee(s) upon the books of the Company as the holder of the Purchased Shares and to issue one or more share certificates to the Purchaser or its nominee(s) representing the Purchased Shares; and (ii) any evidence of the Purchased Debt;

(d)	Other Documents – the Vendor and Purchaser shall deliver such other documents as may be necessary and reasonably requested to complete the transactions provided for in this Agreement.

2.2	Effective Time

Notwithstanding the Effective Time, the transfer of title to the Purchased Shares and the Purchased Debt shall occur at the Closing Time and the Purchaser shall be entered into the books of the Company as the holder of the Purchased Shares and the Purchased Debt at the Closing Time.

2.3	Place of Closing

The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP located at 1 First Canadian Place, Suite 6300, 100 King Street West, Toronto, Ontario, or at such other place as may be agreed upon by the Vendor and the Purchaser.

ARTICLE 3
PURCHASE PRICE

3.1	Purchase Price

Subject to any adjustments pursuant to Section 3.3, the amount payable by the Purchaser for the Purchased Shares and the Purchased Debt (the “Purchase Price”) shall be the aggregate of the following:

(a)	the sum of $1,850 million in cash; and

(b)	$800 million to be satisfied through the issuance of the Consideration Shares.

3.2	Satisfaction of Purchase Price

The Purchaser shall satisfy the Purchase Price in accordance with this Section 3.2. At the Closing Time, the Purchaser will:

(a)	pay to the Vendor by wire transfer of immediately available funds to an account designated in writing by the Vendor to the Purchaser (such designation to be made at least three Business Days prior to the Closing Date), an amount equal to the amount set forth in subsection 3.1(a); and

(b)	issue the Consideration Shares to the Vendor or as otherwise designated in writing by the Vendor (such designation to be made at least three Business Days prior to the Closing Date).

3.3	Working Capital Adjustment

(a)	Prior to the date which is 90 days after the Closing Date, the Purchaser shall prepare and deliver to the Vendor a statement (the “Working Capital Statement”) setting forth (i) a calculation of the Working Capital as of the Effective Time (the “Closing Working Capital”); and a calculation of the adjustment, if any, to be made pursuant to this Section 3.3 (the “Working Capital Adjustment”). Except as otherwise provided in the definition of Working Capital, the Working Capital Statement shall be prepared by the Purchaser in accordance with GAAP, applied consistently with the Company’s past practices used in the preparation of the Company Financial Statements. The cost of preparing such Working Capital Statement shall be borne by the Purchaser. The Vendor shall, as requested by the Purchaser, cooperate fully in the post-Closing audit contemplated by this Section 3.3 and the preparation of the Working Capital Statement.

(b)	If the Vendor disagrees with the Purchaser’s calculation of the Working Capital Adjustment (the “Dispute”), the Vendor shall deliver written notice of the Dispute (the “Dispute Notice”) to the Purchaser within 30 days after the Vendor’s receipt of the Working Capital Statement (the “Dispute Period”). The Dispute Notice shall set forth in reasonable detail the basis for the Vendor’s disagreement with the Purchaser’s determination of the Working Capital Adjustment, the dollar amounts of the proposed revisions thereto and the Vendor’s good faith estimate of the Working Capital Adjustment if and to the extent determinable. The Purchaser shall permit the Vendor and its Representatives to review all working papers and documentation used or prepared in connection with the preparation of, or which otherwise form the basis of, the Working Capital Statement and the Purchaser’s calculation of the Working Capital Adjustment. If no Dispute Notice is received by the Purchaser during the Dispute Period, then the Working Capital Statement (and the calculations reflected therein) shall be deemed to have been accepted and agreed to by the Vendor in the form in which it was delivered to the Vendor and shall be final and binding upon the Parties. If the Purchaser receives a Dispute Notice from the Vendor during the Dispute Period, the Purchaser and the Vendor shall attempt to resolve the Dispute and agree in writing upon the final Working Capital Adjustment within 10 Business Days after the Purchaser’s receipt of the Dispute Notice.

(c)	If the Purchaser and the Vendor are unable to resolve the Dispute within the 10- Business Day period after the Purchaser’s receipt of the Dispute Notice, the Purchaser and the Vendor shall jointly engage a mutually agreed nationally recognized accounting firm (the “Arbitrating Accountant”). For the purposes of this Section 3.3(c), if the Parties are unable to agree on the appointment of the Arbitrating Accountant within five Business Days of the end of such 10-Business Day period, then either Party may apply to a judge of the Ontario Superior Court to have a nationally recognized firm of chartered accountants appointed as the Arbitrating Accountant for the purposes of this Section 3.3(c). The Arbitrating Accountant will not be the accountant or auditor for the Purchaser, the Company or the Vendor. The Arbitrating Accountant’s function shall be to review only those items that are in Dispute with respect to the determination of the Working Capital Adjustment and to resolve such Dispute in accordance with the requirements of this Section 3.3. The Arbitrating Accountant shall, as promptly as possible and in any event within 30 days after the date of its appointment, render its decision on the Dispute in writing to the Purchaser and the Vendor, together with a revised Working Capital Adjustment reflecting its decision with respect to each of the items in Dispute. The date on which the Working Capital Adjustment is finally determined in accordance with this Section is referred to as the “Determination Date”. The Arbitrating Accountant’s decision shall be final and binding upon the Parties, and the Working Capital Adjustment, as revised pursuant to the Arbitrating Accountant’s decision, shall be final and binding, barring manifest error. The Arbitrating Accountant, in its sole and absolute discretion, shall determine the proportion of its fees and expenses to be paid by the Vendor and the Purchaser, respectively, based primarily on the degree to which the Arbitrating Accountant has accepted the positions of the respective Parties in relation to the Dispute.

(d)	If it is determined pursuant to this Section 3.3 that:

(i)	(1) the amount of the Closing Working Capital is greater than (2) the amount of the Target Working Capital, the Purchaser shall pay to the Vendor the amount of such difference; or

(ii)	(1) the amount of the Closing Working Capital is less than (2) the amount of the Target Working Capital, the Vendor shall pay to the Purchaser the amount of such difference.

(e)	Any amount to be released or paid to a Party under this Section 3.3 shall be released or paid to the receiving Party within 10 days after (A) the conclusion of the Dispute Period, if the Vendor does not deliver a Dispute Notice; or (B) the Determination Date, if the Vendor delivers a Dispute Notice.

3.4	Interest

Any amount to be paid to a Party as an adjustment under Section 3.3 shall be paid together with interest thereon, calculated and compounded monthly from the Closing Date to the date of payment, at the rate per annum equal to the rate quoted by Royal Bank of Canada on the Closing Date as the reference rate of interest it uses for determining interest rates on Canadian dollar commercial loans in Canada and designated as Royal Bank of Canada’s prime rate.

3.5	Section 85 Election

(a)	It is intended that the transfer hereunder of the Purchased Shares be on a tax-deferred basis to the extent permissible under the relevant legislation. In order to give effect to this intention, the Vendor and the Purchaser shall, in a timely manner and in the prescribed form, jointly execute and file elections under section 85 of the Tax Act and under the corresponding provisions of applicable provincial income tax statutes in respect of the transfer hereunder of the Purchased Shares. The elected amount (the “Elected Amount”) for the Purchased Shares for purposes of each such election shall be the amount determined by the Vendor, in its sole discretion, and consistent with the above noted intention, provided that such amount is within the limits prescribed by the Tax Act.

(b)	If the Vendor subsequently determines, or if the Canada Revenue Agency or any other Taxing Authority issues, or proposes to issue, assessments or reassessments of additional liability for Taxes or in respect of any other matter by reason of asserting the elected amount determined under the Tax Act for the Purchased Shares is more or less than the Elected Amount then the Elected Amount shall be increased or decreased as necessary but only to the extent that the Elected Amount so revised is acceptable to the Vendor or to both the particular Taxing Authority and the Vendor, as the case may be, or is established by a court of competent jurisdiction (after all appeal rights have been exhausted or all time periods for appeal have expired without appeals having been taken) to be the elected amount.

(c)	If an Elected Amount is varied in the circumstances described in paragraph (b) above, the Vendor and the Purchaser shall file a revised election(s) under the provisions of subsection 85(1) of the Tax Act and the corresponding provisions of all applicable provincial income tax statutes to give effect to the variation.

3.6	Adjustment to Purchase Price

(a)	Any difference to be paid to the Purchaser pursuant to Section 3.3 shall constitute a reduction of the Purchase Price allocated to the Purchased Shares, and any difference to be paid to the Vendor pursuant to Section 3.3 shall constitute an increase in the Purchase Price allocated to the Purchased Shares.

(b)	The Vendor and the Purchaser intend that the fair market value of the Purchased Shares and the Purchased Debt at the Closing Time will be equal to the consideration paid therefor by the Purchaser. The Vendor and the Purchaser agree that in the event that the purchase price paid to the Company by Shaw Cablesystems Limited, a Subsidiary of the Vendor, in exchange for the transfer by the Company of all of its interest in Shomi Partnership (the “Partnership Purchase Price”) is adjusted after the Closing Time (a “Partnership Purchase Price Adjustment”) in accordance with Section 2 of the Unit Transfer Agreement entered into between the Company and Shaw Cablesystems Limited dated as of December 30, 2015 (a “Partnership Purchase Price Adjustment”), there will be a corresponding adjustment to the fair market value of the Purchased Shares and the allocation of the Purchase Price related thereto. If, as a result of a Partnership Purchase Price Adjustment, there is:

(i)	an increase in the amount of the Partnership Purchase Price, the Purchaser shall pay to the Vendor an amount equal to the amount of such increase; or

(ii)	a decrease in the amount of the Partnership Purchase Price, the Vendor shall pay to the Purchaser an amount equal to the amount of such decrease.

Any amount to be released or paid to a Party under this Section 3.6(b) shall be released or paid to the receiving Party within 10 days of the Partnership Purchase Price Adjustment.

(c)	If at any time after the Closing Time there is a refund, rebate or return of funds or assets from the Plan Implementation Fund (as defined in the Plan Emergence Agreement) to the Company or its Subsidiaries, the Purchaser shall pay, or shall direct the Company or such Subsidiary to pay, 50% of such amount to the Vendor within 10 days of the receipt thereof. Any such payment shall adjust the fair market value of the Purchased Shares and the allocation of the Purchase Price thereto under Section 3.7.

3.7	Purchase Price Allocation

The Purchaser and the Vendor agree (i) to allocate the cash portion of the Purchase Price among the Purchased Shares and the Purchased Debt as follows: an amount equivalent to the full face amount of the Purchased Debt outstanding as at the Closing Time shall be allocated to the Purchased Debt with the remainder to be allocated to the Purchased Shares, and (ii) to report the sale and purchase of the Purchased Shares and the Purchased Debt for all federal, provincial and local Tax purposes in a manner consistent with such allocation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

4.1	Vendor Representations and Warranties

The Vendor hereby makes to the Purchaser the representations and warranties set forth in Schedule 4.1 hereto, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1	Purchaser Representations and Warranties

The Purchaser hereby makes to the Vendor the representations and warranties set forth in Schedule 5.1 hereto, and acknowledges that the Vendor is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

ARTICLE 6
NON-WAIVER; SURVIVAL

6.1	Non-Waiver

No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

6.2	Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive:

(a)	the Closing;

(b)	the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Shares and Purchased Debt; and

(c)	the payment of the consideration for the Purchased Shares and the Purchased Debt,

in each case, for the same period of time during which an obligation to indemnify exists pursuant to Article 11.

ARTICLE 7
COVENANTS REGARDING THE TRANSACTION

7.1	Purchaser Meeting

Subject to the terms of this Agreement:

(a)	The Purchaser agrees to convene and conduct the Purchaser Meeting in accordance with the Purchaser’s articles, by-laws and applicable Law as soon as reasonably practicable and in any event no later March 31, 2016.

(b)	Except as required for quorum purposes or as otherwise permitted under this Agreement, the Purchaser shall not adjourn (except as required by Law or by valid Purchaser Shareholder action), postpone or cancel (or propose or permit the adjournment (except as required by Law or by valid Purchaser Shareholder action), postponement or cancellation of) the Purchaser Meeting without the Vendor’s prior written consent, which consent will not be unreasonably withheld, delayed or conditioned.

(c)	The Purchaser will advise the Vendor as the Vendor may reasonably request, and at least on a daily basis on each of the last 10 Business Days prior to the date of the Purchaser Meeting, as to the aggregate tally, and the tally for each of the Purchaser Class A Shares and the Purchaser Class B Shares, of the proxies received by the Purchaser in respect of the Purchaser Shareholder Approval resolution.

7.2	Purchaser Circular

(a)	As promptly as reasonably practicable following execution of this Agreement, the Purchaser shall: (i) prepare the Purchaser Circular together with any other documents required by applicable Laws; (ii) file the Purchaser Circular in all jurisdictions where the same is required to be filed; and (iii) mail the Purchaser Circular as required in accordance with all applicable Laws. On the date of mailing thereof, the Purchaser Circular shall comply in all material respects with all applicable Laws and shall contain sufficient detail to permit the Purchaser Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Purchaser Meeting.

(b)	The Purchaser shall ensure that the Purchaser Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular will not contain any misrepresentation (except that the Purchaser may rely on the Vendor for any Company Disclosure).

(c)	The Purchaser shall: (i) retain, at its sole cost and expense and following consultation with the Vendor, a proxy solicitation agent to solicit proxies in favour of the Purchaser Shareholder Approval resolution, and against any resolution submitted by any other Person inconsistent with the approval of the transactions contemplated hereby, and take all other actions that are reasonably necessary or desirable to seek the Purchaser Shareholder Approval; and (ii) recommend to Purchaser Shareholders that they vote in favour of the Purchaser Shareholder Approval resolution.

(d)	The Vendor shall: (i) provide to the Purchaser the Company Disclosure and shall use commercially reasonable efforts to obtain any necessary consents from any of the Company’s auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Circular and to the identification in the Purchaser Circular of each such advisor; and (ii) ensure that the Company Disclosure will not contain any misrepresentation and shall comply in all material respects with all applicable Laws.

(e)	The Vendor and its legal counsel shall be given a reasonable opportunity to review and comment on the Purchaser Circular prior to the Purchaser Circular being printed and filed with the Governmental Authorities, and reasonable consideration shall be given to any comments made by the Vendor and its counsel, provided that the Company Disclosure included in the Purchaser Circular shall be in form and content satisfactory to the Vendor, acting reasonably. The Purchaser shall provide the Vendor with final copies of the Purchaser Circular prior to the mailing to the Purchaser Shareholders.

(f)	The Vendor and the Purchaser shall each promptly notify each other if at any time before the Closing Date either becomes aware that the Purchaser Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Purchaser Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Purchaser Circular as required or appropriate, and Purchaser shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Purchaser Circular to Purchaser Shareholders and, if required by applicable Laws, file the same with the Governmental Authorities and as otherwise required.

7.3	Pre-Closing Reorganizations

(a)	Subject to Section 7.4, the Vendor acknowledges and agrees that, in contemplation of the purchase and sale of the Purchased Shares and Purchased Debt, it shall, and shall cause the Company and its Subsidiaries to, cooperate with the Purchaser in structuring, planning and implementing any reorganization of the Company’s or its Subsidiaries’ business, operations and assets as the Purchaser may reasonably require (each, a “Pre-Closing Reorganization”) and cooperate with the Purchaser and its advisors to determine the nature of the Pre-Closing Reorganization that might be undertaken and the manner in which it most effectively could be undertaken; provided that: (i) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries; (ii) the Purchaser shall provide the Company with written notice of any proposed Pre-Closing Reorganization at least 20 days prior to the Closing Date; (iii) such Pre-Closing Reorganization is not, in the opinion of the Company or the Company’s counsel, acting reasonably, prejudicial to the Vendor, the Company or any of its Subsidiaries; (iv) such Pre-Closing Reorganization shall not impede, delay or prevent the receipt of any governmental and third party approvals and consents or the satisfaction of any other conditions set forth in this Agreement; (v) such Pre-Closing Reorganization shall not impede, delay or prevent the Closing; (vi) the Purchaser shall pay all out-of-pocket costs and expenses incurred by the Purchaser in connection with such cooperation and implementation, and shall indemnify the Vendor, the Company and their Subsidiaries for all direct or indirect costs and liabilities, fees, losses, claims, expenses, damages, penalties and Taxes that may be suffered or incurred as a consequence of the implementation of or to unwind any such reorganization if the Closing does not occur, including all out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred; (vii) such requested cooperation does not require the directors, officers, employees or agents of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer or employee; and (viii) the structuring, planning for and implementation of any Pre-Closing Reorganization shall not be considered a breach of any covenant hereunder and shall not be considered in determining whether the representations, warranties or covenants of the Company hereunder have been breached.

(b)	The Parties shall seek to have any Pre-Closing Reorganization that is to be effective before the Closing made effective as of a time to be mutually agreed in writing by the Parties prior to the Closing Date (but after the Purchaser shall have irrevocably waived or confirmed that all conditions under Article 8 have been or are capable of being satisfied at the Closing Time); provided that no Pre-Closing Reorganization will be made effective unless: (i) it is reasonably certain, after consulting with the Parties and the Company, that the Closing will occur; or (ii) such Pre-Closing Reorganization can be reversed or unwound without adversely affecting the Vendor, the Company or any of its Subsidiaries in the event the Closing does not occur and this Agreement is terminated; or (iii) the Company otherwise reasonably agrees.

(c)	The obligation of the Purchaser to reimburse the Company for costs and expenses and indemnify the Vendor, the Company and their Subsidiaries as set out in this Section 7.3 will survive termination of this Agreement.

7.4	Purchase Structure

(a)	The Purchaser acknowledges and agrees that, at the request of the Vendor, it shall cooperate with the Vendor in structuring, planning and, if so elected by the Vendor, implementing an alternative structure to the purchase and sale of the Purchased Shares provided for herein to facilitate the Vendor’s objectives (an “Alternative Transaction”), which Alternative Transaction shall involve one of the alternative structures set forth in Schedule 7.4; provided, however, that such Alternative Transaction must not: (i) after giving effect to all of the steps contemplated by the Alternative Transaction, require the Purchaser and its Subsidiaries to pay consideration in excess of the Purchase Price, (ii) in the opinion of the Purchaser or the Purchaser’s counsel, acting reasonably, be prejudicial to the Purchaser, the Purchaser Shareholders, the Company or its Subsidiaries; (iii) other than as contemplated in the definition of Closing Date, materially impede, delay or prevent the Closing; or (iv) materially impede, delay or adversely affect the terms, conditions or availability of the Purchaser Debt Financing contemplated by the Purchaser Commitment Letters or the completion of any Purchaser Offering; and (v) further provided that the structuring, planning for and implementation of an Alternative Transaction shall not be considered a breach of any covenant hereunder and shall not be considered in determining whether the representations, warranties or covenants of the Vendor or the Purchaser hereunder have been breached.

(b)	Without limiting the generality of Section 7.4(a), at the request of the Vendor and provided that the Vendor has obtained exemptive relief from the applicable Securities Regulators, satisfactory to the Purchaser, acting reasonably, the Purchaser Offering of Subscription Receipts shall be structured such that all or a portion of the Subscription Receipts offered by the Purchaser pursuant to the Purchaser Offering shall be exchangeable into any Purchaser Class B Shares subscribed for by the Vendor prior to the Closing.

(c)	The Purchaser acknowledges that the Vendor has applied to the Canada Revenue Agency for an advance income tax ruling in respect of an Alternative Transaction (the “Tax Ruling”). The Vendor shall provide as soon as reasonably practicable a copy of the requests for any such Tax Rulings and shall provide, promptly upon receipt thereof, any such Tax Rulings. The Vendor shall keep the Purchaser reasonably informed as to the status of the Vendor’s application for the Tax Ruling, including the provision of additional material to the Canada Revenue Agency and will give reasonable consideration to requests by the Purchaser to add ruling requests for the benefit of the Purchaser. If an Alternative Transaction is to be implemented, the Vendor shall make its election to implement an Alternative Transaction pursuant to Section 7.4(a) by giving written Notice to the Purchaser as soon as reasonably practicable and in sufficient time in advance of the Closing Date in order to permit the Purchaser to obtain the opinion referred to in Section 7.4(a)(ii) above and to permit the Parties to implement the Alternative Transaction. For greater certainty, the receipt of the Tax Ruling shall not constitute a condition to the closing of the purchase and sale of the Purchased Shares and the Purchased Debt as contemplated by this Agreement.

(d)	The Vendor shall pay for (or reimburse the Purchaser for) all of the out-of-pocket costs and expenses incurred by the Purchaser in connection with such cooperation and implementation, and shall indemnify the Purchaser, the Company and their Subsidiaries for all direct or indirect costs and liabilities, fees, losses, claims, expenses, damages, penalties and Taxes that may be suffered or incurred as a consequence of the implementation of any such Alternative Transaction including, for certainty, (i) (A) all out-of-pocket costs and expenses, and (B) in the event the Vendor elects to defer the Closing Date to receive the Tax Ruling as contemplated in the proviso in the definition of Closing Date, all incremental commitment fees accrued under the Purchaser Commitment Letters for the duration of the period from the date upon which the Closing Date would otherwise have occurred to and including the actual Closing Date, and (ii) any incremental out-of-pocket costs or expenses relating to the Purchaser Offerings, or, to the extent applicable to the Purchaser or any of its Subsidiaries, to unwind any such Alternative Transaction if the Closing does not occur, including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred.

(e)	The obligation of the Vendor to reimburse the Purchaser for costs and expenses and indemnify the Purchaser, the Company and their Subsidiaries as set out in this Section 7.4 will survive termination of this Agreement.

7.5	Financing Arrangements

(a)	The Purchaser shall, and shall cause its Subsidiaries to, use reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Purchaser Debt Financings on the terms and conditions described in the Purchaser Commitment Letters by no later than the Closing, and shall not permit, without the prior written consent of the Vendor, any amendment or modification to be made to, or any waiver or release of any provision or remedy under, the Purchaser Commitment Letters or any definitive agreement or documentation in connection therewith if such amendment, modification, waiver or release would reduce the aggregate amount of the Purchaser Debt Financings or would be reasonably expected to impair, prevent or materially delay the consummation of the Purchaser Debt Financings or the consummation of the transactions contemplated by this Agreement or adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Purchaser Commitment Letters or any definitive agreements or documentation with respect thereto, except that the obligations under the Purchaser Equity Commitment Letter and Purchaser Note Commitment Letter may be reduced or terminated as a result of, and to the extent of, the completion of one or more Purchaser Offerings. The Purchaser may amend the Purchaser Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed one or more of the Purchaser Commitment Letters as of the date hereof. The Purchaser shall not release or consent to the termination of the obligations of the lenders under the Purchaser Commitment Letters, except for (i) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Purchaser Debt Financings pursuant to the Purchaser Commitment Letters, and (ii) in the case of the Purchaser Equity Commitment Letter and Purchaser Note Commitment Letter, as a result of the completion of one or more Purchaser Offerings. For purposes of this Agreement, references to “Purchaser Debt Financings” shall include the financings contemplated by the Purchaser Commitment Letters as permitted to be amended or modified by this Section 7.5 (including any alternative financing obtained in accordance with this Section 7.5) and references to “Purchaser Commitment Letters” shall include such documents as permitted to be amended or modified by this Section 7.5 (including any alternative financing obtained in accordance with this Section 7.5).

(b)	Without limiting the generality of Section 7.5(a), the Purchaser shall, and shall cause its Subsidiaries to, use reasonable best efforts to: (i) maintain in effect the Purchaser Commitment Letters until the transactions contemplated by this Agreement are consummated; (ii) satisfy, on a timely basis, all conditions, covenants, terms, representations and warranties within the control of the Purchaser and its Subsidiaries or its and their Representatives in the Purchaser Commitment Letters (and any definitive documentation related thereto) at or prior to the Closing and otherwise comply with its obligations thereunder; (iii) enter into definitive agreements and documentation with respect to the Purchaser Debt Financings as soon as reasonably practicable but in any event prior to the Closing, on the terms and conditions (including the flex provisions applicable to each of the Purchaser Debt Financings (the “Lender Flex Provisions”)) contemplated by the Purchaser Commitment Letters (after giving effect to the Lender Flex Provisions) and otherwise on terms and conditions no less favourable to the Purchaser than those contained in the Purchaser Commitment Letters and otherwise subject only to such other conditions precedent as are acceptable to the Vendor in its reasonable discretion; (iv) consummate the Purchaser Debt Financing prior to the Closing; (v) enforce its rights under the Purchaser Commitment Letter (and any definitive documentation related thereto); and (vi) cause the lenders to fund prior to the Closing the Purchaser Debt Financing, except that the foregoing shall not apply with respect to the Purchaser Equity Commitment Letter and/or the Purchaser Note Commitment Letter to the extent such commitments have been terminated as contemplated by Section 7.5(a). The Purchaser shall deliver to the Vendor true, correct and complete copies of any executed definitive agreements and documentation entered into in connection with the Purchaser Debt Financing promptly when available and drafts thereof from time to time upon the reasonable request of the Vendor, provided that the Lenders will not be required to provide copies of any fee letter or any other agreement setting forth the Lender Flex Provisions.

(c)	The Purchaser shall keep the Vendor informed with respect to all material activity concerning the status of the Purchaser Debt Financing and will give the Vendor prompt notice of any material change in or with respect to the Purchaser Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Vendor prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Purchaser Commitment Letter or definitive document related to any of the Purchaser Debt Financings of which the Purchaser becomes aware; (ii) of the receipt of any written notice or other communication from any Person with respect to any actual or potential breach, default, termination or repudiation by any party to any Purchaser Commitment Letter or any definitive document related to the Purchaser Debt Financings or a request for amendments or waivers thereto that are or could be reasonably expected to be adverse to the timely completion of any of the Purchaser Debt Financings; (iii) if for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Purchaser Debt Financings on the terms, in the manner or from the sources contemplated by the Purchaser Commitment Letters or the definitive documents related to the Purchaser Debt Financing including if the Purchaser has any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of any Purchaser Commitment Letter or any definitive document related to the Purchaser Debt Financing; and (iv) if any Purchaser Commitment Letter or the definitive documents related to the Purchaser Debt Financing will expire or be terminated for any reason (other than the termination of the Purchaser Equity Commitment Letter and/or the Purchaser Note Commitment Letter as contemplated by Section 7.5(a)). Without limiting the generality of the foregoing, as soon as reasonably practicable, but in any event within two Business Days after the date the Vendor delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Vendor relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(d)	If any portion of the Purchaser Debt Financing becomes unavailable or could reasonably be expected to become unavailable in the manner or from the sources contemplated in the Purchaser Commitment Letters (other than the reduction or termination of the obligations under the Purchaser Equity Commitment Letter and/or the Purchaser Note Commitment Letter as contemplated by Section 7.5(a), or the occurrence of the Outside Date), the Purchaser shall, and shall cause its Subsidiaries to, use reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on a basis that is not subject to any condition precedent materially less favourable from the perspective of the Company and the Purchaser than the conditions precedent contained in the applicable Purchaser Commitment Letter and otherwise on terms and conditions not materially less favourable from the perspective of the Vendor and the Purchaser than the terms and conditions contained in the applicable Purchaser Commitment Letter and deliver to the Vendor true, correct and complete copies of such alternative commitments when available. For the avoidance of doubt, the Purchaser arranging and obtaining, in replacement of any portion of the Purchaser Debt Financing, new or replacement financing in accordance with this Section 7.5(d) shall not modify or affect in any way the Vendor’s rights pursuant to this Agreement or the Purchaser’s obligations pursuant to this Agreement.

(e)	The Purchaser agrees that other than in connection with and as contemplated in this Agreement, neither the Purchaser, nor any of its Subsidiaries, will, without the prior written consent of the Vendor, take any action or enter into any transaction that would reasonably be expected to prevent or materially impair or delay the Purchaser obtaining any of the financings contemplated by this Section 7.5.

7.6	Financing Cooperation

The Vendor agrees to, and shall cause the Company and its Subsidiaries to and shall use its commercially reasonable efforts to cause its and their Representatives to, in each case at the Purchaser’s sole expense, use commercially reasonable efforts to provide customary and reasonable cooperation with the Purchaser and its Subsidiaries with respect to the arrangement of the Purchaser Debt Financings and the completion of one or more Purchaser Offerings (except that, for certainty, the Vendor shall be solely responsible for all costs and expenses relating to the preparation of the Company Disclosure and the Company Financial Statements), including, at the reasonable request by the Purchaser:

(a)	assisting in the preparation for and participation in (including by senior management) a reasonable number of lender and/or underwriter marketing meetings, presentations, road shows and calls and a reasonable number of other due diligence and drafting sessions with prospective lenders and/or underwriters and ratings agencies in each case in connection with obtaining the Purchaser Debt Financings and completing one or more Purchaser Offerings, and otherwise providing cooperation that is customary and reasonable in connection with the marketing efforts of the Purchaser for the Purchaser Debt Financings and one or more Purchaser Offerings;

(b)	providing pertinent and customary information regarding the Company and its Subsidiaries reasonably requested by the Purchaser, including any requested documentation and other information regarding the Company and its Subsidiaries required under applicable “know your customer” and anti-money laundering rules and regulations, in each case at least five Business Days prior to the consummation of the transactions contemplated by this Agreement, the Company Disclosure and any other information, in all cases to the extent required in connection with the Purchaser Debt Financings and/or one or more Purchaser Offerings and reasonably requested by the Purchaser;

(c)	to the extent reasonably requested, assisting the Purchaser in the preparation of appropriate and customary offering documents, lender, underwriter and investor presentations, rating agency presentations, bank information memoranda, prospectuses and similar documents for the Purchaser Debt Financing and one or more Purchaser Offerings, that contain the Company Disclosure and any other information relating to the Company and its Subsidiaries required to be included therein (which, in the case of financial information relating to the Company and its Subsidiaries, if required under applicable Canadian Securities Law or by the underwriters for any securities offering, shall have been reviewed by the independent accountants for the Company), and all other data (including selected financial data) relating to the Company and its Subsidiaries that applicable Securities Regulators would require in a public offering or that would be necessary for an investment bank to receive customary “comfort” from independent accountants in connection with a public offering;

(d)	causing the Company’s independent accountants, consistent with their customary practice, to provide reasonable assistance and cooperation to the Purchaser, including accounting due diligence sessions, and providing consent to the Purchaser to use its audit reports relating to the Company and reasonable assistance in facilitating the provision of customary “comfort” by such independent accountants, in each case on customary terms and consistent with their customary practice in connection with financings similar to each of the Purchaser Debt Financings and one or more Purchaser Offerings;

(e)	assisting the Purchaser to review and comment on the Purchaser Debt Financing and/or Purchaser Offering definitive documentation as may be reasonably requested by the Purchaser;

(f)	taking all reasonable and customary corporate or other organizational action, subject to the occurrence of the consummation of the transactions contemplated by this Agreement, reasonably requested by the Purchaser and necessary to permit the consummation of the Purchaser Debt Financings and/or one or more Purchaser Offerings;

(g)	to the extent reasonably requested, providing to the underwriters for a Purchaser Offering an industry standard lock-up agreement not to exceed 90 days;

(h)	providing pertinent and customary information with respect to the Company’s and its Subsidiaries’ property and assets reasonably required in connection with the Purchaser Debt Financings and/or one or more Purchaser Offerings and facilitating the pledge and perfection of liens and security and the providing of guarantees supporting the Purchaser Debt Financing by the Company and its Subsidiaries effective on or after the Closing Time; and

(i)	providing all cooperation that is reasonable and customary to satisfy the conditions precedent to each of the Purchaser Debt Financings, any Purchaser Offerings or any financing documents relating thereto to the extent the satisfaction of such conditions requires the reasonable and customary cooperation of, or is within the control of, the Company and its Subsidiaries; provided, that, in each case: (i) neither the Vendor, the Company, any of their Subsidiaries nor any of their respective Representatives shall be required to pay (or agree to pay) any commitment or other fee to a Purchaser financing source (other than as contemplated by Section 7.4(d)), provide any indemnities or incur any liability (other than: (1) to the Purchaser under this Agreement in respect of the Company Disclosure, or (2) in the case of the Purchaser Offering of Subscription Receipts contemplated by Section 7.4(b), indemnification in favour of the underwriters for such Purchaser Offering to the extent reasonably required by such underwriters) or enter into any agreement in connection with any of the Purchaser Debt Financing (other than agreements and liability entered into or incurred by the Company and its Subsidiaries that only become effective upon the consummation of the transactions contemplated by this Agreement); and (ii) no personal liability shall be imposed on the Representatives of the Vendor, the Company or any of their Subsidiaries involved. The Vendor, the Company and their Subsidiaries hereby consent to the use of their logos and trademarks in connection with the Purchaser Debt Financing and one or more Purchaser Offerings.

7.7	Safe Income Determination Time

The Purchaser covenants and agrees that neither it nor any of its Subsidiaries shall undertake any of the following transactions or events, from the time of the execution of this Agreement until 10 days before the Effective Time:

(a)	pay any dividends outside of the normal course of business, the proceeds of which will be used to fund the Purchase Price;

(b)	pay any dividends out of the shell holding company that may be participating in the Alternative Transaction (“Holdco”);

(c)	issue treasury shares of any entity within the corporate group to an Unrelated Person of Vendor, other than: (i) in satisfaction of stock option obligations of the Purchaser; (ii) as required pursuant to the Purchaser’s dividend reinvestment program; or (iii) shares to be issued by Bento Box Canada Inc.;

(d)	dispose of any of the shares of Holdco to an Unrelated Person of the Vendor; or

(e)	agree to sell property to a Unrelated Person of Vendor for proceeds that the Purchaser or the Subsidiary, as applicable, knows are less than fair market value.

ARTICLE 8
PURCHASER’S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Shares and Purchased Debt under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

8.1	Purchaser Shareholder Approval

Purchaser Shareholder Approval shall have been obtained.
8.2	Truth and Accuracy of Representations of Vendor at the Closing Time

The representations and warranties of the Vendor set forth in (i) the Vendor Core Representations shall be true and correct in all respects as of the Closing Time as if made at and as of such time (except that any such Vendor Core Representation that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date, and other than de minimis inaccuracies in Section 7 [Capitalization] and Section 8 [Subsidiaries] of Schedule 4.1 or except as such Vendor Core Representations may be affected by transactions expressly permitted by this Agreement); and (ii) Schedule 4.1, other than those to which clause (i) above applies, shall be true and correct in all respects, except as would not reasonably be expected to result in a Company Material Adverse Change (disregarding for purposes of this Section 8.2(ii) any materiality, or Company Material Adverse Change qualification contained in any such representation or warranty) as of the Closing Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects, except as would not reasonably be expected to result in a Company Material Adverse Change as of such date or except as such representations and warranties may be affected by transactions permitted by this Agreement), and the Purchaser shall have received a certificate of the Vendor addressed to the Purchaser and dated the Closing Date, signed on behalf of the Vendor by two senior executive officers of the Vendor (on the Vendor’s behalf and without personal liability), confirming the same as at the Closing Time.

8.3	Performance of Obligations

The Vendor shall have performed or complied with, in all material respects, all of its obligations and covenants under this Agreement and the Purchaser shall have received a certificate of the Vendor addressed to the Purchaser and dated the Closing Date, signed on behalf of the Vendor by two senior executive officers of the Vendor (on the Vendor’s behalf and without personal liability), confirming the same as at the Closing Time.

8.4	Ancillary Agreements

The Vendor shall have executed and delivered each of the Governance and Investor Rights Agreement and the Transition Services Agreement, or counterparts thereof.

8.5	Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares and Purchased Debt under this Agreement shall be satisfactory to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all such documentation as it may reasonably request.

8.6	CRTC Approval

The CRTC Approval shall have been obtained.
8.7	No Proceedings

No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise preventing or prohibiting Closing.

8.8	Listing of Consideration Shares

The TSX shall have approved the listing and posting for trading on the TSX of the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX.

8.9	Encumbrances

The Purchaser shall have received evidence satisfactory to it that all Encumbrances resulting from or relating to outstanding indebtedness (other than capital leases and purchase money security interests for assets within the Company and its Subsidiaries incurred in the ordinary course of business) have been discharged.

8.10	No Company Material Adverse Change

There shall have been no Company Material Adverse Change since the date of this Agreement.

8.11	Directors and Officers of the Company and Subsidiaries, Releases

The Board of Directors of the Company and each of its Subsidiaries at the Closing Time shall consist of individuals nominated by the Purchaser and there shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are immediately before the Closing Time directors or officers of the Company or any of its Subsidiaries (except to the extent that the Vendor shall have been notified to the contrary by the Purchaser) and duly executed comprehensive mutual releases from each such individual and from the Vendor of all their claims respectively, against the Company and its Subsidiaries except for any claims for current unpaid remuneration and other customary exceptions.

8.12	Intercompany Relationships

Except as set out in Section 8.12 of the Vendor Disclosure Letter, as of the Closing Time,

(a)	except for the Contracts listed on Schedule 8.12, there shall be no Contracts solely between the Company and its Subsidiaries or any operating unit thereof, on the one hand, and the Vendor and its Affiliates (other than the Company and its Subsidiaries) or any operating unit thereof, on the other hand;

(b)	other than the Purchased Debt and intercompany indebtedness included in the Working Capital, there shall be no intercompany indebtedness (which shall include payables and receivables) between the Company and its Subsidiaries or any operating unit thereof, on the one hand, and the Vendor and its Affiliates (other than the Company and its Subsidiaries) or any operating unit thereof, on the other hand; and

(c)	there shall be no debt or operating facilities shared among the Company and its Subsidiaries or any operating unit thereof, on the one hand, and the Vendor and its Affiliates (other than the Company and its Subsidiaries) or any operating unit thereof, on the other hand, and the Purchaser shall have received a certificate of the Vendor addressed to the Purchaser and dated the Closing Date, signed on behalf of the Vendor by two senior executive officers of the Vendor (on the Vendor’s behalf and without personal liability), confirming the same as at the Closing Time.

The conditions in this Article 8 are for the exclusive benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances or may be waived in writing by the Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Purchaser may have.

ARTICLE 9
VENDOR’S CONDITIONS PRECEDENT

The obligations of the Vendor to complete the sale of the Purchased Shares and Purchased Debt under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in whole or in part).

9.1	Purchaser Shareholder Approval

Purchaser Shareholder Approval shall have been obtained.
9.2	Truth and Accuracy of Representations of the Purchaser at Closing Time

The representations and warranties of the Purchaser set forth in (i) the Purchaser Core Representations shall be true and correct in all respects as of the Closing Time as if made at and as of such time (except that any such Purchaser Core Representation that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date, and other than de minimis inaccuracies in Section 7 [Capitalization] of Schedule 5.1 or except as such Purchaser Core Representations may be affected by transactions expressly permitted by this Agreement); and (ii) Section 5.1, other than those to which clause (i) above applies, shall be true and correct in all respects, except as would not reasonably be expected to result in a Purchaser Material Adverse Change (disregarding for purposes of this Section 9.2(ii) any materiality, or Purchaser Material Adverse Change qualification contained in any such representation or warranty) as of the Closing Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects, except as would not reasonably be expected to result in a Purchaser Material Adverse Change as of such date or except as such representations and warranties may be affected by transactions permitted by this Agreement), and the Vendor shall have received a certificate of the Purchaser addressed to the Vendor and dated the Closing Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Closing Time.

9.3	Performance of Obligations

The Purchaser shall have performed or complied with, in all material respects, all of its obligations and covenants under this Agreement and the Vendor shall have received a certificate of the Purchaser addressed to the Vendor and dated the Closing Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Closing Time.

9.4	Ancillary Agreements

The Purchaser shall have executed and delivered the Governance and Investor Rights Agreement, or counterparts thereof, and Company shall have executed and delivered the Transition Services Agreement, or counterparts thereof.

9.5	Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares and Purchased Debt under this Agreement shall be satisfactory to the Vendor, acting reasonably, and the Vendor shall have received copies of all such documentation as it may reasonably request.

9.6	CRTC Approval

The CRTC Approval shall have been obtained.
9.7	No Proceedings

No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise preventing or prohibiting Closing.

9.8	Listing of Consideration Shares

The Purchaser shall have delivered evidence satisfactory to the Vendor, acting reasonably, of the approval of the listing and posting for trading on the TSX of the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX.

9.9	Consideration Shares

The distribution of the Consideration Shares shall be exempt from the prospectus requirements of Canadian Securities Laws and there shall be no resale restrictions on the Consideration Shares under Canadian Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under Canadian Securities Laws.

9.10	No Purchaser Material Adverse Change

There shall have been no Purchaser Material Adverse Change since the date of this Agreement.

The conditions in this Article 9 are for the exclusive benefit of the Vendor and may be asserted by the Vendor regardless of the circumstances or may be waived in writing by the Vendor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Vendor may have.

ARTICLE 10
OTHER COVENANTS OF THE PARTIES

10.1	Vendor Conduct of Business Prior to Closing

During the period from the date of this Agreement to the Closing Time, the Vendor shall cause the Company and each of its Subsidiaries to do the following, unless Purchaser shall otherwise agree in writing or as described in the Vendor Disclosure Letter or as otherwise expressly contemplated or permitted by this Agreement:

(a)	the Vendor shall cause the Company and each of its Subsidiaries to, conduct their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact the Company and the Business and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, Employees, Governmental Authorities and others having business relationships with them;

(b)	without limiting the generality of the foregoing, the Vendor shall cause the Company and each of its Subsidiaries not to:

(i)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any securities of the Company or any of its Subsidiaries;

(ii)	except in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $10,000,000 in the aggregate;

(iii)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of the Company or any of its Subsidiaries;

(iv)	split, combine or reclassify any outstanding securities of the Company or any of its Subsidiaries;

(v)	except as set forth in Section 10.10, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities of the Company;

(vi)	reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;

(vii)	except as set forth in Section 10.10, reduce the stated capital of the shares of the Company or any of its Subsidiaries;

(viii)	except as provided for in the Company’s existing budget and other than cash management investments made in accordance with the Company’s existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $10,000,000 in the aggregate;

(ix)	except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(x)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(xi)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company Financial Statements or incurred in the ordinary course of business consistent with past practice;

(xii)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xiii)	waive, release, grant, transfer, exercise, modify, amend or seek the amendment of, in any material respect, other than in the ordinary course of the business consistent with past practice, any Governmental Authorization, including any CRTC Licence;

(xiv)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material licence, lease, Contract or other document, other than in the ordinary course of business consistent with past practice;

(xv)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authorities to institute proceedings for the suspension, revocation or limitation of rights under, any Governmental Authorizations necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Authorities;

(xvi)	incur business expenses other than in the ordinary course of business consistent with past practice;

(xvii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Vendor to consummate the transactions contemplated by this Agreement;

(xviii)	except in the ordinary course of business consistent with past practice, increase the benefits payable or to become payable to the directors or officers of the Company or any of its Subsidiaries, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any directors or officers of the Company or any of its Subsidiaries other than pursuant to agreements already entered into and listed on Section 26 of the Vendor Disclosure Letter; or

(xix)	in the case of Employees who are not directors or officers of the Company or any of its Subsidiaries, take any action other than in the ordinary course of business consistent with past practice with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(c)	the Vendor shall cause the Company and its Subsidiaries to not establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of the Company or its Subsidiaries; provided that the Vendor shall do all things necessary to cause the entitlements of any Employees or former employees of the Company or its Subsidiaries (or any spouse, beneficiary or dependant of any such person) accrued up to the date of Closing under the Vendor Executive Retirement Plan to be paid out in full or otherwise be irrevocably secured and provided for (at the Vendor’s cost); and do all things necessary to cause all options held by Employees that are outstanding under the Vendor Stock Option Plan to fully vest in advance of the Closing Date (at the Vendor’s cost);

(d)	the Vendor shall:

(i)	not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)	provide Purchaser with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), share or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of the Company or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Company Material Adverse Change; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would reasonably be expected to (x) cause any of the representations of the Vendor contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Company Material Adverse Change qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of the Vendor to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Closing Time;

(iii)	not enter into or renew any agreement, Contract, lease, licence or other binding obligation of the Company or its Subsidiaries: (A) containing (1) any limitation or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Purchaser or its Subsidiaries, to engage in any type of activity or business; (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Purchaser or its Subsidiaries, is or would be conducted; (3) any limit or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Purchaser or its Subsidiaries, to solicit customers or employees; or (4) any limitation or restriction on the ability of the Company or any of its Subsidiaries to grant the Encumbrances required to be granted by them in connection with the Purchaser Debt Financing; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iv)	not enter into, authorize, agree or otherwise become committed to enter into any new Collective Agreements or authorize, agree or otherwise become committed to any variation or change to the terms of any Collective Agreement without having first: (A) notified the Purchaser; (B) consulted with the Purchaser; and (C) adopted any reasonable request of the Purchaser in respect of the same; and

(v)	not enter into or renew any agreement, contract, lease, licence or other binding obligation of the Company or its Subsidiaries that is not terminable within 30 days of the Closing Date without payment by the Purchaser or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $10,000,000 in the aggregate over the term of the Contract;

(e)	the Vendor shall consult with the Purchaser with respect to any audits under any carriage or other agreement with any broadcasting distribution undertaking involving the Company and/or any of its Subsidiaries, including with respect to the initiation of any audits; and

(f)	the Vendor shall cause the Company and each of its Subsidiaries to not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 10.1.

10.2	Covenants of the Vendor Relating to the Transactions Contemplated by this Agreement

The Vendor shall, and shall cause the Company and its Subsidiaries to, perform all obligations required under this Agreement, co-operate with Purchaser in connection therewith, and use commercially reasonable efforts to do all such other acts and things as may be necessary in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Vendor shall, and shall cause the Company and its Subsidiaries to:

(a)	use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts or any other required consents, approvals and notices from any Governmental Authority;

(b)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Vendor, the Company or any of their Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c)	subject to applicable Law, use commercially reasonable efforts to make available and cause to be made available to the Purchaser, and the agents and advisors thereto, information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Purchaser and the Company following the Closing and confirming the representations and warranties of the Vendor set out in Schedule 5.1;

(d)	use commercially reasonable efforts to discharge those Permitted Encumbrances listed in Section 1.1 of the Vendor Disclosure Letter as to be discharged prior to the Closing Date; and

(e)	concurrently with the Closing, release any Employees from any confidentiality or non-competition agreements or non-solicitation covenants with the Vendor and its Affiliates.

10.3	Purchaser Conduct of Business Prior to Closing

During the period from the date of this Agreement to the Closing Time, the Purchaser shall:

(a)	except as otherwise contemplated or permitted by this Agreement, conduct its business in the ordinary course, consistent with past practice and regular customer service and business policies and not, without the prior written consent of the Vendor, enter into any transaction which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or agreements of the Vendor contained in this Agreement;

(b)	not, without the prior written consent of the Vendor, take any actions that would reasonably be likely to result in a Purchaser Material Adverse Change;

(c)	cooperate with the Vendor and the Company and use all commercially reasonable efforts to obtain and diligently assist the Vendor and the Company in obtaining all necessary consents, approvals and authorizations under any applicable Law; and

(d)	promptly advise the Vendor orally and, if then requested, in writing (i) of any fact or any change in the business, operations, affairs, assets, liabilities, capitalization or financial condition of the Purchaser or any of its Subsidiaries that could be a Purchaser Material Adverse Change; (ii) of any material breach by the Purchaser of any covenant or agreement contained in this Agreement; and (iii) of any death, permanent disability, resignation, termination of employment or other departure of any senior officer of the Purchaser or any of its Subsidiaries.

10.4	Regulatory Approvals

(a)	The Purchaser shall use its reasonable best efforts to obtain as soon as practicable following execution of this Agreement the CRTC Approval, including providing or submitting on a timely basis all filings, written submissions, documentation and information that is required, or in the reasonable opinion of either Party, advisable, in connection with obtaining the CRTC Approval, provided that competitively sensitive information may be provided only to the external counsel of the other Party. The Vendor and the Purchaser shall cooperate with one another in connection with obtaining the CRTC Approval and shall not take any actions or steps that would be reasonably likely to materially adversely impact the likelihood of receiving CRTC Approval.

(b)	Each of the Vendor and the Purchaser shall use its reasonable best efforts to avoid, resolve, or rescind any application, injunction, action, order or proceeding or threatened application, injunction, action, order, or proceeding made or brought by any Governmental Authority (other than the CRTC) in respect of the transactions contemplated by this Agreement. In connection with, but without limiting the generality of, the foregoing, each of the Vendor and the Purchaser shall (i) promptly respond to any questions or requests for information from any Governmental Authority (other than the CRTC) relating to the transactions contemplated by this Agreement, including providing or submitting on a timely basis all filings, written submissions, documentation, and information that is required or, in the reasonable opinion of either Party, advisable to fully respond to such questions or requests for information, and (ii) provide or submit to such Governmental Authority all other filings, submissions, documentation, and information that is, in the reasonable opinion of the Parties, advisable.

(c)	The obligation of the Purchaser to use its reasonable best efforts pursuant to Section 10.4(a) shall include proposing, negotiating, accepting, agreeing to, committing to and effecting any actions or remedies necessary to obtain CRTC Approval; provided that any such actions or remedies are conditioned on the Closing and would not, individually or in the aggregate, have a material and detrimental impact on the Purchaser, the Company and their Subsidiaries, taken as a whole (assuming the completion of the transactions provided for herein).

(d)	The Vendor and the Purchaser shall also request that the CRTC process the application for CRTC Approval in the most expedited manner available. If the CRTC rejects the transactions contemplated in this Agreement, upon the agreement of each of the Parties, the Vendor and the Purchaser shall, if available, appeal the decision or reapply to CRTC within 30 days of the CRTC decision with an application that addresses the matters raised by the CRTC and the provisions of this Section 10.4 shall apply to such new application, mutatis mutandis.

(e)	With respect to the CRTC Approval, the Vendor and the Purchaser shall, as promptly as practicable, prepare a draft of all required documents, registrations, statements, petitions, filings and applications for the CRTC Approval in respect of the transactions contemplated by this Agreement. Each Party shall be entitled to comment upon such application for the CRTC Approval, it being understood that the draft application shall be amended to reflect such comments inasmuch as the other Party considers such comments to be appropriate, in its reasonable discretion. The Vendor and the Purchaser agree to request the CRTC to preserve the confidentiality of such competitively or commercially sensitive information as the Parties may agree upon in writing, each acting reasonably, and to take all such reasonable steps, at its cost, as may be required to preserve the confidentiality of such information.

(f)	Subject to applicable Laws, the Vendor and the Purchaser shall keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the CRTC Approval and any review, investigation or inquiry by another Governmental Authority relating to the transactions contemplated by this Agreement, and shall promptly notify each other of any material notice or other material communication (including providing copies of any correspondence, deficiency responses, and responses to information requests) from the CRTC in connection with obtaining the CRTC Approval or from any other Governmental Authority, or any other review, investigation or inquiry relating to the transactions contemplated by this Agreement. No Party shall make any written submissions or filings or respond to any information requests, or participate in any meetings or any material conversations with the CRTC or any other Governmental Authority in connection with the obtaining of the CRTC Approval or any other review, investigation or inquiry relating to the transactions contemplated by this Agreement unless it consults with the other Party and obtains the other Party’s approval (acting reasonably) in advance and gives the other Party a reasonable opportunity to review and approve drafts of any such written submissions or to attend and participate in any meetings or material communication (except (i) where the timing of the response requested by the CRTC or other Governmental Authority does not reasonably permit such review, (ii) the CRTC or other Governmental Authority expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion, or (iii) where competitively or commercially sensitive information may be discussed); provided that a portion of any such substantive meeting or discussion shall be reserved for a private discussion between the Party and the CRTC or such other Governmental Authority.

(g)	Despite the foregoing, submissions, filings, documentation or other written communications with the CRTC or any other Governmental Authority may be redacted as reasonably necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party shall provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with the CRTC or such other Governmental Authority on the basis that the redacted information will not be shared with its clients.

(h)	For greater certainty, any changes or amendments proposed to be made by a Party to the application for the CRTC Approval as filed, or any response to be filed in respect of a deficiency question, or any filings, submissions or responses to information requests made in connection with the CRTC Approval shall be submitted to the other Party for comments, prior to being filed, it being understood that the drafting Party shall amend the relevant materials to reflect such comments inasmuch as the drafting Party considers such comments to be appropriate, in the drafting Party’s reasonable discretion.

(i)	All costs and expenses incurred in connection with obtaining the CRTC Approval (including all filing fees, the costs and expenses of any financial contributions or other regulatory levies, charges or payments) shall be borne by the Purchaser, other than costs and expenses of any advisors retained by, or for the benefit of, the Vendor, including legal counsel, which costs and expenses shall be for the account of the Vendor.

10.5	Access for Investigation

The Vendor shall permit the Purchaser and its Representatives, between the date of this Agreement and the Closing Time, to have reasonable access during normal business hours to: (i) the Real Property; (ii) all other locations where Books and Records or other material relevant to the business of the Company or any of its Subsidiaries are stored; (iii) all the Books and Records; and (iv) the properties and assets used by the Company or any of its Subsidiaries. The Vendor shall furnish to the Purchaser copies of Books and Records as the Purchaser shall from time to time reasonably request for transition planning purposes. The Vendor shall cooperate and assist, to the extent reasonably requested by the Purchaser, with the Purchaser’s investigation of the property, assets, undertaking and financial condition of the Company and its Subsidiaries. The Purchaser’s rights of access shall be exercised in a manner that does not unreasonably interfere with the operations of the Company and its Subsidiaries.

10.6	Confidentiality

After the Closing, other than Personal Information, which shall be kept confidential at all times, the Vendor shall keep confidential for a period of 24 months from the Closing Date all information it disclosed to the Purchaser relating to the Company or any of its Subsidiaries, except information which:

(a)	is part of the public domain;

(b)	becomes part of the public domain other than as a result of a breach of these provisions by the Vendor;

(c)	the Vendor is required to disclose pursuant to applicable Laws or stock exchange rules or by a Governmental Authority;

(d)	was received in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence; or

(e)	is released from the provisions of this Agreement by the written authorization of Purchaser.

10.7	Actions to Satisfy Closing Conditions

Each of the Parties shall take all such actions as are within its power to control, and use reasonable commercial efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in Article 8 and Article 9 which are for the benefit of the other Party.

10.8	Preservation of Records

The Purchaser shall take all reasonable steps to preserve and keep the records of the Company and each of its Subsidiaries delivered to it in connection with the completion of the transactions contemplated by this Agreement for a period of six years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority, and shall make such records available to the Vendor as may be reasonably required by it in connection with a Claim by the Purchaser against the Vendor under this Agreement or relating to any inquiries or requirements of any Governmental Authority with jurisdiction over the Vendor, including any Taxing Authority.

10.9	Tax Returns

The Vendor shall cause each of the Company and its Subsidiaries to duly and timely make or prepare all Tax Returns required by Law for any taxable period which ends on or before the Closing Time and for which Tax Returns have not been filed as of such date in a manner consistent with past practice, unless otherwise required by Law, and, prior to filing such returns with the relevant Taxing Authority, shall provide a copy to the Purchaser for review and comment at least 15 Business Days prior to the date on which such returns are to be timely filed; provided that, in the case of Tax Returns that are required to be filed within one calendar month of the Closing Time, the Vendor shall use its commercially reasonable efforts to afford the Purchaser a reasonable opportunity to review and comment on such return prior to filing such return. The Purchaser shall prepare or cause to be prepared all Straddle Period Returns for each Straddle Period of the Company and its Subsidiaries, in each case, in a manner consistent with past practice, unless otherwise required by Law. In the case of a Straddle Period Return that is required to be filed within 30 days of the Closing Time, the Purchaser shall, at least seven days prior to the date such Straddle Period Return is required to be filed provide a substantially final draft of such Straddle Period Return to the Vendor for review and comment, provided that, in the case of a Straddle Period Return that is required to be filed within 15 days of the Closing Time, the Purchaser shall use its commercially reasonable efforts to afford the Vendor a reasonable opportunity to review and comment on such Straddle Period Return prior to filing such Straddle Period Return. In any other case, the Purchaser shall provide a substantially final draft of the Straddle Period Return to the Vendor for review and comment at least 15 Business Days prior to the date on which the Straddle Period Return is required to be filed. The Vendor and the Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Straddle Period Return of the Company or any of its Subsidiaries and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to Taxes.

10.10	Distributions

The Parties agree that the Vendor may: (a) cause the Company or any of its Subsidiaries to declare and pay dividends or otherwise make payments or distributions of cash in respect of its shares or in repayment of intercompany debt in accordance with past practice; (b) notwithstanding the foregoing, cause the Company or any of its Subsidiaries to (i) declare and pay a dividend or otherwise make a payment or distribution of cash in respect of its shares or in repayment of intercompany debt immediately prior to the Effective Time, and for the avoidance of doubt, immediately prior to any calculation of Closing Working Capital, in an amount equal to substantially all of the cash on hand at the time of such dividend, payment, distribution or repayment, or (ii) increase the stated capital in respect of its shares or declare and pay stock dividends, in each case subject to applicable corporate Law.

10.11	Books and Records

All Books and Records of the Company and its Subsidiaries in the possession or control of the Vendor shall be delivered to the Purchaser as soon as possible following the Closing Date and in any event within 30 days following the Closing Date. Any Books and Records in the possession or control of the Vendor not delivered to the Purchaser prior to the Closing Date shall be deemed to have been delivered to the Purchaser immediately after Closing if they are maintained or held on any Real Property or embodied or recorded electronically in any Information Technology of the Company and its Subsidiaries.

10.12	Transitional Trademark Licence Agreement

The Parties shall negotiate in good faith the provisions of a transitional trademark licence agreement between the Vendor and the Company and/or one or more of its Subsidiaries to be entered into on the Closing Date.

10.13	Submission to Jurisdiction

Each Party submits to the exclusive jurisdiction of any Ontario courts sitting in Toronto in any action, application, reference or other proceeding arising out of or relating to this Agreement and consents to all claims in respect of any such action, application, reference or other proceeding being heard and determined in such Ontario courts. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application or proceeding. Each Party consents to any action, application, reference or other proceeding arising out of or relating to this Agreement being tried in Toronto and, in particular, being placed on the Commercial List of the Ontario Superior Court of Justice.

10.14	Notice of Untrue Representation or Warranty

The Vendor shall notify the Purchaser, and the Purchaser shall notify the Vendor, promptly upon any representation or warranty made by it contained in this Agreement becoming incorrect prior to Closing, and, for the purposes of this Section 10.14, unless otherwise specified, each representation and warranty shall be deemed to be given at and as of all times from the date of this Agreement to the Closing Date. Any such notice shall set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the Vendor or the Purchaser, as the case may be, to rectify the incorrectness. No such notice will relieve either Party of any right or remedy provided for in this Agreement.

10.15	Benefit Plans

(a)	Effective as of the Closing Date, each Employee shall cease to participate in and accrue benefits under each Parent Plan that provides non-pension benefits. The Vendor shall be responsible, in accordance with the terms of the applicable Parent Plan, for any and all liabilities under the Parent Plan, including any claims Incurred by the Employees (and their eligible spouses, beneficiaries and dependants) prior to the Closing Date.

(b)	Notwithstanding any other provisions in this Agreement, the Vendor shall, if requested by the Purchaser, permit the Employees (and their eligible spouses, beneficiaries and dependants) to continue to participate in and receive benefits under any Parent Plans that provide non-pension benefits for a transitional period following the Closing Date and subject to the conditions to be agreed upon by the Vendor and Purchaser.

10.16	Pension Plans

(a)	Effective as of the Closing Date, each Employee shall cease to participate in and accrue benefits under the Parent DC Pension Plan. Subject to the completion of a transfer of defined contribution assets to the applicable pension plan established or designated by Purchaser, the Vendor shall be responsible, in accordance with the terms of the Parent DC Pension Plan, for any and all liabilities arising under the Parent DC Pension Plan prior to the effective date of transfer of defined contribution assets to the pension plan designated by the Purchaser.

(b)	The Vendor and the Purchaser shall use commercially reasonable efforts, including to obtain any required approvals from any applicable Governmental Authority, to cause the defined contribution account balances held by each Employee in the Parent DC Pension Plan to be transferred from the Parent DC Pension Plan to the applicable plan established or designated by Purchaser.

ARTICLE 11
INDEMNIFICATION

11.1	Indemnification by the Vendor

(a)	The Vendor shall indemnify and save harmless the Purchaser, its directors, officers, agents, employees and shareholders (collectively referred to as the “Purchaser Indemnified Parties”), from and against all Losses, whether or not arising due to third party Claims, which may be made or brought against the Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Vendor contained in this Agreement or in any certificate furnished by or on behalf of the Vendor pursuant to this Agreement;

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any certificate furnished by or on behalf of the Vendor pursuant to this Agreement (including, for certainty, the Company Disclosure);

(iii)	any liability for Vendor Taxes which has not been provided for in the Closing Working Capital; and

(iv)	the matters disclosed in Section 11.1(a)(iv) of the Vendor Disclosure Letter.

(b)	The obligations of the Vendor under Section 11.1(a) shall be subject to the following limitations:

(i)	subject to Sections 11.1(b)(ii) and 11.1(b)(iii), the obligations of the Vendor under Section 11.1(a)(ii) shall terminate on the expiry of the Indemnification Period, except with respect to bona fide Claims by Purchaser Indemnified Parties set forth in written notices given by a Purchaser Indemnified Party to the Vendor prior to such date;

(ii)	except with respect to bona fide Claims by Purchaser Indemnified Parties set forth in written notices given by a Purchaser Indemnified Party to the Vendor prior to the date described below, the obligations of the Vendor under Section 11.1(a)(ii) in respect of any Losses relating to or impacted by Tax matters, including any Losses arising out of Section 25 of Schedule 4.1, or under Section 11.1(a)(iii), shall terminate 90 days after the relevant Governmental Authorities shall no longer be entitled to assess or reassess liability for Taxes against the Company or any of its Subsidiaries in respect of such Tax matters;

(iii)	the obligations of the Vendor under Section 11.1(a) with respect to:

(A)	any Losses based on Section 11.1(a)(i);

(B)	any Losses based on any incorrectness in or breach of the representations and warranties set out in the Vendor Core Representations; and

(C)	any Losses based on intentional misrepresentation or fraud by a Vendor,

shall terminate on the date which is the last day of the ultimate limitation period (in accordance with the Limitations Act (Ontario));

(iv)	for Losses based on Section 11.1(a)(ii) (other than any Losses relating to or impacted by Tax matters),

(A)	the Vendor shall not be required to pay any amount until the aggregate of all Losses exceeds $25 million (the “Tipping Basket”) (disregarding Section 11.1(b)(iv)(B)) and upon the aggregate of all Losses exceeding $25 million, the Vendor shall be required to pay the amount owing in respect of all such Losses including the $25 million, except that the foregoing limitation shall not apply to wilful breaches of this Agreement or fraud or breaches of the Vendor Core Representations;

(B)	after the threshold referred to in Section 11.1(b)(iv)(A) has been reached, the minimum threshold in respect of any individual Claim shall be $250,000, and no Claim may be brought if such Claim is for an amount less than such minimum threshold, unless the aggregate of all such Claims exceeds $2,000,000; and

(C)	other than in respect of wilful breaches of this Agreement or fraud or breaches of the Vendor Core Representations, the aggregate liability of the Vendor shall not exceed $500 million.

(v)	for Losses based on Section 11.1(a)(ii) relating to or impacted by Tax matters, including any Losses arising out of Section 25 of Schedule 4.1, or under Section 11.1(a)(iii),

(A)	the minimum threshold in respect of any individual Claim shall be $250,000, and no Claim may be brought if such Claim is for an amount less than such minimum threshold; and

(B)	other than in respect of wilful breaches of this Agreement or fraud, the aggregate liability of the Vendor shall not exceed $1,850,000,000; and

(vi)	in no event shall the aggregate liability of the Vendor on the indemnity contained in this Section 11.1 exceed the Purchase Price.

11.2	Indemnification by the Purchaser

(a)	The Purchaser shall indemnify and save harmless the Vendor, its directors, officers, employees, agents and shareholders (collectively referred to as the “Vendor Indemnified Parties”), from and against all Losses, whether or not arising due to third party Claims, which may be made or brought against the Vendor Indemnified Parties, or which they may suffer or incur, directly or indirectly as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any certificate furnished by or on behalf of the Purchaser pursuant to this Agreement;

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any certificate furnished by or on behalf of the Purchaser pursuant to this Agreement (including, for certainty, the Purchaser Circular, but excluding the Company Disclosure).

(b)	The Purchaser’s obligations under Section 11.2(a) shall be subject to the following limitations:

(i)	subject to Section 11.2(b)(iii), the obligations of the Purchaser under Section 11.2(a)(ii) shall terminate on the expiry of the Indemnification Period except with respect to bona fide Claims by Vendor Indemnified Parties set forth in written notices given by a Vendor Indemnified Party to the Purchaser prior to such date;

(ii)	except with respect to bona fide Claims by Vendor Indemnified Parties set forth in written notices given by a Vendor Indemnified Party to the Purchaser prior to the date described below, the obligations of the Purchaser under Section 11.1(b)(i) in respect of any Losses relating to or impacted by Tax matters, including any Losses arising out of Section 24 of Schedule 5.1, shall terminate 90 days after the relevant Governmental Authorities shall no longer be entitled to assess or reassess liability for Taxes against the Purchaser or any of its Subsidiaries in respect of such Tax matters;

(iii)	the obligations of the Purchaser under Section 11.2(a) with respect to:

(A)	any Losses based on Section 11.2(a)(i);

(B)	any Losses based on any incorrectness in or breach of the representations and warranties set out in the Purchaser Core Representations; and

(C)	any Losses based on intentional misrepresentation or fraud by the Purchaser,

shall terminate on the date which is the last day of the ultimate limitation period (in accordance with the Limitations Act (Ontario)).

(iv)	for Losses based on Section 11.2(a)(ii) (other than any Losses relating to or impacted by Tax matters),

(A)	the Purchaser shall not be required to pay any amount until the aggregate of all Losses (disregarding 11.2(b)(iv)(B)) exceeds the Tipping Basket, and upon the aggregate of all Losses exceeding the Tipping Basket, the Purchaser shall be required to pay the amount owing in respect of all such Losses including the $25 million, except that the foregoing limitation shall not apply to wilful breaches of this Agreement or fraud or breaches of the Purchaser Core Representations;

(B)	after the threshold referred to in Section 11.2(b)(iv)(A) has been reached, the minimum threshold in respect of any individual Claim shall be $250,000, and no Claim may be brought if such Claim is for an amount less than such minimum threshold unless the aggregate of all such Claims exceeds $2,000,000; and

(C)	other than in respect of wilful breaches of this Agreement or fraud or breaches of the Purchaser Core Representations, the aggregate liability of the Purchaser shall not exceed $500 million;

(v)	for Losses based on Section 11.2(a)(ii) relating to or impacted by Tax matters, including any Losses arising out of Section 24 of Schedule 5.1:

(A)	the minimum threshold in respect of any individual Claim shall be $250,000, and no Claim may be brought if such Claim is for an amount less than such minimum threshold; and

(B)	other than in respect of wilful breaches of this Agreement or fraud, the aggregate liability of the Purchaser shall not exceed $1,850,000,000; and

(vi)	in no event shall the aggregate liability of the Purchaser on the indemnity contained in this Section 11.2 exceed the Purchase Price.

11.3	Indemnification Procedures for Third Party Claims

(a)	In the case of Losses arising from Claims made by a third party with respect to which indemnification is sought, the Vendor Indemnified Party or Purchaser Indemnified Party, as the case may be, seeking indemnification (the “Indemnified Party”) shall give prompt notice, and in any event within 20 days, to the other Party (the “Indemnifying Party”) of any such Claims made upon it. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defense.

(b)	The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 11.3(a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that Claim.

(c)	Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 11.3(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel and experts reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of the Indemnifying Party or counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense. The Indemnifying Party shall not settle any Claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

(d)	The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(e)	If the Indemnifying Party does not assume control of a Claim as permitted in Section 11.3(b), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party.

(f)	If any Claim is of a nature such that the Indemnified Party is required by Law to post security or make a payment to any person with respect to such Claim before the completion of any negotiation, settlement or compromise of such Claim or the rendering of any court or administrative decision relating to such Claim including any amount payable on account of Taxes to the extent described in subsection 225.1(7) of the Tax Act or any substantially similar provision of any applicable provincial taxing statute, the Indemnifying Party shall post such security or make such payment as and when required by such Law. If the Indemnifying Party fails to post such security or make such payment and the Indemnified Party, at its option, does so instead, the Indemnifying Party shall forthwith after demand by the Indemnified Party reimburse the Indemnified Party for any Losses it has suffered as a result of posting such security or making such payment. If the amount of any Claim in respect of which a payment or reimbursement has been made by the Indemnifying Party, as finally determined, is less than the amount which was paid or reimbursed by the Indemnifying Party, the Indemnified Party shall, forthwith after receipt of the difference from the person asserting such Claim or any other person, pay such difference to the Indemnifying Party.

(g)	Notwithstanding Sections 11.3(a) through 11.3(e), in the event that the Vendor would be liable for the payment of any Taxes under this Article 11 if assessed or imposed, the Vendor, in the Vendor’s sole and absolute discretion, will have the right to control any audit involving any such Taxes and/or to contest any assertion that any such Taxes are payable in any proceedings available to the Company, the Company’s Subsidiaries or the Purchaser; provided, however, that the Purchaser will assist with audits and provide all relevant information, and that the Vendor shall keep the Purchaser reasonably informed of the progress of any such audit and/or contest, shall consult with the Purchaser in connection with any significant actions in respect of any such audit and/or contest in a timely fashion to allow the Purchaser a reasonable opportunity for review and input in respect of such actions and shall not enter into any settlement with respect to such audit and/or contest without receiving the prior written consent of the Purchaser (such consent not to be unreasonably withheld). The Purchaser, on the one hand, and the Vendor, on the other hand, shall fully cooperate in good faith in connection with any such audit or other proceeding.

11.4	Tax Status of Indemnification Payments

Any payment made by the Vendor pursuant to this Article 11 shall constitute a reduction of the Purchase Price allocated first up to the value of any shares purchased by Purchaser from Vendor (including the Purchased Shares) and the remainder to the Purchased Debt and any payment made by the Purchaser pursuant to this Article 11 shall constitute an increase in the Purchase Price allocated to the value of any shares purchased by Purchaser from Vendor (including the Purchased Shares). In either case, each of the Vendor and the Purchaser shall, within a reasonable time of payment and receipt of such payment, as applicable, and in any event within two months of such payment, request all amendments to its current or past Tax Returns as may be necessary to reflect the foregoing. The Parties agree that the amount of any indemnity payment made pursuant to this Article 11 shall take into account the Tax treatment of such indemnity payment to the Party receiving such indemnity payment (excluding, for certainty, any reduction in the adjusted cost base of shares except to the extent that such reduction results in a gain under subsection 40(3) of the Tax Act) and the Tax treatment of the Losses giving rise to such indemnity payment. For greater certainty, the Parties agree that in calculating the amount of any Loss for purposes of this Article 11 there shall be deducted an amount equal to the present value of any Tax benefit as a result of such Loss and available to the Party that incurred such Loss. The Parties further agree that the present value of any Tax benefit will take into account the expected timing of any Tax deduction or Tax credit.

11.5	Insurance and Other Recoveries

Notwithstanding anything contained in this Agreement to the contrary, Losses of an Indemnified Party shall be net of any insurance or other prior or subsequent recoveries by such Indemnified Party in connection with the facts giving rise to the right of indemnification (including under or pursuant to any insurance policy, indemnity, reimbursement agreement or contract pursuant to which or under which such Indemnified Party is a party or has rights). The applicable Indemnified Party shall use commercially reasonable efforts to recover from insurance policies or other applicable sources of recovery the maximum portion of any Losses of such Indemnified Party. If the applicable Indemnified Party has used commercially reasonable efforts to recover any amounts recoverable under insurance policies or other applicable sources of recovery and has not recovered the applicable Losses, the applicable Indemnifying Party shall be liable for the amount by which such Losses exceeds the amounts actually recovered subject to the limitations on indemnification set out in this Article 11. If the applicable Indemnified Party fails to use commercially reasonable efforts to recover any amounts recoverable under insurance policies or other applicable sources of recovery, the applicable Indemnifying Party shall not be required to indemnify the applicable Indemnified Party for that portion of any Losses that could reasonably be expected to have been recovered had the applicable Indemnified Party used such commercially reasonable efforts.

11.6	Mitigation

An Indemnified Party shall use its reasonable efforts to mitigate any Losses or liability that any such Indemnified Party asserts or is reasonably likely to assert under this Article 11. In the event that any Indemnified Party fails to make such reasonable efforts to mitigate any such claim or liability, then notwithstanding anything contained in this Agreement to the contrary, the Indemnifying Party shall not be required to indemnify the Indemnified Party for that portion of any Losses that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

11.7	Calculation of Losses

Notwithstanding anything to the contrary in this Article 11, no Indemnified Party shall be entitled to indemnification under this Article 11 or to make a claim for any amounts under this Article 11 in respect of (i) special, exemplary or punitive damages, except to the extent payable by an Indemnified Party to a third Person, or (ii) consequential, indirect or speculative damages, or any Losses calculated based on any multiple of lost earnings or other similar methodology, unless (A) such damages or Losses were reasonably foreseeable, (B) with respect to Losses based on a diminution in value of the Company or its Subsidiaries, such calculation is the most appropriate method to fairly compensate the Indemnified Party, and/or (C) the basis for such Loss is of a recurring nature or represents a reduction in the historical cash flow or earnings of the Company and its Subsidiaries (taken as a whole), which reduction would reasonably be expected to result in an impairment of the Company’s and its Subsidiaries’ (taken as a whole) future cash flows or earnings.

11.8	Double Claims

No Indemnified Party shall be entitled to recover from any Indemnifying Party under this Article 11 more than once in respect of the same Losses (notwithstanding that such Loss may result from breaches of multiple provisions of this Agreement).

11.9	Exclusive Remedy

Except as set out in Section 12.3 and Section 13.1, the rights of indemnity set forth in this Article 11 are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by the other Party under this Agreement or in the certificates contemplated by Section 8.2, 8.3, 9.2 or 9.3. Accordingly, the Parties waive, from and after the Closing, any and all rights, remedies and Claims that one Party may have against the other, whether at law, under any statute or in equity (including but not limited to claims for contribution or other rights of recovery arising under any Environmental Laws, claims for breach of contract, breach of representation and warranty, negligent misrepresentation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transactions contemplated by this Agreement other than as expressly provided for in this Article 11, other than those arising with respect to any fraud or wilful misconduct and other than those provided for in other documents or instruments delivered pursuant to this Agreement. The Parties agree that if a Claim for indemnification is made by a Party in accordance with this Article 11 and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such Claim, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This Article 11 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

11.10	Trustee and Agent

The Purchaser, on the one hand, and the Vendor, on the other hand, acknowledge that the other Party is acting as trustee and agent for the Purchaser Indemnified Parties and the Vendor Indemnified Parties, respectively, on whose behalf and for whose benefit the indemnities in Article 11 are provided and that such remaining Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. The Parties agree that the other Party may enforce the indemnity for and on behalf of such Indemnified Parties and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such Indemnified Parties assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

ARTICLE 12
TERM, TERMINATION, AMENDMENT AND WAIVER

12.1	Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a)	by mutual written consent of the Purchaser and the Vendor; or

(b)	by either the Purchaser or the Vendor if the Purchaser Shareholder Approval is not obtained at the Purchaser Meeting (including any adjournment or postponement thereof); or

(c)	by either the Purchaser or the Vendor if the Closing Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 12.1(c) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Closing Time to occur by the Outside Date (it being agreed that for purposes of this Section 12.1(c), a failure to pay the Purchase Price on the Outside Date shall not be a failure of the Purchaser to fulfill its obligations or a breach of covenant under this Agreement in circumstances where the Purchaser has not received funds in the amount contemplated by the Purchaser Commitment Letters and shall therefore not prevent termination of this Agreement by the Purchaser pursuant to this Section 12.1(c), subject to payment of the termination payment pursuant to Section 12.3(a)); or

(d)	by the Purchaser if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Vendor set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.2 or 8.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by the Purchaser and provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 9.2 or 9.3 not to be satisfied;

(e)	by the Vendor if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.2 or 9.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by the Vendor and provided that the Vendor is not then in breach of this Agreement so as to cause any condition in Section 8.2 or 8.3 not to be satisfied; or

(f)	by either the Purchaser or the Vendor if the CRTC rejects the transactions contemplated in this Agreement (if applicable, after the appeal or reapplication to CRTC contemplated by Section 10.4(d)).

12.2	Effect of Termination

In the event of the termination of this Agreement in the circumstances set out in Section 12.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in Section 7.3(c), Section 7.4(d), Article 11, this Section 12.2, Section 12.3 and Article 13 (other than Section 13.1) where applicable. Nothing contained in this Section shall relieve any Party from liability for any willful and intentional breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the confidentiality agreement dated August 7, 2015 between the Vendor and the Purchaser, except to the extent specified therein.

12.3	Termination Payments and Expense Reimbursements

(a)	If this Agreement is terminated pursuant to Section 12.1(c) [Outside Date] in circumstances where all of the conditions set forth in Article 8 have been satisfied or waived by the Purchaser other than those conditions that by their terms are to be satisfied at the Effective Time (but which conditions are capable of being satisfied), the Purchaser shall pay to the Vendor, or as the Vendor may direct, the amount of $55 million in the aggregate as liquidated damages in immediately available funds to an account designated by the Vendor, within two Business Days following such termination.

(b)	If this Agreement is terminated pursuant to Section 12.1(b) [No Purchaser Shareholder Approval], and

(i)	following the date hereof and prior to such termination, a Purchaser Acquisition Proposal is made to the Purchaser or publicly announced by any Person;

(ii)	such Purchaser Acquisition Proposal has not expired or been withdrawn at least five Business Days prior to the Purchaser Meeting; and

(iii)	within 365 days following the date of such termination such Purchaser Acquisition Proposal or another Purchaser Acquisition Proposal made or publicly announced during the pendency of such Purchaser Acquisition Proposal is consummated or the Purchaser enters into an agreement providing for the Purchaser Acquisition Proposal referred to in clause (b)(i) above or another Purchaser Acquisition Proposal made or publicly announced during the pendency of such Purchaser Acquisition Proposal, and the applicable Purchaser Acquisition Proposal is consummated by the Purchaser within such 365-day period or thereafter, the Purchaser shall pay to the Vendor, or as the Vendor may direct, the amount of $55 million in the aggregate as liquidated damages in immediately available funds to an account designated by the Vendor, within two Business Days following completion of the acquisition contemplated by the applicable Purchaser Acquisition Proposal.

(c)	If this Agreement is terminated pursuant to (i) Section 12.1(c) [Outside Date] in circumstances where all of the conditions set forth in Article 8 have been satisfied or waived by the Purchaser other than (A) those conditions that by their terms are to be satisfied at the Effective Time (but which conditions are capable of being satisfied), and (B) the receipt of CRTC Approval, or (ii) Section 12.1(f) [CRTC Approval], the Purchaser shall pay to the Vendor or as the Vendor may direct an amount equal to the reasonable out-of-pocket expenses incurred by the Vendor and its Subsidiaries in connection with the transactions contemplated by this Agreement, with such amount not to exceed $7,500,000, as liquidated damages in immediately available funds to an account designated by the Vendor, within two Business Days following such termination.

(d)	Each of the Parties acknowledges that the agreements contained in this Section 12.3 are an integral part of the transactions contemplated by this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 12.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that on the termination of this Agreement pursuant to Section 12.1(b) or 12.1(c), the payment in full of any amount owing pursuant to Section 12.3(a), 12.3(b) or 12.3(c), as applicable, is the sole monetary remedy of the Vendor or the Purchaser, as applicable, and the Vendor or the Purchaser, as applicable, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment or damages of any kind, whether consequential, indirect or punitive, against the Vendor or the Purchaser, as applicable, or any of its Subsidiaries or Representatives in respect of this Agreement or the transactions contemplated by this Agreement.

ARTICLE 13
GENERAL

13.1	Specific Performance

(a)	Subject to Section 12.3(d), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. Subject to Section 12.3(d), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties. Notwithstanding the foregoing or any other provision of this Agreement, the Parties acknowledge and agree that the Vendor shall not be entitled to enforce specifically the obligations of the Purchaser to consummate the transactions contemplated by this Agreement unless (i) all of the conditions set forth in Article 8 have been satisfied or waived by the Purchaser (other than those conditions that by their terms are to be satisfied at the Effective Time); (ii) the Purchaser Debt Financing (or any alternative financing thereto contemplated by Section 7.5) has been funded or is required to be funded, and (iii) the Vendor has irrevocably confirmed that if specific performance is granted and the Purchaser Debt Financing (or any alternative financings thereto contemplated by Section 7.5) are funded, it is ready, willing and able to consummate the sale of the Purchased Shares and Purchased Debt.

(b)	Each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the Parties further agree that (i) by seeking the remedies provided for in this Section 13.1, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (ii) nothing set forth in this Section 13.1 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 13.1 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 13.1 or anything set forth in this Section 13.1 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

13.2	Public Notices

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld.

13.3	Announcement and Shareholder Communications

The Purchaser and the Vendor shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Purchaser and the Vendor, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. The Purchaser and the Vendor agree to co-operate in the preparation of presentations, if any, to the Vendor’s shareholders or the Purchaser Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

13.4	Expenses

Except as otherwise provided in this Agreement each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement. In particular, the Vendor shall be responsible for any fees payable in connection with any regulatory filings to be made pursuant to this Agreement or in connection with the sale of the Purchased Shares and Purchased Debt, any fees and expenses of any broker or investment advisor retained by the Vendor, the Company or any of their respective Subsidiaries in connection with the sale of the Purchased Shares and such fees and expenses shall not constitute an obligation of the Purchaser, the Company or any of its Subsidiaries.

13.5	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to the Vendor at:

Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W.
Calgary, AB T2P 4L4
Attention: Fax: E-mail:	Senior Vice President and General Counsel [Fax number redacted.] [E-mail address redacted.]

and to:

Attention: Senior Vice President, Corporate Development & Capital Markets

Fax: E-mail:	[Fax number redacted.] [E-mail address redacted.]

With a copy, in the case of notice to the Vendor to:
Davies Ward Phillips & Vineberg LLP
155 Wellington Street West Toronto, ON M5V 3J7 Attention:	Vincent Mercier and Peter Hong
Fax:	416.863.0871
E-mail:	vmercier@dwpv.com and phong@dwpv.com
and to:
Goodmans LLP 3400-333 Bay Street Toronto, Ontario, Canada M5H 2S7 Attention:	Stephen H. Halperin and Robert Vaux
Fax:	416.979.1234
E-mail:	shalperin@goodmans.com and rvaux@goodmans.com

(b)	in the case of a Notice to the Purchaser at:

Corus Entertainment Inc.
Corus Quay
25 Dockside Drive
Toronto, ON M5A 0B5
Attention: Fax: E-mail: and to:	President and Chief Executive Officer [Fax number redacted.] [E-mail address redacted.]
Attention: Fax: E-mail:	General Counsel [Fax number redacted.] [E-mail address redacted.]

With a copy to, in the case of notice to the Purchaser to:
Osler, Hoskin & Harcourt LLP 1 First Canadian Place PO Box 50, Suite 6300 100 King Street West Toronto, ON M5X 1B8 Attention:	Douglas Bryce
Fax:	416.862.6666
E-mail:	dbryce@osler.com

and to:
Borden Ladner Gervais LLP
Scotia Plaza
40 King Street West, 44th Floor
Toronto, Ontario, Canada
M5H 3Y4 Attention:	Frank Callaghan
Fax:	416.361.2784
E-mail:	fcallaghan@blg.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

13.6	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties.

13.7	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and, as applicable, their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

13.8	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

13.9	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

13.10	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by electronic means and all such counterparts and electronic deliveries together constitute one and the same agreement.

[Signature page follows]

IN WITNESS OF WHICH the Parties have executed this Agreement.

CORUS ENTERTAINMENT INC.
By:	“Doug Murphy”

Name: Doug Murphy
Title: President and Chief Executive Officer
By:	“Tom Peddie”

Name: Tom Peddie
Title: Chief Financial Officer

SHAW COMMUNICATIONS INC.
By:	“Jay Mehr”

Name: Jay Mehr
Title: Executive Vice President & Chief Operating Officer
By:	“Vito Culmone”

Name: Vito Culmone
Title: Executive Vice President & Chief Financial Officer

SCHEDULE 4.1
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

1.	Organization and Qualification of the Company

The Company is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted. The Company is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business.

2.	Status of the Vendor and Right to Sell

The Vendor is a corporation existing under the laws of the Province of Alberta. The Vendor is the sole registered and beneficial owner of the Purchased Shares and Purchased Debt free and clear of all Encumbrances. The Vendor has the exclusive right to dispose of the Purchased Shares and Purchased Debt as provided in the Agreement and, subject to the receipt of CRTC Approval, such disposition will not violate, contravene, breach or offend against or result in any default under any Material Contract, charter or by-law provision, Order, judgment, decree, licence, permit or Laws, to which the Vendor is a party or subject or by which the Vendor is bound or affected. The Purchased Shares are not subject to the terms of any shareholders agreement.

3.	Residence

The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

4.	Due Authorization and Enforceability of Obligations

The Vendor has all necessary corporate power, authority and capacity to enter into the Transaction Agreements and to carry out its obligations under the Transaction Agreements. The execution and delivery of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements have been duly authorized by all necessary corporate action on the part of the Vendor. This Agreement constitutes, and each other Transaction Agreement and other agreement to be executed by the Vendor in connection with the Closing will constitute, a valid and binding obligation of the Vendor enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity.

5.	Absence of Conflicts

Subject to the receipt of CRTC Approval and except as disclosed on Section 5 of the Vendor Disclosure Letter, and except for the Material Contracts listed on Section 5 of the Vendor Disclosure Letter or as would not reasonably be expected to result in a Company Material Adverse Change, none of the Company or any of its Subsidiaries is a party to, bound or affected by or subject to any:

(a)	Contract;

(b)	charter or by-law; or

(c)	Laws or Governmental Authorizations, including any CRTC Licences;

that would be violated in any material respect, breached in any material respect by, or under which default would occur or an Encumbrance would, or with notice or the passage of time would, be created, or in respect of which the obligations of the Company or any of its Subsidiaries will materially increase or the rights or entitlements of the Company or any of its Subsidiaries will materially decrease or any obligation on the part of the Company or any of its Subsidiaries to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement. There has been no sale, assignment, subletting, licensing or granting of any rights in or other disposition of or in respect of any of the Company’s or any of its Subsidiaries’ assets or any granting of any Contract or right capable of becoming an agreement or option for the purchase, assignment, subletting, licensing or granting of any rights in or other disposition of any of such assets other than pursuant to the provisions of, or as disclosed in, this Agreement or pursuant to purchase orders accepted by the Company or any of its Subsidiaries in the ordinary course of business.

6.	Regulatory Approvals

Other than CRTC Approval, no approval, Order, consent of or filing with any Governmental Authority is required on the part of the Vendor, the Company or any of its Subsidiaries, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Vendor’s obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

7.	Capitalization

Section 7 of the Vendor Disclosure Letter sets forth the authorized and issued capital of the Company. At the Closing Time, the Purchased Shares will constitute all of the securities in the capital of the Company. All of the Purchased Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. No options, warrants or other rights to purchase the Purchased Shares and no securities or obligations convertible into or exchangeable for the Purchased Shares have been authorized or agreed to be issued or are outstanding.

8.	Subsidiaries

(a)	Section 8 of the Vendor Disclosure Letter sets forth a complete list of the Company’s Subsidiaries, including name and jurisdiction of formation and the authorized and issued capital for such Subsidiaries, including the registered holder of any such issued securities. Except for the Subsidiaries set forth in Section 8 of the Vendor Disclosure Letter, the Company does not own or have beneficial interest in, directly or indirectly, any capital stock or other equity securities of any other Person.

(b)	Each Subsidiary of the Company is a corporation or partnership, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite corporate or partnership power and authority and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not be, individually or in the aggregate, a Company Material Adverse Change.

(c)	The Company or a Subsidiary of the Company is the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of any Encumbrances. All of the shares in each of its Subsidiaries have been duly and validly issued and are outstanding as fully paid and non-assessable shares. No options, warrants or other rights to purchase shares or other securities of the Company or of any of its Subsidiaries and no securities or obligations convertible into or exchangeable for shares or other securities of the Company or any of its Subsidiaries have been authorized or agreed to be issued or are outstanding.

9.	Books and Records

(a)	The Books and Records fairly and correctly set out and disclose in all material respects the financial position of the Company and its Subsidiaries and all material financial transactions relating to each of their businesses has been accurately recorded in such Books and Records. The Books and Records stored on computer-related or other electronic media are appropriately organized and indexed and no data conversions, translations or technology upgrades are required before such data can be accessed, read, searched and used by the Company’s and its Subsidiaries’ current Information Technology.

(b)	The articles and by-laws for the Company and each of its Subsidiaries, including any and all amendments, have been delivered or made available to the Purchaser and such Articles and by-laws as so amended are in full force and effect and no amendments are being made to them.

(c)	The corporate records and minute books for the Company and each of its Subsidiaries have been made available to the Purchaser. The minute books include complete and accurate minutes of all meetings of the directors or shareholders for the Company and each of its material Subsidiaries, as applicable, held to date or resolutions passed by the directors or shareholders on consent, since October 27, 2010. The share certificate book, register of shareholders, register of transfers and register of directors for the Company and each of its Subsidiaries, are complete and accurate.

10.	Company Financial Statements

The Company Financial Statements (and, when available, the unaudited interim consolidated financial statements of the Company and its Subsidiaries for the period ended November 30, 2015) have been prepared in accordance with GAAP (subject to year-end adjustments, where applicable) applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial positions of the Company as of the respective dates thereof and for the respective periods covered thereby (except as may be otherwise indicated in the Company Financial Statements and the notes thereto or the related report of the Company’s auditors).

11.	Absence of Certain Changes or Events

Since August 31, 2015, other than the transactions contemplated in the Agreement and as disclosed in the Vendor Public Documents, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that was or would be reasonably expected to be, individually or in the aggregate, a Company Material Adverse Change.

12.	Absence of Undisclosed Liabilities

(a)	None of the Company or any of its Subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding, except: (i) as disclosed in the Company Financial Statements, (ii) as disclosed on Section 12 of the Vendor Disclosure Letter, (iii) as incurred in the ordinary course of business and which are not a Company Material Adverse Change, or (iv) in respect of any registered pension plan, the obligation to make special payments to liquidate any solvency deficiency or any unfunded liability in accordance with actuarial reports disclosed to the Purchaser under Section 28.

(b)	None of the Company or any of its Subsidiaries has incurred, is liable for or otherwise guaranteed any long term debt (as defined in accordance with GAAP).

13.	Absence of Changes and Unusual Transactions

Except as disclosed in Section 13 of the Vendor Disclosure Letter, since the date of the Balance Sheet:

(a)	none of the Company or any of its Subsidiaries has transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Balance Sheet or cancelled any debts or entitlements except, in each case, in the ordinary course of business;

(b)	none of the Company or any of its Subsidiaries has discharged or satisfied any Encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Balance Sheet and liabilities incurred since the date of the Balance Sheet in the ordinary course of business;

(c)	none of the Company or any of its Subsidiaries has granted any bonuses, whether monetary or otherwise, or made any general wage or salary increases in respect of its Employees, other than as provided for in the Collective Agreements, or changed the terms of employment for any Employee or entered into a written contract with any Employee except in the ordinary course of business and consistent with past practice;

(d)	none of the Company or any of its Subsidiaries has, directly or indirectly, (i) engaged in any transaction or entered into any arrangement with any officer, director, shareholder, Employee (whether current or former or retired), consultant, independent contractor or agent of the Company or any of its Subsidiaries, with a value in excess of $1 million, or (ii) made any loan to any officer, director, shareholder, Employee (whether current or former or retired), consultant, independent contractor or agent of the Company or any of its Subsidiaries in excess of the lesser of $500,000 and such individual’s annual compensation (if applicable);

(e)	none of the Company or any of its Subsidiaries, directly or indirectly, has declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, purchased or otherwise acquired any of its shares; and

(f)	none of the Company or any of its Subsidiaries has authorized, agreed or otherwise become committed to do any of the foregoing.

14.	Non-Arm’s Length Transactions

(a)	Other than as disclosed in Section 14 of the Vendor Disclosure Letter and except for employment arrangements with Employees, the terms of which are disclosed in Section 26 of the Vendor Disclosure Letter, neither the Vendor, nor any director or officer, former director or officer, shareholder or Employee of, or any other Person not dealing at arm’s length with the Company or any Subsidiary is engaged in any transaction or arrangement with or is a party to a Contract with, or has any indebtedness, liability or obligation to, the Company or any of its Subsidiaries in excess of $1 million (or, in the case of any loan to any director or officer, former director or officer, shareholder or Employee of, or any other Person not dealing at arm’s length with the Company or any Subsidiary, in excess of the lesser of $500,000 and such individual’s annual compensation (if applicable));

(b)	There are no third party debt or operating facilities shared among the Company and its Subsidiaries or any operating unit thereof, on the one hand, and the Vendor and its Affiliates (other than the Company and its Subsidiaries) or any operating unit thereof, on the other hand.

15.	No Joint Venture Interests or Strategic Alliances

Other than as disclosed in Section 15 of the Vendor Disclosure Letter, none of the Company or any of its Subsidiaries is a party to any material strategic alliance or co-operative agreement or is a partner, beneficiary, trustee, co-tenant, joint-venturer or otherwise a participant in any material partnership, trust, joint venture, co-tenancy or similar jointly owned business undertaking and none of the Company or any of its Subsidiaries has significant investment interests in any business owned or controlled by any third party.

16.	Major Suppliers and Customers

Section 16 of the Vendor Disclosure Letter sets forth a comprehensive listing of each supplier of goods and services to, and each customer of, the Company and its Subsidiaries to whom the Company and its Subsidiaries paid or billed in excess of $10,000,000 in the aggregate during the 12 month period ended August 31, 2015, together with, in each case, the amount so billed or paid. Other than as disclosed in Section 16 of the Vendor Disclosure Letter, since August 31, 2015, there has been no termination or modification or change in the business relationship with any such supplier or customer. To the knowledge of the Vendor, other than as disclosed in Section 16 of the Vendor Disclosure Letter, no such supplier or customer has any intention to change its relationship or the terms upon which it conducts business with the Company or any of its Subsidiaries.

17.	Sufficiency of Assets

The Real Property, Real Property Leases, Tangible Personal Property, Equipment Contracts, Appurtenances, Accounts Receivable, Technology, Environmental Approvals, Governmental Authorizations and Improvements of the Company and its Subsidiaries are sufficient for the continued conduct of the Company’s and its Subsidiaries’ businesses after the Closing in substantially the same manner as conducted prior to the Closing. Substantially all of the Tangible Personal Property is in good condition, repair and (where applicable) proper working order, subject to normal course wear and tear and having regard to its expected useful life and such assets have been properly and regularly maintained.

18.	Title to Certain Assets

(a)	Except with respect to Technology and Real Property, each of the Company and its Subsidiaries: (i) is the sole legal and beneficial and (where its interests are registrable) the sole registered owner of; or (ii) is the holder of a valid and subsisting lease, licence or other legal right to, all of its assets and interests in its assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances.

(b)	Schedule 18 sets forth a true and correct list of all vehicles owned or leased by the Company or any of its Subsidiaries, including a description of the vehicle, the vehicle identification number, whether the vehicle is owned or leased, the registered owner of the vehicle (in the case of owned vehicles) or the lessee (in the case of leased vehicles) and the lessor (in the case of leased vehicles).

(c)	Schedule 18 sets forth a true and correct list of all bank accounts registered in the name of the Company or any of its Subsidiaries, or which are used by the Company or any of its Subsidiaries in the course of the Business.

19.	Business Matters

(a)	Schedule 19 of the Vendor Disclosure Letter sets forth a true and correct list of:

(i)	all Services owned or controlled by the Company or any of its Subsidiaries;

(ii)	all Canadian programming expenditures incurred for the return year ended August 31, 2015 and the amounts paid in respect thereof, and projected obligations for Canadian programming expenditures for the return year ending August 31, 2016; and

(iii)	all CRTC tangible benefits payments made for the return year ended August 31, 2015 and projected obligations for the return year ending August 31, 2016.

(b)	Other than as disclosed in Schedule 19 of the Vendor Disclosure Letter, there are no outstanding, ongoing or unresolved audits under any carriage or other agreement with any broadcasting distribution undertaking.

20.	Collectability of Accounts Receivable

The Accounts Receivable are good and collectible at the aggregate recorded amounts, except to the extent of any reserves and allowances for doubtful accounts provided for such Accounts Receivable in the Books and Records and to be provided for in the Working Capital Statement, and, to the knowledge of the Company, are not subject to any defence, counterclaim or set off.

21.	Compliance with Laws

The operations of the Company and its Subsidiaries have been and are now conducted in compliance in all material respects with all Laws of each jurisdiction the Laws of which have been and are now applicable to the business or products of the Company or of any Subsidiary (including, for certainty, all requirements of the CRTC) and none of the Company or any of its Subsidiaries has received any notice of any alleged material violation of any such Laws that remains unresolved or outstanding. The Company and each Subsidiary has developed and implemented corporate policies and procedures designed to provide for compliance in all material respects with applicable Laws and has complied with such policies and procedures in all material respects.

22.	Governmental Authorizations

Section 22 of the Vendor Disclosure Letter sets forth a complete list of all material Governmental Authorizations, including all CRTC Licences, but excluding the Environmental Approvals which are listed in Section 36 of the Vendor Disclosure Letter, and true and complete copies of such authorizations have been delivered or made available to the Purchaser. The Governmental Authorizations listed in Schedules 22 and 36 are all the authorizations required by the Company or any of its Subsidiaries to enable each of them to carry on its business in material compliance with all Laws. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material violation of any such Governmental Authorization or give rise to a material obligation on the part of the Company or any of its Subsidiaries to undertake or bear any material cost. No proceedings are pending or, to the knowledge of the Vendor, threatened, which could result in their revocation or limitation and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal.

23.	Government Grants

Section 23 of the Vendor Disclosure Letter includes a complete and accurate list of all Contracts relating to grants or other forms of financial assistance, including loans with interest at below market rates, received by the Company or any of its Subsidiaries from any Governmental Authority.

24.	Litigation

Except as disclosed in Section 24 of the Vendor Disclosure Letter, there are no Claims, investigations or other proceedings, including appeals and applications for review, in progress, or, to the knowledge of the Vendor, pending or threatened against or relating to the Company or any of its Subsidiaries before any Governmental Authority, which, if determined adversely to the Company or any of its Subsidiaries, would,

(a)	be material to the Company and its Subsidiaries,

(b)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares and Purchased Debt as contemplated by this Agreement, or

(c)	delay, restrict or prevent the Vendor or the Company or any of its Subsidiaries from fulfilling any of its obligations set out in this Agreement or arising from this Agreement,

and the Vendor has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. Except as disclosed in Section 24 of the Vendor Disclosure Letter, there is no judgment, decree, injunction, rule or Order of any Governmental Authority or arbitrator outstanding against the Company or any of its Subsidiaries. The Purchaser has been provided with copies of all of the audit response letters from all counsel to the Company and each of its Subsidiaries for the last three years.

25.	Taxes

Except as disclosed in Section 25 of the Vendor Disclosure Letter:

(a)	Each of the Company and its Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it and has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority. All such Tax Returns filed were correct and complete in all material respects;

(b)	Each of the Company and its Subsidiaries has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Authority.

(c)	For taxable periods ending on or after October 27, 2010, none of the Company or any of its Subsidiaries has entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Company or any of its Subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Company or any of its Subsidiaries is or may be liable; (iii) the Company or any of its Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authority may assess or collect Taxes for which the Company or any of its Subsidiaries is or may be liable;

(d)	For taxable periods ending on or after October 27, 2010, all income and capital tax liabilities of each of the Company and its Subsidiaries have been assessed by the relevant Governmental Authorities and notices of assessment have been issued to each such entity by the relevant Governmental Authorities for all taxation years or periods ending prior to and including the taxation year or period ended August 31, 2014;

(e)	To the knowledge of the Vendor, there are no proceedings, investigations, audits or Claims now pending or threatened against the Company or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes;

(f)	Each of the Company and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Law to be remitted by it;

(g)	Each of the Company and its Subsidiaries has duly and timely collected and paid all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected and paid by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it;

(h)	For taxable periods ending on or after October 27, 2010, none of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to the Company or any of its Subsidiaries at any time up to and including the Closing Date;

(i)	For taxable periods ending on or after October 27, 2010, none of the Company or any of its Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act;

(j)	For taxable periods ending on or after October 27, 2010, for all transactions between the Company or any of its Subsidiaries and any non-resident Person with whom the Company or any of its Subsidiaries was not dealing at arm’s length, each of the Company and its Subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act;

(k)	Each of the Company and its Subsidiaries is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax, as required; and

(l)	Notwithstanding the representations and warranties in this Section 25, the Vendor is providing no representation or warranty in respect of the adjusted cost base of the Vendor, the Company or its Subsidiaries in any debt, shares or partnership interests.

26.	Employment Matters

(a)	The Vendor has provided to the Purchaser a complete and accurate list of the Employees, together with their titles, service dates, current wages, salaries or hourly rate of pay, benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise) or other compensation paid since the beginning of the most recently completed fiscal year (including the date of payment if paid since August 31, 2015) or payable to each such Employee and the date upon which each such term of employment became effective if it became effective in the 12-month period prior to the date of the Agreement. The Vendor has provided to the Purchaser a list of Employees on inactive status, including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absences, or receiving benefits pursuant to workers’ compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such Employee (if known).

(b)	Current and complete copies of all Employment Contracts have been delivered or made available to the Purchaser. Except for those Employment Contracts listed in Section 26 of the Vendor Disclosure Letter, there are no Employment Contracts which are not terminable on the giving of reasonable notice in accordance with applicable Laws, nor are there any Employment Contracts providing for cash, other compensation, benefits or contingent rights on Closing. To the knowledge of the Vendor, no executive employed by the Company or any of its Subsidiaries has any plans to terminate his or her employment.

(c)	Except as set forth in Section 26 of the Vendor Disclosure Letter, there are no Claims nor, to the knowledge of the Vendor, pending or threatened Claims pursuant to any Laws relating to the Employees or former employees, including employment standards, human rights, labour relations, occupational health and safety, workers’ compensation, pay equity or employment equity. To the knowledge of the Vendor, nothing has occurred which might lead to a Claim under any such Laws. There are no outstanding decisions, Orders or settlements or pending settlements which place any obligation upon the Company or any of its Subsidiaries to do or refrain from doing any act.

(d)	All current assessments under workers’ compensation legislation in relation to the Company and its Subsidiaries and all of their respective contractors have been paid or accrued. None of the Company nor any of its Subsidiaries has been or is subject to any additional or penalty assessment under such legislation which has not been paid or has been given notice of any audit.

(e)	The Vendor has made available to the Purchaser for review all inspection reports, workplace audits or written equivalent, made under any occupational health and safety legislation which relate to the Company or any of its Subsidiaries. There are no outstanding inspection Orders or written equivalent made under any occupational health and safety legislation which relate to the Company or any of its Subsidiaries.

27.	Collective Agreements

(a)	Section 27 of the Vendor Disclosure Letter sets forth a complete list of the Collective Agreements and their expiry dates. Current and complete copies of all Collective Agreements have been provided to the Purchaser.

(b)	Except as disclosed in Section 27 of the Vendor Disclosure Letter, no Union has bargaining rights in respect of the Company or its Subsidiaries, any Employees or any Persons providing on site services in respect of the Company or its Subsidiaries.

(c)	There are no outstanding or, to the knowledge of the Vendor, threatened unfair labour practices or complaints or applications relating to any Union, including any proceedings which could result in certification of a Union as bargaining agent for any Employees providing on site services in respect of the Company or its Subsidiaries and there have not been any such proceedings within the last three years.

(d)	There are no threatened or apparent Union organizing activities involving the Company or its Subsidiaries, any Employees providing on site services in respect of the Company or its Subsidiaries that are not already covered by the Collective Agreements.

(e)	None of the Company or its Subsidiaries is in violation in any material respect of any provision under any Collective Agreement.

(f)	Except as disclosed in Section 27 of the Vendor Disclosure Letter, none of the Company or its Subsidiaries has any material grievances or pending arbitration cases outstanding nor, to the knowledge of the Vendor, are there any threatened material grievances or arbitration cases relating to the Company or its Subsidiaries.

(g)	None of the Company or its Subsidiaries has engaged in any unfair labour practices and, during the past three years, there has not been any strike, lock-out, work stoppage, or other material labour dispute involving the Company or its Subsidiaries. None of the Company or its Subsidiaries has engaged in any plant closing or employee lay-off activities within the past three years that would violate the group termination or lay-off requirements of any applicable employment standards legislation. There is no strike, work stoppage, slow-down, lock out or other labour dispute occurring or, to the knowledge of the Vendor, threatened or affecting the Company or its Subsidiaries.

28.	Pension and Other Benefit Plans

(a)	Section 28 of the Vendor Disclosure Letter sets forth a complete list of the Benefit Plans and identifies whether each Benefit Plan is a Parent Plan or a Company Plan. Current and complete copies of all written Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, have been made available to the Purchaser together with copies of all material documents relating to the Company Plans, including (i) any funding agreements (including trust agreements, insurance contracts and policies and benefit administration contracts); (ii) the most recent actuarial valuation prepared in respect of each Company Plan (if any), (iii) member booklets, and (iv) material correspondence with a Governmental Authority within the last 3 years.

(b)	Section 28 of the Vendor Disclosure Letter: (i) sets forth a complete list of each Pension Plan along with its registration number(s) and jurisdiction of registration, (ii) identifies each Pension Plan that is a Defined Benefit Plan, and (iii) where applicable, discloses the Pension Plan Unfunded Liability in respect of each Company Plan that is a Defined Benefit Plan.

(c)	None of the Benefit Plans applicable to the Employees is a Multi-Employer Plan.

(d)	Each Company Plan is, and has been, established, registered, amended, funded, administered and invested in compliance in all material respects with the terms of such Company Plan (including the terms of any documents in respect of such Company Plan), the Collective Agreements, and all applicable Laws. Neither the Company nor any its Subsidiaries has received, in the last three years, any notice from any Person questioning or challenging such compliance, and the Vendor has no knowledge of any such notice beyond the last three years.

(e)	There is no investigation by a Governmental Authority or Claim (other than routine claims for payment of benefits) pending or, to the knowledge of the Vendor, threatened, involving any Benefit Plan or their assets, and no facts exist which could reasonably be expected to give rise to any such investigation or Claim (other than routine claims for payment of benefits).

(f)	The Company and its Subsidiaries have no formal plan and have made no promise or commitment to create any additional benefit plans which would be considered to be a Benefit Plan once created or to improve or change the benefits provided under any Benefit Plan applicable to the Employees.

(g)	None of the Benefit Plans provide for benefit increases, payments or the acceleration of, or an increase in, securing or funding obligations that are contingent upon or will be triggered by the entering into of the Agreement or the completion of the transactions contemplated by the Agreement.

(h)	All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Benefit Plan and each Statutory Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws.

(i)	No individuals are participating in (or are eligible to participate in) any of the Company Plans other than Employees or former employees of the Company or any of its Subsidiaries, or officers or directors of the Company or any of its Subsidiaries (and any spouses, dependants, survivors or beneficiaries of such persons).

(j)	All data necessary to administer each Benefit Plan is in the possession of the Company or its Subsidiaries or their agents and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws and such data is complete and correct in all material respects.

(k)	Section 28 of the Vendor Disclosure Letter, sets forth a complete list of the Post-Retirement Benefit Plans and identifies whether each such plan is a Parent Plan or a Company Plan.

(l)	None of the Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Benefit Plan or any insurance contact relating thereto.

(m)	No event has occurred respecting any Defined Benefit Plan which would entitle any Person (without the consent of the Company or any of its Subsidiaries) to wind-up or terminate any Defined Benefit Plan, in whole or in part. Where any Defined Benefit Plan has been partially or fully wound-up or terminated, all assets, including any surplus, attributable to such partial or full wind-up or termination have been fully distributed in accordance with all Laws or where such distribution of assets is pending, the amount of the surplus attributable to such partial or full wind-up or termination together with the date as of which such amount is determined is disclosed Section 28 of the Vendor Disclosure Letter.

29.	Privacy

Except as disclosed in Section 29 of the Vendor Disclosure Letter:

(a)	the Company and its Subsidiaries are in material compliance with all Data Protection Laws, including, where necessary, filing notifications on any register of data controllers. As of the date of this Agreement, no claims are pending, or, to the knowledge of the Company, are threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of such Data Protection Laws or by any Person alleging a violation of such Person’s privacy or confidentiality rights or rights relating to Personal Information;

(b)	the Company and each of its Subsidiaries, to the extent required by Law, have a written privacy policy which governs their collection, use and disclosure of Personal Information and the Company and each of its Subsidiaries are in compliance in all material respects with their respective privacy policies;

(c)	all required consents to the collection, use or disclosure of Personal Information in connection with the conduct of the Company’s and its Subsidiaries’ businesses (including disclosure to Affiliates of the Company or any of its Subsidiaries) have been obtained;

(d)	to the knowledge of the Company, there has been no: (A) unauthorised disclosure of any material third party proprietary or confidential information in the possession, custody or control of the Company and its Subsidiaries; or (B) material breach of any security procedures of the Company or its Subsidiaries wherein confidential information has been disclosed to a third party; and

(e)	the Company and its Subsidiaries have implemented procedures in accordance with industry practice to ensure internal and external security of the confidentiality and integrity of all data stored in or processed in connection therewith including procedures for taking and storing, on-site and off-site, back-up copies of programs and data.

30.	Owned Real Property

(a)	Section 30 of the Vendor Disclosure Letter sets forth a complete list of the Owned Real Property in each case by reference to the owner, municipal address and legal description.

(b)	Except as disclosed in Section 30 of the Vendor Disclosure Letter, the Company or the named Subsidiary, as the case may be, is the legal and beneficial owner of the Owned Real Property in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(c)	Except as disclosed in Section 30 of the Vendor Disclosure Letter, there are no Contracts which affect or relate to the title to, or ownership, operation (other than operational contracts entered into in the normal course of business) or management of, the Owned Real Property.

31.	Leased Real Property

(a)	Section 31 of the Vendor Disclosure Letter sets forth a complete list of the Leased Real Property and details for each Leased Real Property including: (i) municipal address, (ii) legal description, (iii) area of premise (if applicable), and (iv) details of annual rent payable, current terms, renewal rights and security deposits or prepaid rent.

(b)	Except as disclosed in Section 31 of the Vendor Disclosure Letter, the Real Property Leases have not been altered or amended except in the normal course of business and are in full force and effect. There are no Contracts between the landlord and tenant, or sublandlord and subtenant, or other relevant parties relating to the use and occupation of the Leased Real Property, other than as contained in the Real Property Leases.

(c)	There are no outstanding material defaults (or events which would constitute a material default with the passage of time or giving of notice or both) under the Real Property Leases on the part of the Company or any of its Subsidiaries or, to the knowledge of the Vendor, on the part of any other party to such Real Property Leases.

(d)	None of the Company or any of its Subsidiaries has an option, right of first refusal or other right relating to the Leased Real Property, other than as set out in the Real Property Leases.

(e)	To the knowledge of the Vendor, none of the Company or any of its Subsidiaries has waived, or omitted to take any action in respect of any material rights under any of the Real Property Leases.

32.	Real Property Generally

(a)	True and complete copies of certificates of title relating to the Owned Real Property within the possession or control of the Vendor or the Company and/or its Subsidiaries, have been delivered to the Purchaser.

(b)	Except as disclosed on Section 32 of the Vendor Disclosure Letter, no Person has any right to purchase, option to purchase, right of first refusal or other rights with respect to any of the Real Property other than the Purchaser pursuant to this Agreement.

(c)	Section 32 of the Vendor Disclosure Letter sets forth a list of known third parties entitled to use or have possession or occupancy of any of the Real Property, including the key commercial terms of such use, possession or occupancy, and, except as disclosed on Section 32 of the Vendor Disclosure Letter, no Person other than the Company or a Subsidiary is using or has any right to use, or is in possession or occupancy of, any part of such Real Property.

(d)	None of the Company or any of its Subsidiaries has entered into any agreement to sell, transfer, encumber, or otherwise dispose of or impair the right, title and interest of the Company or any of its Subsidiaries in and to the Owned Real Property or the air, density and easement rights relating to the Owned Real Property.

(e)	To the knowledge of the Vendor, the current uses of the Real Property are permitted under current zoning and land use regulations and Laws. None of the Company or any of its Subsidiaries has made application for any minor variance or amendments to zoning by-laws or official plans in respect of the Real Property and the Vendor has no knowledge of any proposed or pending changes to any zoning regulation or official plan affecting the Real Property, except in the ordinary course of business.

(f)	Except for Permitted Encumbrances, to the knowledge of the Vendor, no Improvements encroach on real property not forming part of the Owned Real Property and no buildings, structures or other improvements on adjoining lands encroach upon the Owned Real Property.

(g)	The Vendor has no knowledge of any expropriation or condemnation or similar proceeding pending or threatened against the Owned Real Property or any part of the Owned Real Property.

(h)	All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any Improvements have been fully paid and no one is entitled to claim a lien under the Construction Lien Act (Ontario) or other similar legislation for such work performed by or on behalf of the Company or any of its Subsidiaries.

(i)	The Owned Real Property is fully serviced (including water, storm and sanitary sewer and electrical service) to a level sufficient to permit the operation of the business of the Company and its Subsidiaries to be carried on after Closing as it has been carried on in the ordinary course by the Company and its Subsidiaries. All municipal levies, local improvements, imposts and permit fees due and payable prior to the Closing Date have been or shall be paid by the Company and its Subsidiaries as at the Closing Date.

(j)	There are no outstanding material defaults (or events which would constitute a material default with the passage of time or giving of notice or both) under the Permitted Encumbrances on the part of the Company or any of its Subsidiaries or, to the knowledge of the Vendor, on the part of any other party to such Permitted Encumbrances.

(k)	There are no matters affecting the right, title and interest of the Company or any of its Subsidiaries in and to the Owned Real Property which, in the aggregate, would materially and adversely affect the ability of the Company or any of its Subsidiaries after the Closing Date to carry on the business upon the Owned Real Property as it has been carried on in the ordinary course by the Company and its Subsidiaries.

33.	Intellectual Property

(a)	Section 33 of the Vendor Disclosure Letter sets forth:

(i)	a complete list of all Intellectual Property which has been registered, or for which applications for registration have been filed, by or on behalf of the Company or any of its Subsidiaries in any jurisdiction;

(ii)	a complete list of all Material Contracts and Encumbrances relating to any of the Information Technology, and such Material Contracts are in full force and effect and no material default exists on the part of the Company or any of its Subsidiaries or, to the knowledge of the Vendor, on the part of the other parties thereto;

(iii)	a complete list of the material Information Technology of which the Company or any of its Subsidiaries is not the sole beneficial and registered owner.

(b)	Each of the Company and its Subsidiaries is using or holding the Technology of which it is not the sole beneficial and registered owner with the consent of or a licence from the owner of such Technology, all of which such consents or licences are in full force and effect and no material default exists on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, except as disclosed in Section 33 of the Vendor Disclosure Letter, on the part of any of the other parties thereto.

(c)	Except as disclosed in Section 33 of the Vendor Disclosure Letter:

(i)	all of the Intellectual Property is in full force and effect and has not been used or enforced or failed to be used or enforced in a manner that would result in its abandonment, cancellation or unenforceability;

(ii)	there are no Claims by the Company or any of its Subsidiaries relating to breaches, violations, infringements or interferences with any of the Technology by any other Person and none of the Company or any of its Subsidiaries has any knowledge of any facts upon which such a Claim could be based;

(iii)	to the knowledge of the Company, no other Person is using any of the Technology so as to breach, violate, infringe or interfere with the rights of the Company or any of its Subsidiaries;

(iv)	there are no Claims in progress or pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the Technology and there is no valid basis for any such Claim; and

(v)	to the knowledge of the Company, the carrying on of the Company’s business and the carrying on of each Subsidiary’s business and the use, possession, reproduction, distribution, sale, licensing, sublicensing or other dealings involving any of the Technology does not breach, violate, infringe or interfere with any rights of any other Person.

(d)	The Information Technology:

(i)	is suitable for the purposes for which it is being used and is proposed to be used based on the plans and forecasts of the Company and its Subsidiaries including their forecasted growth is not expected to require a material upgrade or replacement within the 12 month period after the Closing Date and none are planned, other than non-material upgrades or replacements in the ordinary course of business;

(ii)	is complete and no other computer hardware, software, system or other information technology is needed in order to carry on the Company’s business and the business of each Subsidiary as conducted on the Closing Date;

(iii)	to the knowledge of the Company, is free from known defects or deficiencies that cannot be remedied, , including any undisclosed program routine, device or other feature, including viruses, worms, bugs, malware, time locks, software bombs, Trojan horses, “back doors” or “trap doors”, in each case that is designed to delete, disable, deactivate, interfere with or otherwise harm any Information Technology, and any virus or other intentionally created, undocumented contaminant that may, or may be used to, access, modify, delete, damage or disable any hardware, system or data; and

(iv)	to the knowledge of the Company, does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Information Technology.

34.	Material Contracts

Section 34 of the Vendor Disclosure Letter sets forth a complete list of the Material Contracts. True and complete copies of all Material Contracts (including all material amendments thereto) have been made available to the Purchaser and, other than as set forth in Section 34 of the Vendor Disclosure Letter, no Material Contract has been modified, rescinded or terminated since the date such Material Contract was first made available to the Purchaser. Other than as set forth in Section 34 of the Vendor Disclosure Letter, all Material Contracts are all in full force and effect unamended and there are no outstanding material defaults (or events which would constitute a material default with the passage of time or giving of notice or both) under any such Material Contract on the part of the Company or any of its Subsidiaries or, to the knowledge of the Vendor, on the part of any other party to such Material Contracts. The Company and each of its Subsidiaries has the capacity, including the necessary personnel, equipment and supplies, to perform all its obligations under the Material Contracts.

35.	Insurance

Each of the Company and its Subsidiaries maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect and none of the Company or any of its Subsidiaries is in default, as to the payment of premiums or otherwise, under the terms of any such policy. Section 35 of the Vendor Disclosure Letter sets forth (i) a complete list of all policies of insurance which the Company or any of its Subsidiaries maintain and the particulars of such policies, including the name of the insurer, the risk insured against, indication whether the policy is claims made or occurrence based, the amount of coverage and the amount of any deductible and a summary of all claims under each such policy for the past five years; (ii) details of any self-insurance arrangements by or affecting the Company and its Subsidiaries, including any reserves established thereunder; and (iii) details of any insurance coverage provided to third parties and details of the policies under which such coverage is provided.

36.	Environmental Matters

Except as disclosed in Section 36 of the Vendor Disclosure Letter:

(a)	To the knowledge of the Vendor, all Environmental Approvals have been obtained, are valid and in full force and effect, have been and are being complied with, and there have been and are no applications made or proceedings commenced or threatened to revoke, suspend, amend or alter any Environmental Approval. None of the Company or any of its Subsidiaries has received any notice of any intention to revoke, suspend, amend or alter any Environmental Approval and there are no circumstances which exist which could result in the revocation, suspension, amendment or alteration of any Environmental Approval.

(b)	To the knowledge of the Vendor, all operations of the Company and its Subsidiaries have been and are now, in compliance in all material respects with all Environmental Laws. None of the Company or any of its Subsidiaries has received any notice of any alleged violation of such Laws. Any Release by the Company or any of its Subsidiaries and to the knowledge of the Vendor, by the Company’s or any of its Subsidiaries’ predecessors in title of any Hazardous Substance into the Environment complied and complies in all material respects with all Environmental Laws.

(c)	To the knowledge of the Vendor, none of the Company, its Subsidiaries or any of their respective operations or any Owned Real Property has been or is now the subject of any Environmental Order, nor does the Vendor have any knowledge of any investigation or evaluation commenced or threatened as to whether any such Environmental Order is necessary nor has any threat of any such Environmental Order been made. None of the Company or any of its Subsidiaries has received any notice of any Environmental Order or any notice of intention to issue an Environmental Order nor are there any circumstances which could reasonably be expected to result in the issuance of any such Environmental Order.

(d)	None of the Company or any of its Subsidiaries is currently being prosecuted for or, to the knowledge of the Vendor, has been prosecuted for or convicted of, any offence under any Environmental Law, nor has the Company or any of its Subsidiaries been found liable in any proceeding or been required by any Environmental Order to pay any fine, penalty, damages, costs, expenses, amount or judgment to any Person as a result of any Release or threatened Release or as a result of the breach or contravention of any Environmental Law, and to the knowledge of the Vendor there is no basis for any such proceeding or action. None of the Company or any of its Subsidiaries has received any Claim, summons or charge or any notice of any violation or Claim under or alleging any contravention of any Environmental Law or any notice of any intention to issue any Claim, summons, charge or notice of violation or contravention of any Environmental Law.

(e)	True and complete copies of all material environmental data and studies (including the results of any environmental audit assessment or environmental management system) relating to the Company and its Subsidiaries in the possession or control of the Vendor, the Company or any of its Subsidiaries have been delivered or made available to the Purchaser.

(f)	To the knowledge of the Vendor, there are no Hazardous Substances present in, on, at or under any of the Owned Real Property or any other assets of the Company or any of its Subsidiaries or any property currently or previously used or occupied by or under the charge, management or control of the Company or any of its Subsidiaries (including underlying soils and substrata, vegetation, surface water and groundwater) at concentrations or in amounts which could reasonably be expected to result in or form the basis for the issuance of an Environmental Order or which exceed decommissioning or remediation standards under any applicable Environmental Laws or standards published or administered by the Governmental Authority responsible for establishing or applying such standards.

(g)	The Vendor has no knowledge of any Hazardous Substance originating from any neighbouring or adjoining properties which has migrated onto, into or under or is migrating towards any of the Owned Real Property or any other assets of the Company or any of its Subsidiaries.

(h)	The Vendor has no knowledge of any Hazardous Substance originating from any of the Owned Real Property or any other assets of the Company or any of its Subsidiaries which has migrated onto, or is migrating towards any other property.

(i)	To the knowledge of the Vendor, none of the Company or any of its Subsidiaries has given or agreed to give, or is a party to or bound by, any financial assurance, guarantee, surety or indemnity in respect of Environmental Approvals, Environmental Orders or any other matter relating to the Environment.

37.	Securities Law Matters

The transactions contemplated by this Agreement are exempt from the requirements of MI 61-101 to obtain a formal valuation and to obtain minority securityholder approval on the basis of sections 5.5(a) and 5.7(a) thereof.

38.	Brokers

Except as set forth in Section 38 of the Vendor Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Vendor, the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by the Agreement.

39.	Assets Located and Sales in the United States

The Company, including all entities it now controls, directly or indirectly, as defined under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), 15 U.S.C. §18a (§7 A of the Clayton Act), and the rules promulgated by the Federal Trade Commission to implement the HSR Act (16 C.F.R. Parts 801, 802 and 803) does not hold assets located in the United States with a fair market value of US$76.3 million or more and did not make sales in or into the United States of US$76.3 million or more in its most recently competed fiscal year.

40.	Shomi Partnership

The interest of the Company in the Shomi Partnership has been divested of in the manner specified in Section 40 of the Vendor Disclosure Letter.

SCHEDULE 5.1
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor the matters set out below.

1.	Organization and Qualification

The Purchaser is a corporation duly incorporated and validly existing under the laws of Canada and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted. The Purchaser is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business.

2.	Residence

The Purchaser is not a non-resident of Canada within the meaning of the Tax Act.

3.	Due Authorization and Enforceability of Obligations

The Purchaser has all necessary corporate power, authority and capacity to enter into the Transaction Agreements to which it is a party and to carry out its obligations under the Transaction Agreements to which it is a party. The execution and delivery of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement constitutes, and each Transaction Agreement and each other agreement to be executed by the Vendor in connection with the Closing will constitute, a valid and binding obligation of the Vendor enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity. The Consideration Shares have been duly authorized for issuance and sale by the Purchaser pursuant to this Agreement.

4.	Support of the Transaction

The board of directors of the Purchaser, upon receiving the recommendation of the Special Committee and after consultation with its financial and outside legal advisors, has unanimously determined (with certain interested directors having disclosed an interest in the transaction and having recused themselves from voting) that the transactions contemplated by this Agreement are in the best interests of the Purchaser and the Purchaser Shareholders, has unanimously approved (with certain interested directors having disclosed an interest in the transaction and having recused themselves from voting) this Agreement, and has resolved to recommend that the Purchaser Shareholders vote in favour of the issuance of the Consideration Shares at the Purchaser Meeting.

5.	Absence of Conflicts

Subject to the receipt of CRTC Approval and Purchaser Shareholder Approval and to compliance with applicable securities Laws and the rules of the TSX, except as would not reasonably be expected to result in a Purchaser Material Adverse Change or except as disclosed in Section 5 of the Purchaser Disclosure Letter, none of the Purchaser or any of its Subsidiaries is a party to, bound or affected by or subject to any:

(a)	Contract;

(b)	charter or by-law; or

(c)	Laws or Governmental Authorizations, including any CRTC Licence;

that would be violated in any material respect, breached in any material respect by, or under which default would occur or an Encumbrance would, or with notice or the passage of time would, be created, or in respect of which the obligations of the Purchaser will materially increase or the rights or entitlements of the Purchaser will materially decrease or any obligation on the part of the Company or any of its Subsidiaries to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement (including the Investor Rights Agreement).

6.	Regulatory Approvals

Other than the CRTC Approval, and for compliance with applicable securities Laws and the rules of the TSX, no approval, Order, consent of or filing with any Governmental Authority is required on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Purchaser’s obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

7.	Capitalization

The authorized share capital of the Purchaser consists of an unlimited number of Purchaser Class A Shares; an unlimited number of Purchaser Class B Shares; an unlimited number of Class 1 preferred shares, issuable in series; an unlimited number of Class 2 preferred shares, issuable in series; and an unlimited number of Class A preferred shares. As of December 31, 2015, 3,425,792 Purchaser Class A Shares and 84,237,997 Purchaser Class B Shares were issued and outstanding. All outstanding Purchaser Class A Shares and Purchaser Class B Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Purchaser Class A Shares or Purchaser Class B Shares issuable upon exercise of outstanding stock options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All Purchaser Class B Shares issued in accordance with the terms of the Agreement will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Except as disclosed in the Purchaser Public Documents, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Purchaser of any shares of the Purchaser or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Purchaser.

8.	Subsidiaries

All of the Purchaser’s Material Subsidiaries are disclosed in the Purchaser Public Documents, and the Purchaser owns, directly or indirectly, all of the issued and outstanding shares or other ownership interests of its Material Subsidiaries. Except as disclosed in the Purchaser Public Documents, the Purchaser does not have a material interest in any capital stock or other equity securities of any other Person. Each material Subsidiary of the Purchaser is a Person duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not be, individually or in the aggregate, a Purchaser Material Adverse Change.

9.	Securities Law Matters

(a)	The Purchaser is a reporting issuer (where such concept exists) in all provinces of Canada, is in material compliance with all applicable Canadian Securities Laws therein and is not on the list of reporting issuers in default under the Canadian Securities Laws of such provinces, as applicable.

(b)	The Purchaser Class B Shares are listed and posted for trading on the TSX and the Purchaser is in material compliance with the rules of the TSX.

(c)	The Purchaser is not subject to any delisting, suspension of trading in or cease trading or other order that may operate to prevent or restrict trading in the Purchaser Class A Shares or the Purchaser Class B Shares, and no proceedings have been initiated or, to the knowledge of the Purchaser, are pending or threatened by any Governmental Authority in relation thereto.

(d)	The Purchaser has filed in a timely manner all documents and information required to be filed by it under applicable Canadian Securities Laws with all applicable Governmental Authorities and the TSX and all such documents and information were, as of their respective dates of such filings, in compliance in all material respects with all applicable Canadian Securities Laws and at the time filed did not contain any misrepresentations. The Purchaser has not filed any confidential material change report with any Governmental Authority or the TSX which remains confidential as of the date of this Agreement.

10.	Purchaser Financial Statements

The Purchaser’s audited consolidated financial statements as at and for the fiscal years ended August 31, 2015 (the “Purchaser Financial Statements”) have been prepared in accordance with GAAP (subject to year-end adjustments, where applicable) applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Purchaser as of the date thereof and for the period covered thereby (except as may be otherwise indicated in such Purchaser Financial Statements and the notes thereto or the related report of Purchaser’s auditors).

11.	Disclosure and Internal Controls

(a)	The Purchaser has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Purchaser in the Purchaser Public Documents filed or submitted by it under applicable Canadian Securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in the Purchaser Public Documents filed or submitted under applicable Canadian Securities Laws are accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Purchaser has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Purchaser and each of its Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that material receipts and expenditures of the Purchaser and its Subsidiaries are made only in accordance with authorizations of management and directors of the Purchaser and its Subsidiaries; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the property or assets of the Purchaser or any of its Subsidiaries that could be a Purchaser Material Adverse Change.

12.	Absence of Certain Changes or Events

Since August 31, 2015, other than the transactions contemplated in the Agreement and as disclosed in the Purchaser Public Documents, (i) the business of the Purchaser and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to be, individually or in the aggregate, a Purchaser Material Adverse Change.

13.	Absence of Undisclosed Liabilities

None of the Purchaser or any of its Subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding, except (a) as disclosed in the Purchaser Financial Statements, or (b) as incurred in the ordinary course of business and which are not a Purchaser Material Adverse Change.

14.	Absence of Changes and Unusual Transactions

Except as disclosed in the Purchaser Public Documents, since August 31, 2015, none of the Purchaser or any of its Subsidiaries has transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Company Financial Statements or cancelled any debts or entitlements except, in each case, in the ordinary course of business.

15.	No Joint Venture Interests or Strategic Alliances

Other than as disclosed in the Purchaser Public Documents, none of the Purchaser or any of its Subsidiaries is a party to any material strategic alliance or co-operative agreement or is a partner, beneficiary, trustee, co-tenant, joint-venturer or otherwise a participant in any material partnership, trust, joint venture, co-tenancy, or similar jointly owned business undertaking and none of the Purchaser or any of its Subsidiaries has significant investment interests in any business owned or controlled by any third party.

16.	Compliance with Laws

The operations of the Purchaser and its Subsidiaries have been and are now conducted in compliance in all material respects with all Laws of each jurisdiction the Laws of which have been and are now applicable to the business or products of the Purchaser or of any Subsidiary and none of the Purchaser or any of its Subsidiaries has received any notice of any alleged violation of any such Laws. The Purchaser and each Subsidiary has developed and implemented corporate policies and procedures designed to provide for compliance in all material respects with applicable Laws and has complied with such policies and procedures in all material respects.

17.	Governmental Authorizations

The Governmental Authorizations held by the Purchaser and its Subsidiaries are all of the authorizations required by the Purchaser or any of its Subsidiaries to enable each of them to carry on its business in compliance with all Laws. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization or give rise to an obligation on the part of the Purchaser or any of its Subsidiaries to undertake or bear any cost, which violation, obligation or cost would be a Purchaser Material Adverse Change. No proceedings are pending or, to the knowledge of the Purchaser, threatened, which could result in their revocation or limitation and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal.

18.	Litigation

There are no Claims, investigations or other proceedings, including appeals and applications for review, in progress, or, to the knowledge of the Purchaser, pending or threatened against or relating to the Purchaser or any of its Subsidiaries before any Governmental Authority, which, if determined adversely to the Purchaser or any of its Subsidiaries, would,

(a)	be a Purchaser Material Adverse Change,

(b)	enjoin, restrict or prohibit the issuance of all or any part of the Consideration Shares as contemplated by this Agreement, or

(c)	delay, restrict or prevent the Purchaser or any of its Subsidiaries from fulfilling any of its obligations set out in this Agreement or arising from this Agreement,

(d)	and the Purchaser has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success,

There is no judgment, decree, injunction, rule or Order of any Governmental Authority or arbitrator outstanding against the Purchaser or any of its Subsidiaries.

19.	Financing Arrangements

True, correct and complete copies of the Purchaser Commitment Letters have been provided to the Vendor. Each Purchaser Commitment Letter is valid and in full force and effect. The obligations of the Lenders to fund the commitments under the Purchaser Commitment Letters are not subject to any conditions precedent or other contingencies related to the funding of the full amount of the Purchaser Debt Financing, other than as expressly set forth in the Purchaser Commitment Letters. Excerpts of those portions, if any, of each executed fee letter associated with the Purchaser Debt Financing that contain any conditions to the funding of the Purchaser Debt Financing, have been provided to the Vendor. The Purchaser represents and warrants that (other than the excerpted portion of the fee letters referred to in the immediately preceding sentence) there are no side letters or agreements to which Purchaser is a party related to the funding or investing, as applicable, of the Purchaser Debt Financing that could reasonably be expected to adversely affect the availability of the Purchaser Debt Financing other than as expressly set forth in the Purchaser Commitment Letters delivered to the Vendor on or prior to the date of the Agreement. The Purchaser has fully paid or caused to be paid any and all commitment fees or other fees required by the Purchaser Commitment Letters to be paid as of the date of the Agreement. The aggregate proceeds contemplated by the Purchaser Commitment Letters will be sufficient: (i) to pay the aggregate Purchase Price for all of the Purchased Shares and the amounts required to be paid under Article 3 of the Agreement; and (ii) to fund all other amounts payable by the Purchaser pursuant to the Agreement and all other fees and expenses incurred by the Purchaser in connection with the negotiation, execution and delivery of the Agreement and the consummation of the transactions contemplated by the Agreement. The Purchaser, after due inquiry, does not have any reason to believe: (i) that any of the conditions to the Purchaser Debt Financing will not be satisfied or that the Purchaser Debt Financing will not be available on the Closing Time; or (ii) that the Purchaser will not have funds otherwise available prior to the Closing Time sufficient to satisfy the Purchaser’s obligations under the Agreement.

20.	Material Contracts

All of the Purchaser’s material Contracts are all in full force and effect unamended and there are no outstanding material defaults (or events which would constitute a material default with the passage of time or giving of notice or both) under any such material Contract on the part of the Purchaser or any of its Subsidiaries or, to the knowledge of the Purchaser, on the part of any other party to such material Contracts. The Purchaser and each of its Subsidiaries has the capacity, including the necessary personnel, equipment and supplies, to perform all its obligations under the material Contracts.

21.	Insurance

Each of the Purchaser and its Subsidiaries maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect and none of the Purchaser or any of its Subsidiaries is in default, as to the payment of premiums or otherwise, under the terms of any such policy.

22.	Written Opinion of Financial Advisor

The Purchaser has received a fairness opinion provided by, and the formal valuation of, Barclays Capital Canada Inc. (true and complete copies of which have been delivered to the Vendor by the Purchaser), in connection with the purchase and sale of the Purchased Shares and Purchased Debt, and such fairness opinion and valuation have been neither withdrawn nor modified.

23.	Non-Arm’s Length Transactions

Other than as disclosed in the Purchaser Public Documents, neither the Purchaser, nor any director or officer, former director or officer, shareholder or employee of, or any other Person not dealing at arm’s length with the Purchaser or any of its Subsidiaries is engaged in any transaction or arrangement with or is a party to a Contract with, or has any indebtedness, liability or obligation to, the Purchaser or any of its Subsidiaries, except for employment arrangements entered into in the ordinary course of business.

24.	Taxes

(a)	Each of the Purchaser and its material Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(b)	Each of the Purchaser and its material Subsidiaries has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Authority.

SCHEDULE 7.4
ALTERNATIVE TRANSACTIONS

Alternative A — Closing Steps

The Purchaser will directly acquire from the Vendor a non-interest bearing demand note owing by the Company in consideration for cash and Purchaser Class B Shares. The principal amount of the note will need to be determined.

A wholly-owned subsidiary of the Purchaser (“Holdco”) will acquire the Purchased Shares from the Vendor in consideration for preferred shares of Holdco.

The preferred shares of Holdco will be redeemed for a non-interest bearing note of Holdco (the “Redemption Note”). The Redemption Note will be repaid by Holdco immediately thereafter with cash.

The Purchaser will indirectly fund the repayment of the Redemption Note by lending the required cash to the Company in consideration for a non-interest bearing demand note secured against the operating assets of the Company. The Company will on-lend the funds to Holdco which will use the funds to repay the Redemption Note.

Alternative B — Closing Steps

The Purchaser will directly acquire from the Vendor all of the issued and outstanding shares of 1507441 Alberta Ltd. and a non-interest bearing demand promissory note owing by 1507441 Alberta Ltd. in consideration for cash and Purchaser Class B Shares.

The principal amount of the note will be approximately equal to the purchase price for the Company.

1507441 Alberta Ltd. is a holding company that will own the shares of the Company and any debt of the Company owing to the Vendor.

For greater certainty, there will be various pre-closing reorganization steps prior to, and various post-closing reorganization steps following, the steps for Alternative A or Alternative B set forth above (which remain subject to Section 7.4).

EXHIBIT A
GOVERNANCE AND INVESTOR RIGHTS AGREEMENT

(See attached)CORUS ENTERTAINMENT INC.

- and -
SHAW COMMUNICATIONS INC.

GOVERNANCE AND INVESTOR RIGHTS AGREEMENT

, 20

TABLE OF CONTENTS

Schedule A — Registration Rights Procedures

GOVERNANCE AND INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the day of , 20,

BETWEEN:

CORUS ENTERTAINMENT INC.,
(hereinafter referred to as “Corus”),

- and -

SHAW COMMUNICATIONS INC.,
(hereinafter referred to as “Shaw”).

WHEREAS Corus and Shaw have entered into a share purchase agreement dated January 13, 2016 (the “Purchase Agreement”) providing for the sale by Shaw to Corus of the Purchased Shares (as defined in the Purchase Agreement);

AND WHEREAS the Purchase Agreement provides that as part of the consideration payable for the Purchased Shares, Corus will issue 71,364,853 Class B Shares (as defined herein) to Shaw (the “Consideration Shares”);

AND WHEREAS as a condition to the completion of the transactions contemplated pursuant to the Purchase Agreement, Corus has agreed to grant certain rights set out herein to Shaw on the terms and subject to the conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Purchase Agreement, otherwise, the following terms have the following meanings:

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly;

“Applicable Securities Laws” means the securities legislation in each province and territory of Canada, including all rules, regulations, published policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Regulatory Authorities;

“Board of Directors” means the board of directors of Corus;

“Bought Deal” means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of Corus pursuant to a “bought deal” letter prior to the filing of a prospectus or prospectus supplement or a Distribution pursuant to an overnight marketed offering;

“Business Day” means any day, other than a Saturday or Sunday, on which Royal Bank of Canada in Toronto, Ontario and Calgary, Alberta is open for commercial banking business during normal banking hours;

“Canadian Securities Regulatory Authorities” means, collectively, the securities regulatory authority in each of the provinces and territories of Canada;

“Class A Shares” means the Class A participating shares in the capital of Corus;

“Class B Shares” means the Class B non-voting participating shares in the capital of Corus;

“Closing Date” has the meaning set out in the Purchase Agreement;

“Consideration Shares” has the meaning set out in the recitals;

“control” means, in respect of:

(a)	a corporation, the ability of a Person or group of Persons acting in concert to influence the manner in which the business of such corporation is carried on, whether as a result of ownership of sufficient voting shares of such corporation to enable that Person or group of Persons to elect a majority of the directors of such corporation or by contract or otherwise;

(b)	a partnership, trust, syndicate or other entity, actual power or authority to manage and direct the affairs of, or ownership of more than fifty percent (50%) of the transferable beneficial interests in, such entity, and the term “controlled” has a corresponding meaning;

“Corus” has the meaning set out in the recitals;

“Corus Directors” means the duly appointed or elected directors of Corus from time to time;

“Corus Shares” means, collectively, the Class A Shares and the Class B Shares;

“Corus Successor” has the meaning set out in Section 6.1;

“Demand Notice” has the meaning set out in Section 4.1(a);

“Demand Registration” has the meaning set out in Section 4.1(a);

“Director Eligibility Criteria” has the meaning set out in Section 2.1(e);

“Distribution” means a distribution or sale of Corus Shares to the public for cash by means of a prospectus under Applicable Securities Laws, and the terms “Distribute” and “Distributed” shall have corresponding meanings;

“DRIP” means the dividend reinvestment plan of Corus;

“Executive Committee” has the meaning set out in Section 2.3;

“Hold Restrictions” has the meaning set out in Section 3.2;

“Hold Shares” means Consideration Shares that are subject to the Hold Restrictions, excluding, for greater certainty, any Consideration Shares that are within the scope of Section 3.2;

“Material Transaction” means:

(a)	any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution, or winding-up in respect of Corus or any of its material Subsidiaries;

(b)	any direct or indirect sale of assets (or any lease, long-term supply arrangement, licence, or other arrangement having the same economic effect as a sale) of Corus or any of its Subsidiaries representing 20% or more of the consolidated assets, revenues, or earnings of Corus;

(c)	any direct or indirect sale, issuance, or acquisition of shares or other equity interests (or securities convertible or exchangeable into or exercisable for such shares or interests) in Corus or any of its material Subsidiaries representing 20% or more of the issued and outstanding equity or voting interests Corus or such material Subsidiary or rights or interests therein or thereto;

(d)	any similar transaction or series or transaction involving Corus or any of its Subsidiaries, directly or indirectly; and

(e)	any transaction or series of transactions which, pursuant to Applicable Securities Laws or the policies of the TSX, requires approval by the Shareholders (whether in the aggregate or by class vote);

“NI 52-110” means National Instrument 52-110 Audit Committees;

“Notices” has the meaning set out in Section 7.1;

“Participating Interests” has the meaning set out in Section 5.1(a);

“Person” means any individual, sole proprietorship, partnership, firm, entity, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Piggy-Back Registration” has the meaning set out in Section 4.2(a);

“Purchase Agreement” has the meaning set out in the recitals;

“Qualifying Securities” has the meaning set out in Section 4.1(a);

“Registration Expenses” means all out-of-pocket expenses incident to the parties’ performance of, or compliance with, this Agreement in connection with a Distribution, including all registration and filing fees, all fees and expenses of complying with Applicable Securities Laws, all printing expenses, all internal expenses, all “road show” and marketing expenses, all listing fees, all registrars’ and transfer agents’ fees, the fees and disbursements of counsel for Corus and any selling security holders and of Corus’s independent public accountants, including the expenses of any special audits and/or “comfort” letters required by or incidental to such performance and compliance, but excluding Selling Expenses;

“Selling Expenses” means all underwriting commissions, discounts or brokers’ commissions incurred in connection with a Distribution of Corus Shares;

“Shareholder” means a holder of Class A Shares or Class B Shares;

“Shaw” has the meaning set out in the recitals;

“Shaw Nominee” means each Corus Director who is nominated by Shaw and elected or appointed from time to time to the Board of Directors pursuant to the terms of this Agreement;

“Special Committee” has the meaning set out in Section 2.4;

“Strategic Initiative” means any plan, intention, discussion, program or process to enter into new lines of business, expand existing lines of business, close a significant business unit or any other strategic business alternative which, individually or in the aggregate, would reasonably be expected to be material to Corus and its Subsidiaries taken as a whole;

“Subsidiaries” with respect to a Person means, at the time such determination is being made, any other Person controlled by such first Person, in each case, whether directly or indirectly;

1.2	“TSX” means the Toronto Stock Exchange and its successors; and “Valid Business Reason” has the meaning set out in Section 4.1(c)(v)(B). Rules of Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian dollars;

(j)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;

(k)	references to “underwriter” include agents acting on an agency or best efforts basis, and references to “underwritten” offerings, issuances or distributions include offerings, issuances or distributions made on an agency or best efforts basis;

(l)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day; and

(m)	the beneficial ownership of Corus by Shaw shall be calculated as a percentage, the numerator of which shall be the aggregate number of Corus Shares beneficially owned by Shaw and the denominator of which shall be the aggregate number of outstanding Corus Shares

1.3	Affiliates

The parties acknowledge that they are Affiliates by virtue of being under common Control, however, for purposes of this Agreement and the interpretation of the provisions of this Agreement, the parties agree that Shaw and its Subsidiaries shall be deemed not to be Affiliates of Corus and its Subsidiaries and that Corus and its Subsidiaries shall be deemed not to be Affiliates of Shaw and its Subsidiaries.

1.4	Beneficial Ownership

For purposes of this Agreement, Shaw shall be deemed not to beneficially own any Corus Shares beneficially owned or controlled by any controlling shareholder or shareholders of Shaw.

1.5	Entire Agreement

This Agreement and the Purchase Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement and the Purchase Agreement.

1.6	Time of Essence
1.7	Time shall be of the essence of this Agreement. Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.8	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.9	Waiver

No waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a party shall constitute a waiver of such party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

1.10	Amendments

This Agreement may be amended or supplemented only by a written agreement signed by each of the parties.

1.11	Binding Effect

This Agreement shall be binding upon the parties hereto and their respective permitted successors and permitted assigns.

1.12	Nature of Holdings

The entering into of this Agreement by Shaw should not be interpreted to mean that the Class B Shares held by Shaw may not legally be sold or otherwise disposed of, including in any of the relevant provinces and territories of Canada, without a prospectus and that such Class B Shares may not thereafter be freely resold without a prospectus.

1.13	Schedules

The following schedule is attached hereto and forms part of this Agreement:

Schedule A	-	Registration Rights Procedures

ARTICLE 2
BOARD OF DIRECTORS & COMMITTEES

2.1	Board of Directors Nominees

(a) Corus agrees that upon the issuance of the Consideration Shares in accordance with the terms of the Purchase Agreement, the Board of Directors shall immediately appoint three initial Shaw Nominees to serve on the Board of Directors until the next annual general meeting of Shareholders.

(b) Corus covenants and agrees to take all necessary steps to decrease the size of the Board of Directors to a total of 12 Corus Directors (including the Shaw nominees) and cause the resignation or retirement of one member of the Board of Directors that is not a Shaw Nominee, in each case prior to July 31, 2016.

(c) Following the decrease of the size of the Board of Directors as contemplated in Section 2.1(b): (i) for so long as Shaw beneficially owns at least 30% of the outstanding Corus Shares, Shaw shall be entitled to three Shaw Nominees; (ii) for so long as Shaw beneficially owns at least 20% but less than 30% of the outstanding Corus Shares, Shaw shall be entitled to two Shaw Nominees; (iii) for so long as Shaw beneficially owns at least 10% but less than 20% of the outstanding Corus Shares, Shaw shall be entitled to one Shaw Nominee; and (iv) if Shaw beneficially owns less than 10% of the outstanding Corus Shares, Shaw shall not be entitled to any Shaw Nominees.

(d) Corus hereby agrees to nominate and recommend for election, at each meeting of Shareholders at which Corus Directors are to be elected, such number of Shaw Nominees as set forth in Section 2.1(c) for election to the Board of Directors.

(e) Shaw agrees that both the initial Shaw Nominees and all subsequent Shaw Nominees, shall in each case (i) be “Canadian” as defined in the Direction to the CRTC (Ineligibility of Non-Canadians); and (ii) satisfy, as applicable, Corus’s eligibility criteria of general application (as determined in good faith by the Board of Directors or an authorized committee thereof and including, for greater certainty, any applicable laws, regulations or stock exchange rules or policies) for director candidates (the “Director Eligibility Criteria”). In addition, Shaw agrees that not less than two (one, if Section 2.1(c)(ii) applies) of the three Shaw Nominees must meet the independence criterion set forth in Section 1.4 of NI 52-110, provided that if Section 2.1(c)(iii) applies the foregoing independence criterion shall not be applicable, and that not less than one of the three Shaw Nominees must meet the requirements of NI 52-110 to sit on the Corus audit committee.

(f) Shaw shall advise Corus of the identity of each Shaw Nominee at least ten Business Days prior to the date on which proxy solicitation materials are to be mailed by Corus (as advised by Corus to Shaw at least 20 Business Days prior to such date) for purposes of any meeting of Shareholders at which Corus Directors are to be elected. If Shaw does not advise Corus of the identity of any Shaw Nominee prior to such deadline, then Shaw will be deemed to have nominated the incumbent Shaw Nominee(s).

(g) In the event that any Shaw Nominee shall cease to serve as a Corus Director, whether due to such Shaw Nominee’s death, disability, resignation or removal, Corus shall cause the Board of Directors to appoint as soon as practicable a replacement Shaw Nominee in accordance with this Agreement to fill the vacancy caused by such death, disability, resignation or removal, provided that such Shaw Nominee satisfies the Director Eligibility Criteria and Shaw remains eligible to nominate such Shaw Nominee pursuant to Section 2.1(c).

(h) In the event that Shaw ceases to have any rights to appoint one or more Shaw Nominees, Shaw agrees to use its commercially reasonable efforts to, unless requested otherwise by Corus, cause any Shaw Nominees who are then Corus Directors to resign from the Board of Directors forthwith.

2.2	Management to Endorse and Vote

Corus hereby agrees that management of Corus shall in respect of every meeting of Shareholders at which the election of Corus Directors is to be considered, and at every reconvened meeting following an adjournment or postponement thereof, endorse and recommend the Shaw Nominees identified in Corus’s proxy materials for election to the Board of Directors so long as such Shaw Nominees satisfy the Director Eligibility Criteria, and shall vote their Class A Shares and the Class A Shares in respect of which management is granted a discretionary proxy in favour of the election of such Shaw Nominees to the Board of Directors at every such meeting.

2.3	Executive Committee

The Board of Directors has previously established an executive committee (the “Executive Committee”), which meets on an “as needed” basis to address timely issues when it is not possible to convene a meeting of the entire Board of Directors. For so long as Shaw beneficially owns Class B Shares representing at least 15% of the outstanding Corus Shares, Shaw shall have the right to appoint one Shaw Nominee to the Executive Committee or any successor committee thereto.

2.4	Special Committee

For so long as Shaw beneficially owns Class B Shares representing at least 15% of the outstanding Corus Shares, Shaw shall have the right to appoint one Shaw Nominee to any special committee or other similarly constituted committee (each, a “Special Committee”) formed for the purposes of evaluating regulatory issues, Strategic Initiatives or any Material Transactions involving Corus and/or its Subsidiaries; provided that a Shaw Nominee may not serve on a Special Committee if Shaw or an Affiliate of Shaw is (or is likely to become) an “interested party” (as such term is defined in Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions) in respect of the applicable Regulatory Issue, Strategic Initiative or Material Transaction.

2.5	Directors Liability Insurance

Each Shaw Nominee shall be entitled to the benefit of any directors’ liability insurance or indemnity to which other Corus Directors are entitled.

ARTICLE 3
TRANSFERS OF CONSIDERATION SHARES; DRIP

3.1	Limitations on Transfer

Except as provided in or permitted by Sections 3.2 or 3.3, Shaw hereby agrees that Shaw will not directly or indirectly, without the prior written consent of Corus:

(a) sell, offer to sell, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership or the Consideration Shares, whether or not cash settled) in a public offering or by way of private placement or otherwise any Consideration Shares or any securities issued by Shaw convertible, exchangeable or exercisable into Consideration Shares; or

(b) agree to or announce any intention to do any of the foregoing, except for the filing of a Form 45-102F1 filed not earlier than seven days prior to the date on which the applicable Hold Restriction expires in respect of the applicable Consideration Shares.

3.2	Exceptions

The restrictions set forth in Section 3.1 (the “Hold Restrictions”) shall not apply with respect to (a) the tendering of any Consideration Shares to, or the selling of any Consideration Shares pursuant to, a formal take-over bid for the Class B Shares supported by a majority of the Corus Board, (b) the selling of any Consideration Shares pursuant to a plan of arrangement, amalgamation or similar transaction of Corus, (c) the selling of any Consideration Shares to Corus for purchase and cancellation under any normal course issuer bid or substantial issuer bid of the Company in place from time to time or (d) the selling of any Consideration Shares in order to fund the payment of claims for indemnity pursuant to Section 13.1 of the Purchase Agreement.

3.3	Hold Periods

From and after the date that is: (a) 12 months following the Closing Date, the Hold Restrictions shall not apply with respect to one-third of the Consideration Shares; (b) 18 months following the Closing Date, the Hold Restrictions shall not apply with respect to two-thirds of the Consideration Shares; and (c) 24 months following the Closing Date, the Hold Restrictions shall no longer apply.

3.4	DRIP

(a) On the date hereof, Shaw shall enroll 100% of the Consideration Shares in the existing DRIP, and shall maintain enrolment of such shares in the DRIP until the earlier of (i) September 1, 2017, and (ii) the date such Consideration Shares are no longer Hold Shares.

(b) Until the date that is 24 months following the Closing Date, subject to applicable Law, Corus shall not amend the Corus Share price discount under the DRIP from its current level (being a discount of 2% to the average market price of the Corus Shares).

(c) The parties agree that any Corus Shares issued to Shaw pursuant to the DRIP shall not be subject to the Hold Restrictions.

ARTICLE 4
DEMAND AND PIGGY-BACK REGISTRATION RIGHTS SECTION

4.1	Demand Registration Rights

(a) Subject to Section 4.1(c), upon the written request (a “Demand Notice”) of Shaw made at any time and from time to time, Corus will use commercially reasonable efforts, subject to complying with Applicable Securities Laws and applicable stock exchange requirements (and Corus will use commercially reasonable efforts to comply with such laws), to file such documents and take such other steps as may be necessary under Applicable Securities Laws to qualify for Distribution all or any whole number of Class B Shares held by Shaw which are not Hold Shares (the “Qualifying Securities”). Corus and Shaw shall cooperate in a timely manner and in accordance with the procedures set forth in Schedule A hereto in connection with each such Distribution (a “Demand Registration”).

(b) After receipt of a Demand Notice referred to in Section 4.1(a), Corus shall have five Business Days (or two Business Days in the context of a Bought Deal) to determine whether it wishes to Distribute Class B Shares under the prospectus prepared in connection with such Demand Registration by giving written notice to Shaw, specifying the number of Class B Shares it wishes to Distribute, provided that if the lead underwriter or underwriters, acting in good faith, advises Shaw in writing that, in its or their judgment, the inclusion of the Class B Shares to be Distributed by Corus in the Demand Registration should be limited (i) due to market conditions, or (ii) because the number of Class B Shares proposed to be distributed is likely to have a significant adverse effect on the successful marketing of the Distribution (including the price range acceptable to Shaw), then the maximum number of Class B Shares that the lead underwriter advises or lead underwriters advise should be Distributed will be allocated as follows: (1) first, to the number of Qualifying Securities; and (2) second, to the number of Class B Shares to be Distributed by Corus, if any, that may be accommodated in such Distribution.

(c) Notwithstanding Section 4.1(a), Corus will not be obligated to effect a Demand Registration:

(i)	within a period of six months after the date of completion of a previous Distribution;

(ii)	during a regularly scheduled black-out period in which insiders of Corus are restricted from trading in securities of Corus under the insider trading policy or other policy of Corus;

(iii)	unless the Distribution of Qualifying Securities would reasonably be expected to result in gross proceeds of at least $40 million to Shaw (or, in the case of a Distribution of Qualifying Securities to fund the payment of claims for indemnity pursuant to Section 13.1 of the Purchase Agreement, at least $25 million to Shaw);

(iv)	other than in a province of Canada; or

(v)	in the event that the Board of Directors determines in good faith that there is a Valid Business Reason (as defined below) and that it is, therefore, in the best interests of Corus to defer the filing of a prospectus at such time, in which case Corus’s obligations under this Section 4.1 will be deferred until the earlier of:

(A)	five Business Days after the date that such Valid Business Reason ceases to exist; and

(B)	the expiry of a period of not more than 90 days from the date of receipt of the Demand Notice; provided that such right of deferral may not be exercised more than once in any 12-month period.

For purposes of this Section 4.1(c)(v), “Valid Business Reason” means a determination that the effect of the filing of a prospectus:

(I)	would impede or materially adversely affect a pending or proposed acquisition, disposition, financing, merger, recapitalization, consolidation, reorganization, or similar transaction involving Corus or any of its Subsidiaries that is material to Corus and its Subsidiaries taken as a whole, or the negotiations, discussions or pending proposals with respect thereto; or

(II)	would require the disclosure of material non-public information that Corus has a bona fide business purpose for preserving as confidential;

provided that Corus will give written notice of its determination to defer filing and of the fact that the Valid Business Reason for such deferral no longer exists, in each case, promptly after the occurrence thereof. If at any time prior to receiving written notice that a Valid Business Reason for a deferral no longer exists, Shaw advises Corus in writing that it has determined to withdraw such request for a Demand Registration, then such Demand Registration and the request therefor will be deemed to be withdrawn and such request will be deemed not to have been given for purposes of determining whether Shaw has exercised its right to a Demand Registration pursuant to this Section 4.1.

(d) Any Demand Registration pursuant to Section 4.1(a) shall:

(i)	specify the number of Class B Shares which Shaw intends to Distribute;

(ii)	describe the nature or methods of the proposed offer and sale thereof and the provinces and territories of Canada in which such offer shall be made;

(iii)	contain an undertaking of Shaw to provide all such information regarding its holdings and the proposed manner of Distribution thereof as may be reasonably required in order to permit Corus to comply with all Applicable Securities Laws;

(iv)	specify whether such offer and sale shall be made by an underwritten public offering; and

(v)	be carried out in accordance with the procedures set forth in Schedule A to this Agreement.

(e) In the case of an underwritten public offering initiated pursuant to this Section 4.1, Shaw shall have the right to jointly select the managing underwriter or underwriters of such Qualifying Securities. Corus will have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Section 4.1.

(f) Notwithstanding anything to the contrary contained herein, a Demand Registration will not be considered as having been effected until a receipt has been issued for a final prospectus by the Canadian Securities Regulatory Authorities or a prospectus supplement to a base shelf prospectus has been filed with the Canadian Securities Regulatory Authorities in accordance with National Instrument 44-102 – Shelf Distributions, in each case, pursuant to which the Qualifying Securities are to be sold; and provided further that at any time prior to the issuance of such a receipt or filing of such a prospectus supplement, Shaw may withdraw its request for Demand Registration by advising Corus in writing that it has determined to withdraw such request, in which case (i) such Demand Registration and the request therefor will be deemed to be withdrawn, and (ii) such request will be deemed not to have been given for purposes of determining whether Shaw has exercised its right to a Demand Registration pursuant to this Section 4.1, provided that this provision shall only apply to one such withdrawal in a calendar year and, thereafter, subsequent withdrawals in such calendar year will count as an exercise of the Demand Registration right.

4.2	Piggy-Back Registration Rights

(a) Commencing on and after the date which is twelve months after the date hereof, if Corus proposes to make a Distribution, other than by way of a Bought Deal, Corus will promptly give Shaw five Business Days’ prior written notice of the proposed Distribution, including proposed pricing. Upon the written request of Shaw given within five Business Days after receipt of the notice of the proposed Distribution from Corus, subject to Section 4.2(c), Corus will use commercially reasonable efforts to, in conjunction with the proposed Distribution, cause to be qualified in such offering the applicable number of Class B Shares of Shaw in accordance with the procedures set forth in Schedule A to this Agreement (a “Piggy-Back Registration”), provided that if the lead underwriter or underwriters of such proposed Distribution, acting in good faith, advise Corus in writing that, in its or their judgment, the inclusion of the Qualifying Securities held by Shaw in the proposed Distribution should be limited (i) due to market conditions, or (ii) because the number of Class B Shares proposed to be Distributed is likely to have a significant adverse effect on the successful marketing of the proposed Distribution (including the price acceptable to Corus), then the maximum number of Class B Shares that the lead underwriter advises or lead underwriters advise should be Distributed will be allocated as follows: (i) first, to the number of Class B Shares that Corus proposes to Distribute; and (ii) second, subject to the preceding sentence, to the number of Qualifying Securities, if any, that may be accommodated in such Distribution.

(b) If the proposed Distribution is not completed within 180 days of a notice of a Piggy-Back Registration, the related notice of a Piggy-Back Registration delivered by Shaw hereunder shall be deemed to be withdrawn.

(c) If Corus is proposing to undertake a Bought Deal, Corus shall give such notice to Shaw, including anticipated pricing, as is practical in the circumstances given the speed and urgency under which Bought Deals are conducted. Shaw shall have the lesser of two Business Days from the date Corus advises it of such proposed Bought Deal, or the time as is practicable under the circumstances to notify Corus of the number of Qualifying Securities that Shaw requests to be included in such Bought Deal; unless otherwise agreed to by Corus, such amount not to exceed the proportion in the Bought Deal that the Class B Shares held by Shaw represent of all outstanding Corus Shares. Corus shall use commercially reasonable efforts to include such Class B Shares in any Bought Deal, and, if so included, the procedures set forth in Schedule A to this Agreement shall apply to such Distribution; provided that if the lead underwriter or underwriters of such proposed Bought Deal, acting in good faith, advises Corus in writing that, in its or their judgment, the inclusion of the Qualifying Securities held by Shaw in the proposed Bought Deal should be limited (i) due to market conditions, or (ii) because the number of Class B Shares proposed to be distributed is likely to have a significant adverse effect on the successful marketing of the proposed Distribution (including the price acceptable to Corus), then the maximum number of Class B Shares that the lead underwriter advises or lead underwriters advise should be Distributed will be allocated as follows: (i) first, to the number of Class B Shares that Corus proposes to Distribute; and (ii) second, to the number of Qualifying Securities, if any, that may be accommodated in such Distribution.

4.3	Expiry of Rights

The Demand Registration rights and Piggy-Back Registration rights granted to Shaw pursuant to this Article 4 shall terminate and be of no further force or effect at such time as Shaw no longer beneficially owns Class B Shares representing at least 5% of the outstanding Corus Shares.

ARTICLE 5
PRE-EMPTIVE RIGHTS

5.1	Pre-Emptive Right

(a) Provided that Shaw beneficially owns Class B Shares representing at least 10% of the outstanding Corus Shares, no equity or participating securities or securities convertible or exchangeable into equity or participating securities (collectively, “Participating Interests”) will be issued by Corus and no option or other right for the purchase of or subscription for any Participating Interest will be granted at any time after the date hereof except upon compliance with the following provisions.

(b) Provided that Shaw beneficially owns Class B Shares representing at least 10% of the outstanding Corus Shares, if Corus proposes to offer any Participating Interests, Shaw shall be entitled to participate in such issuance on a pro rata basis, but only to the extent necessary to maintain its then proportional fully-diluted equity interest in Corus. In the event that the issuance in question consists of the issuance of Class A Shares, then Shaw shall be entitled to acquire that number of Class B Shares that will allow it to maintain its then proportional fully-diluted equity interest in Corus. At least five Business Days prior to the closing of any such proposed offering, Corus shall deliver to Shaw a notice in writing offering Shaw the opportunity to subscribe for a pro rata number of Participating Interests. The offer will contain a description of the terms and conditions relating to the Participating Interests and will, to the extent known, state the price at which the Participating Interests are offered and the date on which the purchase of Participating Interests is to be completed and will state that Shaw, if it wishes to subscribe for Participating Interests, may do so only by giving written notice of the exercise of the subscription right granted hereby to Corus within five Business Days after the date of the offer, provided that if Corus receives a “bought deal” letter (which for the purposes of Sections 5.1(b) and (c) means a fully underwritten commitment from an underwriter or underwriters) relating to such Distribution, Shaw shall have the lesser of two Business Days from the time Corus advises it of such “bought deal” or the time as is practicable under the circumstances to provide the written notice to Corus specified in this Section 5.1(b). Shaw will be entitled to participate in the issuance of the Participating Interests by way of private placement at the same price and on the same terms as such Participating Interests are to be offered by Corus to any party.

(c) If Corus proposes to grant an option or other right for the purchase of or subscription for Participating Interests, such option or other right will also be made available to Shaw as nearly as may be possible in accordance with the foregoing.

(d) If Shaw exercises its right to subscribe for Participating Interests granted under Section 5.1(b), then Corus shall, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the TSX and any other stock exchange or over-the-counter market on which the Corus Shares (or either class of them) are then listed and/or traded and any required approvals under Applicable Securities Laws), which approvals Corus shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking Shareholder approval (if required) in the manner described below, and having management and each Corus Director voting their Corus Shares and all votes received by proxy in favour of the issuance of the Participating Interests to Shaw), issue to Shaw, against payment of the subscription price payable in respect thereof, that number of Participating Interests so subscribed for by Shaw.

(e) If Corus is required by the TSX or otherwise to seek Shareholder approval for the issuance of the Participating Interests to Shaw, then Corus shall call and hold a meeting of Shareholders to consider the issuance of the Participating Interests to Shaw as soon as reasonably practicable, and, in any event, such meeting shall be held within 60 days after the date that Corus is advised that it will require Shareholder approval; provided, however, that if the Shareholders vote against the issuance of the Participating Interests to Shaw, then Corus shall not be required to issue to Shaw, and Shaw shall not be entitled to receive, such Participating Interests.

5.2	Non-Applicability of Pre-Emptive Right

The provisions of Section 5.1 will not apply in the following circumstances:

(a)	to any issues of Participating Interests or to the grant of any option or other right for the purchase of or subscription for any Participating Interests:

(i)	pursuant to any plan from time to time in effect relating to reinvestment by holders of Corus Shares of dividends or distributions of Corus in Corus Shares, including any “bonus” entitlements;

(ii)	in connection with any security-based compensation arrangement that are Corus Share distributions in lieu of cash distributions;

(iii)	pursuant to a shareholder rights plan of Corus;

(iv)	upon the exercise by a holder of a conversion, exchange or other similar privilege pursuant to the terms of a security in respect of which Shaw did not exercise, failed to exercise, or waived, its rights under Section 5.1 or in respect of which such pre-emptive rights did not apply;

(v)	upon the issuance of any Corus Shares or securities exchangeable into Corus Shares as consideration for the acquisition of any assets, securities, property or properties; or

(vi)	pursuant to any over-allotment option granted to the underwriters in a securities offering.

(b)	in the event that the rights of Shaw under Section 5.1 are waived by Shaw.

ARTICLE 6
CORUS SUCCESSORS

6.1	Certain Requirements in Respect of a Combination

Subject to Section 6.3, in the event that Corus enters into a transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or all of its shares are acquired by another Person in exchange for, in whole or in part, securities of such other Person, it shall ensure that such other Person or continuing entity (the “Corus Successor”) executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence (i) the substantial preservation and non-impairment in any material respect of the rights of Shaw hereunder with respect to the Corus Successor, as if the Corus Successor was Corus hereunder, and (ii) the assumption by the Corus Successor of liability for all amounts payable and property deliverable hereunder and the covenant of such Corus Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Corus under this Agreement.

6.2	Vesting of Powers in Successor

Whenever the conditions of Section 6.1 have been duly observed and performed, if required by Section 6.1, the parties hereto and the Corus Successor will execute and deliver a supplemental agreement hereto and thereupon the Corus Successor will possess and from time to time may exercise each and every right and power and will be subject to each and every obligation of Corus hereunder and any act or proceeding under any provision hereunder required to be done or performed by the Corus Directors or any officers of Corus may be done and performed with like force and effect by the trustees, directors or officers, as applicable, of such Corus Successor.

6.3	Non-Applicability

Sections 6.1 shall only apply if immediately following the consummation of a transaction contemplated by Section 6.1, Shaw will hold more than 5% of the outstanding votes attached to all securities of the Corus Successor immediately following the completion of such transaction.

ARTICLE 7
GENERAL

7.1	Notices

All notices, demands or other communications (“Notices”) to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient or by email addressed to the recipient. Such notices, demands and other communications shall be delivered to the parties at the respective addresses or email addresses indicated below:

(a)	in the case of a Notice to Corus at:

Corus Entertainment Inc.
Corus Quay
25 Dockside Drive
Toronto, ON M5A 0B5
Attention: Fax: E-mail: and to:	President and Chief Executive Officer [Fax number redacted.] [E-mail address redacted.]
Attention: Fax: E-mail:	General Counsel [Fax number redacted.] [E-mail address redacted.]

With a copy to, in the case of notice to Corus to:
Osler, Hoskin & Harcourt LLP
1 First Canadian Place PO Box 50, Suite 6300 100 King Street West Toronto, ON M5X 1B8 Attention:	Douglas Bryce
Fax:	416.862.6666
E-mail:	dbryce@osler.com

(b)	in the case of a Notice to Shaw at:

Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W.
Calgary, AB T2P 4L4 Attention: Fax: E-mail: and to:	Senior Vice President and General Counsel [Fax number redacted.] [E-mail address redacted.]
Attention: Fax: E-mail:	Senior Vice President, Corporate Development & Capital Markets [Fax number redacted.] [E-mail address redacted.]

With a copy, in the case of notice to Shaw to:
Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7 Attention:	Vincent Mercier and Peter Hong
Fax:	416.863.0871
E-mail:	vmercier@dwpv.com and phong@dwpv.com

Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, emailed or sent before 5:00 p.m. (local time at the address of the party receiving such communication) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

7.2	Further Assurances

Each party shall act in good faith in performing its obligations and exercising its rights herein and shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7.3	Ownership of Class B Shares

Shaw shall, at the request of Corus from time to time but no more frequently than monthly, deliver a certificate to Corus certifying the number of Class B Shares beneficially owned by Shaw.

7.4	Assignment

Except as specifically contemplated by Section 6.1, this Agreement is not assignable by either party except with the prior written consent of the other.

7.5	Termination

This Agreement shall terminate upon Shaw beneficially owning less than 5% of the outstanding Corus Shares.

7.6	Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a party by facsimile or electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CORUS ENTERTAINMENT INC.
by
Name:
Title:
by
Name:
Title:

SHAW COMMUNICATIONS INC.
by
Name:
Title:
by
Name:
Title:

SCHEDULE A

REGISTRATION RIGHTS PROCEDURES

1.	Demand Registration Procedures

Whenever Corus is under an obligation pursuant to the provisions of this Agreement to effect the qualification of Class B Shares in connection with a Distribution of any Qualifying Securities on behalf of Shaw:

(a)	Corus shall prepare and file as expeditiously as practicable (and, in any event, not later than 45 days after the receipt of a Demand Notice in the case of a Distribution other than by way of a Bought Deal) with the appropriate Canadian Securities Regulatory Authorities all documents reasonably necessary, including, if required, a prospectus or short form prospectus and any amendment or supplement thereto, to qualify for Distribution the Qualifying Securities and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those customary undertakings and commitments as may be reasonably required by any Canadian Securities Regulatory Authority, all as may be necessary to permit the Distribution of the Qualifying Securities in compliance with all Applicable Securities Laws. Notwithstanding the foregoing, in the event the Distribution is to be made pursuant to a Bought Deal in accordance with this Agreement, Corus shall attend to such preparations and filings as soon as is practical in the circumstances taking into account the speed and urgency under which Bought Deals are conducted;

(b)	prior to the filing of a prospectus and up to the date of completion of the Distribution of the Qualifying Securities, Corus shall permit Shaw to review and participate in the preparation of the prospectus and any related offering materials or filings and shall allow Shaw and any underwriters or agents involved to conduct any due diligence investigations reasonably requested;

(c)	during the period from the date of initiation of the Distribution and up to the date of completion of the Distribution of the Qualifying Securities, Corus shall promptly notify Shaw in writing of:

(i)	any filing made by Corus of information relating to the Distribution with any Canadian Securities Regulatory Authority and any correspondence with any Canadian Securities Regulatory Authority regarding the Distribution;

(ii)	any material change within the meaning of Applicable Securities Laws (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or prospects of Corus and its Subsidiaries, taken as a whole;

(iii)	any material fact within the meaning of Applicable Securities Laws which has arisen or has been discovered and would have been required to have been stated in the prospectus and any related offering materials or filings had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)	any change in any material fact within the meaning of Applicable Securities Laws (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the prospectus or any related offering materials or filings which fact or change is, or may be, of such a nature as to render any statement in any such document misleading or untrue in any material respect or which would result in a misrepresentation within the meaning of Applicable Securities Laws in any such document, or which would result in any such document not complying with Applicable Securities Laws.

(d)	during the period from the date of initiation of the Distribution to the date of completion of the Distribution of the Qualifying Securities, Shaw shall promptly notify Corus in writing of:

(i)	any filing made by Shaw of information relating to the Distribution with any Canadian Securities Regulatory Authority and any correspondence with any Canadian Securities Regulatory Authority regarding the Distribution;

(ii)	any material fact, within the meaning of Applicable Securities Laws, in respect of Shaw which has arisen or has been discovered and would have been required to have been stated in the prospectus and any related offering materials or filings had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii)	any change in any material fact, within the meaning of Applicable Securities Laws, (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact), in respect of Shaw, contained in the prospectus or any related offering materials or filings which fact or change is, or may be, of such a nature as to render any statement in any such document misleading or untrue in any material respect or which would result in a misrepresentation within the meaning of Applicable Securities Laws in any such document, or which would result in any such document not complying with Applicable Securities Laws.

(e)	Corus and Shaw shall in good faith discuss any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under Section 1(c) or Section 1(d) of this Schedule A;

(f)	promptly, and in any event within any applicable time limitation, Corus shall comply, to the satisfaction of Shaw, acting reasonably, with all applicable filings and other requirements under Applicable Securities Laws as a result of a material change, the discovery of a material fact or the change in a material fact referred to under Section 1(c) or 1(d) of this Schedule A, provided that Corus shall not file any amendment to the prospectus or other document without first complying with its obligations in Section 1(c) of this Schedule A;

(g)	Corus shall furnish to Shaw such number of copies of any preliminary prospectus, prospectus and any supplements or amendments thereto, any documents incorporated by reference in such prospectus and such other documents as Shaw may reasonably request in order to facilitate the Distribution of the Qualifying Securities;

(h)	if an underwritten public offering is contemplated, Corus shall execute and perform the obligations under an underwriting agreement in a form reasonably satisfactory to Shaw containing customary representations, warranties and indemnities for the benefit of Shaw, Corus and the underwriter(s);

(i)	subject to Applicable Securities Laws, Corus shall keep the prospectus effective until Shaw has completed the sale of Class B Shares under the prospectus, but no longer than 60 days from the date of the prospectus, provided that Shaw uses commercially reasonable efforts to complete the such sale as soon as reasonably practicable;

(j)	Corus shall use commercially reasonable efforts to furnish to the underwriter(s) involved in the Distribution all documents as they may reasonably request;

(k)	Corus shall take such other customary actions and execute and deliver such other customary documents as may be reasonably necessary to give full effect to the rights of Shaw under this Agreement;

(l)	Corus shall use its commercially reasonable efforts to list the Qualifying Securities on each securities exchange or quotation system on which Class B Shares are then-listed or quoted, if such Class B Shares are not already so listed or quoted;

(m)	Corus shall use commercially reasonable efforts to prevent the issuance of any cease trading order suspending the use of any prospectus and, if any such order is issued, to obtain the withdrawal of any such order; and

(n)	Corus shall use its commercially reasonable efforts to furnish, at the request of Shaw, on the date that such Class B Shares are delivered to the underwriters for sale in connection with the Distribution:

(i)	an opinion, dated such date, of Corus’s counsel for the purposes of such Distribution, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to Shaw and the underwriters, if any; and

(ii)	a letter, dated such date, from Corus’s auditors, in form and substance as is customarily given by auditors to underwriters in an underwritten public offering, addressed to Shaw and the underwriters, if any.

2.	Rights and Obligations of Shaw

Shaw will furnish to Corus such information and execute such documents regarding the Qualifying Securities and the intended method of disposition thereof as Corus may reasonably request in order to effect the requested qualification for sale or other disposition in accordance with this Agreement and Applicable Securities Laws. If an underwritten public offering is contemplated, Shaw shall execute an underwriting agreement containing customary representations, warranties and indemnities (and contribution covenants) for the benefit of the underwriters and Corus; provided that the obligation to indemnify shall be limited in amount to the gross proceeds received by Shaw from the sale of Qualifying Securities pursuant to such Distribution. Shaw will have the right to withdraw from a proposed underwritten public offering at any time prior to the signing of the underwriting agreement, without incurring any obligation to Corus or any proposed underwriter, except as set forth below.

3.	Expenses of Registration

(a)	Subject to Sections 3(b), (c) and (d) of this Schedule A, all Registration Expenses incurred in respect of a Distribution shall be borne by Corus, provided that in all cases Shaw shall bear the fees and expenses of its counsel.

(b)	Subject to Sections 3(c) and (d) of this Schedule A, Registration Expenses incurred in respect of a Demand Registration shall be borne by Corus and Shaw in proportion to the number of Class B Shares sold, directly or indirectly, by each pursuant to the prospectus filed in connection with such Demand Registration.

(c)	If a Distribution initiated by Corus is not completed, other than solely as a result of a default by Shaw under this Agreement or under an underwriting agreement or other enforceable agreement with the underwriters in respect of the Distribution, all Registration Expenses shall be borne by Corus. If a Distribution is not completed solely as a result of a default by Shaw under this Agreement or under an underwriting agreement or other enforceable agreement with the underwriters in respect of the Distribution, all Registration Expenses and all out-of-pocket expenses of Corus and its counsel related to the Distribution shall be borne by Shaw.

(d)	If a Demand Registration is not completed, other than as a result of a default by Corus under this Agreement or under an underwriting agreement or other enforceable agreement with the underwriters in respect of the Distribution, all Registration Expenses shall be borne by Shaw. If a Demand Registration is not completed as a result of a default by Corus under this Agreement or under an underwriting agreement or other enforceable agreement with the underwriters in respect of the Distribution, all Registration Expenses and all out-of-pocket expenses of Corus and Shaw and their respective counsel related to the Distribution shall be borne by Corus.

(e)	Selling Expenses, if any, shall in all cases be borne by Corus and Shaw pro rata in respect of the Class B Shares being Distributed by Corus and Shaw, respectively.

4.	Indemnification

(a)	Corus will indemnify Shaw, each of its officers, employees, directors and agents, with respect to a registration which has been effected pursuant to this Agreement, and each underwriter, if any, of Corus’ securities covered by such registration, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof) including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or any amendment or supplement thereto, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or any violation or alleged violation by Corus of Applicable Securities Laws in connection with any such registration, and Corus will reimburse Shaw, each of its officers, employees, directors, and agents, and each such underwriter, for any reasonable legal and any other expenses incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, provided that Corus will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission in any information relating solely to Shaw or the underwriter, which information has been provided to Corus in writing by Shaw or the underwriter, respectively, contained in such prospectus, or any amendment or supplement thereto; and provided, further, that Corus will not be liable with respect to any loss, claim, damage or liability with respect to any Person who purchased Qualifying Securities and to whom there was not sent or who was not given a copy of any amended, supplemented or final prospectus, as applicable, with respect to such Qualifying Securities, if (i) such loss, claim, damage or liability results from an untrue statement or an omission or alleged untrue statement or omission contained in any preliminary or other prospectus that was corrected in such amended, supplemented or final prospectus and (ii) Corus had previously furnished copies of such amended, supplemented or final prospectus to Shaw or the underwriters for Shaw.

(b)	Shaw will, if Qualifying Securities held by Shaw are included in the securities as to which such registration is being effected, indemnify Corus, each of its directors and officers, and each underwriter, if any, of Corus’s securities covered by such a registration, against all expenses, claims, losses, damages and liabilities or actions in respect thereof, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or any amendment or supplement thereto or based on any omission (or alleged omission) to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or any violation or alleged violation by Shaw of Applicable Securities Laws in connection with any such registration and Shaw will reimburse Corus, such directors, officers, employees, agents and such underwriters for any reasonable legal and any other expenses incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission in any information relating solely to Shaw contained in such prospectus, or any amendment or supplement thereto, made in reliance upon and in conformity with written information furnished to Corus by Shaw for use therein; provided, however, that the liability of Shaw for indemnification under this Section 4(b) will not exceed the net proceeds from the offering actually received by Shaw.

(c)	Each party entitled to indemnification under this Section 4 (the “Indemnified Party”) will give written notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who will conduct the defense of such claim or litigation, will be approved by the Indemnified Party (whose approval will not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Indemnified Party to give notice as provided herein will not relieve the Indemnifying Party of its obligations under this Section 4 unless the failure to give such notice is materially prejudicial to an Indemnifying Party’s ability to defend such action. An Indemnified Party will have the right to retain its own counsel, with fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between such Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation, will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnified Party shall settle any claim or litigation resulting therefrom without the prior written consent of the Indemnifying Party, not to be unreasonably withheld.

(d)	If the indemnification provided for in this Section 4 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, will contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations, provided, however, that the liability of Shaw under this Subsection 4(d) will not exceed the net proceeds from the offering received by Shaw. The relative fault of the Indemnifying Party and of the Indemnified Party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent with respect to, knowledge regarding and opportunity to correct, such information.

(e)	Notwithstanding the foregoing, to the extent that the provisions regarding indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions of the underwriting agreement shall prevail.